04030981

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vossioh AG

*CURRENT ADDRESS Vossiohstrasse 4
58791 Werdohl Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 24 2004
THOMSON FINANCIAL

FILE NO. 82- 34795 FISCAL YEAR 12/31/02

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DAT : 6/24/04

vossloh

82-34795
ARLS
12-31-02

Annual Report 2002

Focus on Transport Technology

Even now, rail fasteners from Vossloh are used in 65 countries for their inherent safety and efficiency. With the takeover of Cogifer, Vossloh has slipped into a leadership role in both switch manufacture and the maintenance and construction of tracks. The acquisition of the Cogifer companies enables Vossloh to harness synergies in sales and distribution as well as in accessing new markets.



Ultramodern Vossloh diesel locomotives have for years now been leading the way throughout Europe. Cost efficiency, flexibility and attractive financing arrangements—these are some of the ingredients keeping this market leader on the success track. Moreover, with the takeover of the Kiepe Group, Vossloh has securely positioned itself as a developer and manufacturer of key technologies used in the building of trams, streetcars, and trolleybuses.


904

Engineering systems sourced from Vossloh ensure cost-effective and customer-friendly operations management for transport operators. Vossloh is also a leading supplier of passenger information systems used in trains, railway stations, and at airport terminals. Signaling components and electronic signal boxes are another niche market with vast growth potential.



Fiscal 2002 at a glance

Group		2002	2001
Income statement data			
Net sales	€ mill.	744.5	903.0
thereof: Track	€ mill.	511.8	433.1
Railbound Vehicles & Maintenance	€ mill.	194.5	175.8
Engineering Systems	€ mill.	37.9	41.0
Lighting	€ mill.	–	252.8
EBIT	€ mill.	78.4	60.0
Net interest result	€ mill.	(14.8)	(17.2)
EBT	€ mill.	63.6	42.8
Group earnings (total)	€ mill.	52.4	17.2
Earnings per share (EpS)	€	3.85	1.20
EBIT margin	%	10.5	6.6
Pretax return on equity (ROE)	%	26.7	13.6
Return on capital employed (ROCE)	%	13.3	9.4
Balance sheet data			
Fixed assets	€ mill.	414.5	322.0
capital expenditures[2]	€ mill.	25.5	48.2
amortization/depreciation[2]	€ mill.	19.7	38.1
Working capital	€ mill.	175.5	316.3
Working capital ratio	%	23.6	35.0
Capital employed	€ mill.	590.0	638.3
Total equity	€ mill.	238.6	314.4
thereof: minority interests	€ mill.	4.6	121.2
Net financial debt	€ mill.	227.0	231.2
Net leverage	%	95.1	73.5
Total assets	€ mill.	947.2	899.0
Equity ratio	%	25.2	35.0
Cash flow statement data			
Cash flow from operating activities	€ mill.	122.9	50.6
Cash flow from investing activities	€ mill.	(292.3)	(45.8)
Cash flow from financing activities	€ mill.	10.8	(9.3)
Change in cash & cash equivalents	€ mill.	(6.6)	(4.5)
Workforce			
Annual average headcount		4,190	5,370
thereof: Germany		1,651	2,494
abroad		2,539	2,876
Track		3,178	3,027
Railbound Vehicles & Maintenance		727	582
Engineering Systems		262	275
Lighting		–	1,464
Vossloh AG		23	22
Payroll-to-added value ratio	%	69.0	77.0
Personnel expenses	€ mill.	178.4	208.1
Personnel expenses per capita	€ '000	42.6	38.7

Vossloh AG			
Capital stock	€ mill.	36.8	36.8
Dividend per share	€	1.20[1]	0.75



Rail Infrastructure

- Switch Systems
- Fastening Systems
- Infrastructure Services



Motive Power

- Locomotives
- Electrical Systems
- Services



Information Technologies

- Operations Management
- Passenger Information
- Signals
- Simulation/Planning Systems



Transport is one of tomorrow's major talking points:

Growing needs and rising mobility call for worldwide expansion of existing infrastructures and efficient management of traffic flows. Vossloh regards all means and modes of transportation as a single integrated system. Building on its decades of experience, the Company has evolved into a specialist in railway business, one able to identify the trends of the transport markets. Backed by this tradition, Vossloh has redefined its priorities, with transport at the focus of all its activities.







Contents

Dear Stockholders:

The year 2002 was for Vossloh probably one of the most eventful and exciting fiscal periods in our company's over 130-year history. We took on a great deal —and we achieved a lot. With this Annual Report we are taking the opportunity to present the new-look Vossloh Group to you.

In the spring of 2002, we had informed the public of our plans to realign Vossloh, focusing the Company on transport technology exclusively. This realignment resulted in the sale of our Lighting division to the Japanese company, Matsushita Electric Works Ltd., which was carried out on favorable terms and without any job losses.

With the purchase of a 100-percent stake in the French Cogifer Group in October 2002, we truly set our course in the direction of the "new Vossloh." Firstly, we are allowing ourselves and Cogifer mutual access to markets in which we or our new subsidiary were only insufficiently represented in the past. Secondly, we managed to broaden our product range significantly by gaining Cogifer's track construction and track maintenance expertise. In return, we sold off our indirect stake of some 45 percent in the Austrian switch manufacturer VAE.

The acquisition of the Kiepe Group, also in the fall of 2002, has provided entry to further highly attractive specialized markets in transport technology. Finally, we succeeded with Cogifer and the additional purchase of the Polish state enterprise Skamo in securing leading positions for switches and rail fasteners in what is probably Eastern Central Europe's most important railway infrastructure market. Altogether, in the course of our realignment drive alone, acquisitions and divestments well in excess of €600 million were transacted in the year under review.

The success achieved speaks for itself. Despite the economic downturn in Europe and large sections of the rest of the world, Vossloh Group earnings reached €52.4 million, virtually treble the prior-year €17.2 million, representing the highest annual profit in our corporate history. This €52.4 million includes one-off gains amounting to some €24 million from the transactions completed. In the first year following realignment, meaning the current fiscal year 2003, we are expecting earnings to remain at the high level of 2002 despite the nonrecurrent gains shrinking to about €14.5 million. For the two years thereafter, in which earnings will be generated solely from operations, we are counting on a further increase. It is our objective to achieve continuously an EBIT margin of 10 percent and rising, an ROCE of well above 15 percent, and a return on equity of more than 25 percent.

We will accomplish these profits and returns exclusively from transport technology. This is a sphere of activity which undoubtedly has a strong future because growing demands and increasing mobility worldwide—irrespective of the state of the economy and scarce public funds—make an ongoing expansion of infrastructure and the management of traffic volume unavoidable.

Throughout the world rail networks are being modernized and expanded as a key contribution to tackling current and future traffic problems. This expansion of railway networks is set to continue steadily at least over the next two decades. This applies above all to Europe and particularly to the construction of high-speed rail links in such countries as Spain and Italy. The Eastern Central European market is especially promising, with Poland running one of the largest railway networks in Europe, for example. In the EU accession countries, huge resources amounting to



Burkhard Schuchmann

CEO, born 1942
Joined Vossloh in 1986

Executive Board member since 1990
Appointed until Dec. 31, 2006

In charge of corporate development and strategic planning, internal auditing, PR, information management

Milagros Caiña-Lindemann

Born 1962
Joined Vossloh in 1982

Executive Board member since 1999
Appointed until Jan. 31, 2007

In charge of corporate human resources and social affairs, organization, insurance

Werner Andree

Born 1951
Joined Vossloh in 2001

Executive Board member since 2001
Appointed until Aug. 31, 2004

In charge of corporate finance, investor relations, controlling, group accounting, taxes more than €30 billion are to be invested in the rail infrastructure over the next 15 years, of which Poland alone will account for €14 billion. Our Group is ideally poised to benefit from these activities.

Vossloh views all modes of transportation as an integrated system. Building on decades of experience we have developed into a specialist in railway business (with several crossovers into other haulage systems), a company that recognizes transport market trends. On this basis we have realigned ourselves speedily and successfully, placing transport at the heart of all our operations.

The "new Vossloh" can be described as a specialized supplier and leading player in the transport technology sector:

› a specialty supplier of technologies which are used in varying modes of transportation and in wide-ranging areas of transport infrastructure.

› a technology leader in specialized market segments for infrastructure and vehicles as well as information and control systems,

You, our stockholders, are set to gain from our concentration on specialized markets offering strong profitability and on products and services with high customer benefit. The substantial dividend increase from €0.75 to €1.20 per share in the year under review is clear proof thereof. This hike is also intended to show that the profit level achieved in 2002 and rising is being firmly budgeted for in the years ahead. And since our dividend policy has always been based on the principle of continuity, we are confident that we will be able to maintain this dividend increase for some time to come. Our company's stockholders will also be quite satisfied with the price performance. In 2002, a year dominated by adverse headlines and plunging prices, Vossloh stock increased by some 10 percent, ranking Vossloh in seventh position among all the companies in the DAX 100, of which a mere ten managed to register any price gain at all in 2002.

An exciting year lies behind us. We not only embarked on realigning our Group with the focus firmly on transport technology but also carried out this move speedily and successfully. The next task is to integrate the newly acquired companies into the Vossloh Group, realigning them as required so as to harness the inherent synergies.

We will continue to rely on external growth, albeit without being overhasty but pushing the process ahead calmly and shrewdly. The further increase in Vossloh AG's market capitalization in early 2003 shows that we are on the right track. This is also reflected in the fact that Vossloh shares following stock market resegmentation are still represented in the MDAX, which has been shrunk from 70 to 50 companies. Moreover, this success is very much attributable to the favorable effects of the Vossloh Group's realignment and refocusing on transport technology. Vossloh stock therefore proved to be not only one of the most attractive investments during the past year but also an equity in which you, our stockholders, have confidence.

This confidence is also supported by the high standards of corporate management and control at Vossloh. Corporate governance, an important concern for the Executive and Supervisory Boards, is described in detail on pages 96-100 of this annual report. The report of the Supervisory Board also goes into this issue.

The capital market obviously shares our conviction that Vossloh—especially after its reorientation—remains a sound and very inviting company in which it is well worth investing.

At the annual stockholders' meeting on May 28, 2002, and their extraordinary meeting held on September 18, 2002, Vossloh's stockholders endorsed the Group's strategic realignment and its implementation with overwhelming majorities. We are very much obliged to you for this support. We will do our utmost to fulfill your expectations as far as this reorientation is concerned. We would like to thank our employees and their representatives throughout the world that have served Vossloh for their special dedication in a year of extraordinary challenges in all areas. We also thank the employees who with the divestment of the Lighting operations were transferred to Matsushita Electric Works Ltd. for their loyalty and commitment to the Vossloh Group over many years and wish them every success under their new employer.

Our thanks also to our customers, for whom we always seek to act as problem solvers and systems partners, for the faith shown in the Vossloh Group's inherent capabilities.

We would be only too pleased if you, our stockholders, continued to escort us on this future path.

Our Group's new look is also reflected in our visualized appearance. Vossloh's new logo and name-style reflect our focus on transport technology in a way that is clearly visible and appreciable.

Vossloh AG
Executive Board Chairman

Burkhard Schuchmann

Supervisory Board

Dipl.-Kfm. Dr. Hans Vossloh, retired manager, Werdohl, Honorary Chairman

Dipl.-Vwt. Dr. rer. pol. Karl Josef Neukirchen, executive board chairman of mg technologies ag, Bad Homburg, Chairman

Frank Teichmüller, Coastal District head of the German Metalworkers Union, Hamburg, Vice-Chairman

Dipl.-Kfm. Dr. Jürgen Blume, sworn public auditor and tax adviser, Bad Bentheim

Désirée Gruchot-Kieckbusch, businesswoman (as from Sep. 5, 2002), Borgdorf-Seedorf

Achim Heinrichs, Dipl.-Math. (as from Sep. 5, 2002), Kiel

Dr.-Ing. Dipl.-Ing. Wilfried Kaiser, consultant, Munich

Wolfgang Klein, galvanizer, Werdohl

Wilfried Köpke, engineering designer, Kiel

Peter Langenbach, lawyer, Wuppertal

Dr. Anselm Raddatz, lawyer, Düsseldorf

Günter Schlüchting, 1st delegate of the German Metalworkers Union's Lüdenscheid office (as from Jan. 11, 2002), Lüdenscheid

Dr.-Ing. Martin Vossloh, Dipl.-Wirtschaftsing., Reutlingen (as from July 10, 2002), Reutlingen

Advisory Board

Dipl.-Kfm. Dr. Hans Vossloh, retired manager, Werdohl, Chairman

Dr. Gerd Weber, lawyer, Wuppertal, Vice-Chairman

Ernst Schimke, management consultant, Gummersbach

Putting the future on track





Departure to tomorrow's world of transport: mounting mass mobility calls for the smooth merging of various modes of transport. The most modern technology lays the tracks for unbounded dynamism. In today's global village, mobility is both a basic need and a momentum of progress. Travel opens new horizons. The way is also the goal. All aboard!


ICE

Information highways and virtual department stores have not changed some things. In the real world, people and goods still need to move and be moved. The fact is, mass mobility is both cause and effect of globalization. Today, streams of products find their way to every nook and cranny on earth and bind them to the global economy. Depending on their attitude or situation, being "on the move" is either a burden borne by billions of people every day or a sought-after expansion to their individual horizons. There are no two ways about it: the future belongs to those means of conveyance that are secure, fast, reliable, cost-effective and that respect the environment. Because modern rail traffic systems fulfill all these requirements, their potential for growth around the world is enormous.



Experts concur: the universal demand for mobility will not only grow steadily, but much faster than the national economies themselves. More mobility means more traffic. In the case of the EU alone, within its current borders—i.e. not including eastward enlargement—and despite a population almost stagnating at a 1-percent growth rate, forecasts to the year 2015 show an almost 17-percent increase in passenger transport and a gain in freight traffic of around 37 percent (measured in either persons or tonnes per kilometer).

As a result, pressure to better exploit the existing infrastructure is growing—primarily in densely populated areas. Moreover, if increasing demand is to be met, different traffic systems must interconnect more smoothly. Secure, fast, reliable, economic and environment-friendly—these assets make the rail system the favored means of mass transport. Modernized, automated, deregulated and free from the state controls of yesteryear, railways are poised to play a leading role in tomorrow's ensemble of intermodal means of transport. Until recently, railway operators worldwide have been reluctant to respond to the challenges of the future. The backlog in investment is colossal—and with it the potential for development in the relevant markets. Railways are an industry on the verge of steady, ongoing growth.

In the year 2002, worldwide investment in railways and their infrastructures amounted to about €34 billion. This is expected to advance to approximately €42 billion by 2006. Regionally, annual increases of between 3 percent (in Western Europe) and 6 percent (on the entire American continent) are expected.

More than 170 years have passed since the world's first train connection was built in England between Stockton and Darlington. But is "rail traffic" really a thing of the past?

No way: technical innovations, deregulation and globalization of the markets, but primarily the increasing challenges posed by competitive systems are the driving forces of change on the tracks. The speed of this change has recently become dizzying.



Check-in between train and plane. Follow the T

The whole is more than the sum of its parts: intermodality is the term experts use when referring to the intelligent networking of different modes of transport. Combination instead of competition is the way to master the challenges expected from mushrooming traffic. With their vast integration and consolidation capacities, mass transport facilities, energy efficiency and their enormous capacity reserves, the railways will play an important role.



Ankunft Arrival
Frankfurt/M (Airport)



Goods must continue to flow, business must be kept in momentum—economically and ecologically. Railbound freight traffic guides the flows of goods along safe tracks to its final destination quickly, reliably, cost effectively and in a manner that respects the environment.

GROWTH POTENTIALS THROUGH BORDERLESS TRADE

For example, freight traffic: in the face of chronically congested roads and in the interests of an environment worth living in, the EU is encouraging a revival of the railways for freight traffic. In fact, this issue is high up on the EU transport agenda where a central element is the creation of so-called "goods freeways." The destination is there for all to see: by March 15, 2008, the entire European rail network must be open to cross-border freight traffic services.

Yet this apparently simple goal cloaks a minor revolution: the era of the national rail monopolies, each with their own track gauge, power supply, and signaling and control systems, their rules and regulations, is slowly but inexorably coming to an end. No more transshipment of goods at the national frontiers, no longer time wasted in waiting for piles of forms to be checked—that is the vision of the transcontinental European rail network.

On about 50,000 kilometers, goods will be able to roll to and fro, all over a borderless continent. Politicians are promoting railbound freight haulage and intend to dismantle competitive disadvantages hitherto suffered by this mode of conveyance. But this will require more than the high investment needed to harmonize the railway lines themselves it will also need reorganized freight traffic to ensure smooth and seamless logistical integration into the customers' supply-chain management.

Special locomotives and freight cars suitable for cross-border traffic will be required. Free from public-sector barriers, freight traffic in Europe will become attractive to the private sector, which can develop new products and services for the railways. The trend has already

Decongesting the investment jam

***The rail systems in Central and Eastern European countries* have one thing in common:** a chronic lack of capital. Although rail services in these countries have been declining since the 1990s, their total volume and market share are generally higher than in Western Europe. However, since the raising of the Iron Curtain a huge investment jam has developed, which has only recently begun to show signs of movement. Measures taken by a number of accession nations in preparation to joining the EU have been an essential driving force. Through the ISPA program (Instrument for Structural Policies for Pre-Accession), the EU already issues start-up grants worth several million euros in the pre-accession stage, for the "Europe of the 25" which commences in the year 2004. With support from the ISPA fund, future EU members such as Poland, the Czech Republic and Hungary are modernizing important railway lines, junctions and large stations. These measures are the first steps toward integration in the envisioned Trans-European Network East. Alongside a Europe-wide long-distance water and road network, among other things, the Transport Infrastructure Needs Assessment (TINA) defines a future-oriented rail network for the whole of Europe. Its realization presupposes immense investments particularly in the Central and Eastern European countries' rail infrastructures, their signal and telecommunications technology, as well as in vehicle procurement. For the acceding countries, the current ISPA report shows financial requirements of about €37.1 billion for the TINA network—dreams that will come true!


4
838

been set: increasingly, leasing and freight car rental companies are negotiating the procurement of the rolling stock. For example, Locomotion Capital, a subsidiary of the British group Angel Trains, supplies diesel-hydraulic and electric locomotives to freight operators in Germany, Austria, France, and the Netherlands where they work in the ports of Rotterdam, Antwerp, and Hamburg.

What is happening in Europe will very likely spread to other regions of the world: the tighter the economic ties, the more emphatic the need for cross-border traffic. For this reason, more and more signals around the world are green for go in freight traffic.

URBAN RAIL SERVICES REJUVENATE METROPOLITAN TRANSPORT

Take city traffic, for example: even the world's most car-enamored nation is slowly bidding adieu to the idea of a city catering exclusively around the needs of the auto. In fact, the United States is currently the second largest market for (inter) urban railway vehicles and streetcars. The newly built urban railway in Houston and the extended networks of Dallas and San Diego are part of this trend whose end cannot be foreseen.

This does not only apply to the USA. At the end of August 2002, the KL Monorail in Kuala Lumpur came into operation with the Malaysian capital investing US$315.8 million in a circle line, which transports about 85,000 passengers daily. The first test trains of the new metro planned for New Delhi have been running since September 2002: with a network stretching for 55 kilometers the Indian metropolis wants to at least partly decongest its daily traffic buildup. Istanbul, Barcelona and Poznań are further examples from a whole range of economically strong cities, which

RUSSIA

The railway as a lifeline

Rail traffic had always played a special role in the history of the Soviet Union, but its function in modern Russia is equally essential. It truly is a lifeline for the people particularly in the vast distances of the Asiatic plains. However, the economic crisis of recent years and an ongoing lack of money have left scars. As to the future, Russia is also hoping on momentum from the market. In the medium term, the government intends to loosen controls on the straitjacketed structures and to organize rail traffic in a more businesslike way. The prospects for Russian railroads are good, particularly for freight traffic, which has colossal potential because of the long distances it covers and massive amounts it transports. Neither should we forget passenger transport, which has an equally important role in store. The country is planning its own high-speed route between Moscow and St. Petersburg, as well as new long-distance connections with which the railroads will more closely link the European and the Asian parts of the nation.


СССР
ТГМ4



"In terms of railways, Eastern Central Europe has enormous abilities and possibilities"

Paul Amos, senior banker for transport at the European Bank for Reconstruction and Development (EBRD)

What is the role of the EBRD concerning railways in Eastern Europe?

With regard to restructuring the sector in the region, the EBRD is one of its most essential buttresses: we sponsor 24 projects in 17 countries to the tune of over €1.2 billion. All projects are carefully checked for financial, economic, and environment criteria. However, our main concern is how strongly they will contribute to the revitalization of the economy. We try to establish our projects in the context of reform programs, which will put the railroad industry on a more lasting, commercial footing.

Whereas the EU aims to put traffic back on the rails, the transition nations of Eastern Central Europe are facing rapid growth in automobile traffic. What does this mean for the rail sector in these countries?

Railroad transport, especially freight, is much more important there than in the 15-nation EU. Nevertheless, their transport patterns will increasingly come into line with the EU. Rail will lose out on market share, primarily where industries pull back from the profitable mass transport business owing to their own need for internal restructuring. Simultaneously, passenger transport share in the traffic mix, which is actually loss-making, will increase. As I see it, the priorities are clear: we must improve the productivity of railroads, give up our activities in markets where profit is small, and withdraw from less frequented routes where other modes of transport are more efficient and effective. Moreover, we must make sure that our limited financial resources flow into those sectors of the railroad where they obtains the highest returns. That's also the view of our customers. The Polish railways, for example, are carrying out their rationalization program with the help of an EBRD loan of €100 million.

How do you see the rail reforms in Eastern Central Europe? And what will the new EU member states have to face once they divorce their railroad networks and operations in the course of restructuring?

The picture is different from country to country, but there are some things in common: the separation of politically motivated regulations from commercial operation; contracts between governments and rail operators about loss-making public transport; management structures based more on sectors than on functions, clear planning structures and last but not least a greater role for the private sector. Separating network and operations is already being practiced in several countries around the world—it isn't actually a problem. Nevertheless, without some accompanying measures it will only throw light on the lack of capital in Eastern and Central Europe, which is already putting the brakes on any rejuvenation of rail infrastructures and rolling stock. In my opinion, there is no perfect solution for the railroad industry. The extended EU will cover a large area. This should provide scope for differing organizational formats of rail operations. In the United States there are more than 500 rail operators of widely different types. It is important that Europe retains its flexibility.

Many companies from the sector are now investing in Eastern and Central Europe both to manufacture under conditions that are more favorable and to gain access to the market. Consequently, some are having to battle idle-capacity problems. How does the EBRD see this challenge?

Eastern Central Europe has enormous abilities and possibilities as a supplier. In view of the lower wage costs, this will inevitably lead to a gradual shift in production activities. At the same time, companies in the new EU states will need international expertise; for example, in production management and processes and in how to work with high-quality components. This know-how is available in Western Europe and elsewhere of course. That is how the internal market works: on the one hand, it shifts capacity, on the other, it leads to adjustments. Nonetheless, the rail industry in the whole of Europe can still profit.

The European Bank for Reconstruction and Development (EBRD) based in London was founded in 1991 to support the young nations of Eastern and Central Europe in developing private-sector business structures. The EBRD is the largest single investor in the region. The bank belongs to 60 states, the European Union (EU), and the European Investment Bank (EIB).

are looking for a way around the chaos on the roads.

The Karlsruhe model was developed for German conurbations. Wanting to come closer to the surrounding regions, the interurban railways began to run on mainline rail tracks. A precondition was the availability of multi-system vehicles capable of operating on both DC and AC. The setup was copied successfully in Saarbrücken and Kassel and has long since begun to attract interest at international level. Paris is planning to link its infrastructure in a similar way. Cities like Luxembourg, Glasgow or Porto are checking whether such system can be adapted to their needs.

Experts estimate the global demand for urban rail vehicles at €4 billion per annum—with an average yearly growth of about 4 percent. Because increasing numbers of passengers must be transported over limited areas, train sequences and intervals will shorten. This will give rise to a need for new, more powerful vehicles with swifter acceleration and quicker braking.

In Germany alone, simply maintaining the existing fleet of vehicles will require replacements of around 200 annually at a price of over €300 million. According to serious estimates, the worldwide market volume for light rail vehicles will amount to more than a billion euros per annum. And this does not take an announcement of the Chinese government into account, whereby, in the long-term, a railbound traffic system will be created in each of the Middle Kingdom's 53 cities with over a million inhabitants—a gigantic investment program.

Electric buses are an unusual feature of city traffic. At present, there are about 40,000 trolleybuses around the world; almost three-quarters in Eastern Europe and Russia, about 7,000 vehicles in Asia, and 3,000 on the American continent. Although they had gone out of fashion, demand



Impressive growth

Almost at the limit of their performance despite a variety of technical standards is where we find the railways of many Asian countries. Some examples are the high-speed systems in Japan, freight traffic in China, and the local passenger transport in India. The most impressive growth rates have been recorded in China and India. In 1980, the Chinese railways transported 790 billion tonne-kilometers. That had increased to 1,250 billion tonne-kilometers by the year 2000. In the same time period the number of person-kilometers in India increased from 200 to 400 billion.

The Chinese rail network can no longer cover the transport needs of the booming economy. According to the five-year plan, the government intends to build 7,000 kilometers of new track by the end of 2005—an approximately 10-percent expansion to the existing network. Another 3,500 kilometers is to be added to the double-track infrastructure, about 4,000 kilometers for speeds up to 200 km/h. At the same time, the state monopoly is to be abolished. A separation of management (still state) and services provision (private companies) is planned in accordance with socialist market economy principles.

Structural reform of the railways is also being discussed in India but firm decisions are still pending—although the need for investment in the Indian rail infrastructure is enormous. There is only so much the state can do for infrastructure and rolling stock with an approximate annual budget of €4 billion.

Whereas it is the local companies that chiefly dominate the Japanese rail market, there do exist opportunities for foreign companies in fast-developing Asian nations and in the Tiger States like Taiwan, South Korea or Vietnam. Furthermore, a number of smaller but financially strong states like Israel procure essential parts of their rail systems on the international market.



Many markets in Asia are on the threshold of economic progress. The railways have traditionally been one of the most important traffic arteries both for people and goods. The potential is correspondingly large for specialty global players like Vossloh.



Forecasts have it that modern (inter)urban railway and streetcar systems are going to have a lot more to do. After all, in towns and cities around the world demand is growing for transit systems that are efficient, ecologically sound, cost-effective, and competitive—and not only in the industrial countries. Whether publicly or privately operated, this sector is enjoying ongoing political patronage.

for electric and trolleybuses have been developing in recent years. After all, they are not only a less costly alternative (especially to build) to expensive rail traffic systems, they are also quieter and cleaner than diesel buses. Trolleybuses are seen as having a promising future particularly in cities badly scarred by environmental pollution.

WHEN IT COMES TO PASSENGER TRANSPORT, THE MORE COMPETITION THE BETTER

Take local and long-distance passenger traffic, for instance. Traffic experts predict a particularly high rate of growth in this form of railbound transport. The traditional suburban, interurban and commuter trains are the workhorses that transport large sections of the population around the large towns all over the world. Whether publicly or privately operated, this sector enjoys political support because of its importance to municipal development. Furthermore, it is viewed as an economic testing laboratory for opening the railway markets. Local rail transport in Europe is now at the hub of competition.

Competition is also stimulating this business where new suppliers are carving out market shares—all to the advantage of the passenger. Transport operators have to concentrate on their core competencies if they want to survive these ferocious price battles. Quality has become the decisive factor. Passenger standards of punctuality, operational safety, and comfort are becoming more important—and are thus attracting more investments.

In order to meet passengers' ever rising expectations, many suppliers are placing their hope on new vehicles, which are not only modern and comfortable but also easy to maintain. However, as there is often a considerable gap between the lifetime of the trains and the running time of the

For urban traffic, a cost-effective and environment-friendly option: trolleybuses are cleaner and quieter than diesel engines. Moreover, an e-bus system is far less expensive to put in place than a railbound system.
No wonder more towns and cities are falling back on this tried-and-trusted technology.




THALYS
4534

Facing competition

The EU course has long been set: away from the ponderous state monopolies toward efficient private companies which by concentrating on core business ensure a better quality service on the railways. In turn, this increases both demand and profitability. "Competition" and "deregulation" were the keywords in the early EU directives dating back to the 1990s, which thrust the railroads toward the future.

However, the 15 member states of the EU interpret the "directives" issued by Brussels in manifold ways. On the one hand, Great Britain is placing all its hopes on competition. All services are now publicly tendered; the national railways have been dissolved and replaced by private enterprise, which now operates the entire rail system. On the other hand, France has been sluggish in applying competition promoting EU rules, such as the divorcing of network and operations (and then, solely in terms of accounting technicalities). Somewhere between the two, Germany and Sweden provide examples of the gradual introduction of competition. The former national railways in both countries were given the opportunity to develop their competitive ability through restructuring. However, regardless of the speed with which the different member states are striving toward their common goal, these changes are creating opportunities and entirely new markets.

Getting there faster and in more comfort:
the EU wants markets to open and frontiers to fall.

contracts, leasing firms frequently take on the procurement and renting of the rolling stock. Overnight this has sprouted a completely new and highly inviting market.

Just as interesting are future-driven developments in long-distance travel where railroads have to compete with the airplane, private bus companies, and the car. Long-distance travel is viewed very differently around the world: while trains are a traditional part of such travel in Europe, Russia, Japan or India, their importance tends to be marginal in North America.

Nevertheless, plans to privatize state railways in Europe are, on the one hand, putting pressure on costs and, on the other, by throwing light on the needs of the users, forcing suppliers to more closely specify their services. As demand for transport between population centers rises, European railways are, with massive state support, currently extending their high-speed traffic networks—moreover and as in the case of freight, across national borders.

The challenges are enormous: not only must interoperability be secured but the European Train Control System (ETCS) must make sure these vehicles stay on track when scuttling along at speeds of over 300 km/h. Investments in a pan-European signal and telecommunications system, which after years of preparation is now ready to be gradually introduced, add up to around €6 billion, say the experts. In all, about 4,500 locomotives and other traction vehicles as well as about 75,000 kilometers of track will be equipped with the new system.

On the subject of fast track: it goes without saying that speed must never be at the expense of safety and comfort. Hence the demand for intelligent solutions—in other words, an infrastructure including track, switches, shock absorbers that is, metaphorically speaking, as hard

NORTH AMERICA

Clearing the way for goods

Rail sector deregulation is far advanced both in the USA and in Canada where governments anticipate a considerable increase in demand for transport in the coming years and are therefore willing to give their support to efficient railbound freight traffic. On the downside, long-distance train travel in North America is seen as an out-of-date tourist anachronism in this age of cheap air travel. Both AMTRAK, the only supplier in the US, and VIA Rail, which commands the Canadian market, are undergoing extensive surgery.

When it comes to high-speed services, the prospects are very different. At the moment, the only length of modern passenger track in the USA stretches from Boston to Washington via New York. This will be added to in 2004 when the high-speed connection between Miami, Orlando and Tampa goes into operation. There are feasibility studies available for other conurbations, too. However, the Buy America Act with which the United States regulates market access and stipulates a certain local content in all major contracts should not be overlooked.


Amtrak
Dinin


14

The technology is top class, the design stylish: high-speed trains are the superstars of long-haul passenger traffic in Germany, France, Italy, Spain, Switzerland, Great Britain, Norway, Sweden, Russia, Taiwan, Korea, and the USA, Worldwide, there are currently about 7,000 kilometers of true high-speed lines, on which these lightning fast high-tech products can show off their prowess.





as steel but which floats passengers to their destination on a magic carpet as do the German ICE, the French TGV or the Spanish AVE. Only specialists can supply the high-quality components for such a rail infrastructure.

The association of the European rail industry UNIFE predicts that the annual worldwide investment in rail infrastructure will increase to €30 billion by 2006—not even including the related signal and telecommunications technology.

All in all therefore a vast market with indiscernible boundaries—at least for those suppliers who join the queue early and concentrate on their strengths in their respective markets.







"Born in Japan": October 1, 1964, is when the world's first high-speed train went into regular operation, shuttling between Tokyo and Osaka. This was the beginning of a successful journey, which has also led to new dimensions in speed. Today, a TGV holds the world speed record for "conventional" railbound vehicles. At exactly 10:06 on May 18, 1990, an SNCF TGV-A traveling between Courtalain and Tours achieved a speed of 515.3 km/h. Only Japan's MLX 01 maglev train has driven faster, in1999 reaching a top speed of 552 km/h.

DID YOU KNOW?

Japan is the World Train Champion: From the cradle to the grave, the average citizen in the Land of the Rising Sun climbs on a train about 70 times per annum. European champion and world vice-champion is Switzerland with almost 40 train journeys per citizen and year. Just to compare: the average German travels by rail approximately 20 times, the US American, 0.1 times annually. Clearly, with an average of 1,900 kilometers of distance covered by train, the Japanese head the UIC, international railroad association, statistics. The Swiss are next with a respectable 1,800 kilometers per person. The Germans manage 900 per head of the population, the Americans 30 kilometers.

More than 30 times around the equator: According to the World Bank, if the world's railway tracks were stretched out in a straight line they would extend for a length of 1.2 million kilometers. Worldwide there are more than 125,000 locomotives in operation.

Highest railroad: Climbing more than 4,800 meters, the connection between Lima and La Oroya in Peru is regarded as highest standard-gauge track.

Lowest and highest: At 246 m below sea level, Gesher station on Israel's old Hajaz railroad is the world's lowest. At exactly 4,781 meters above sea level, Galera in the Peruvian Andes is at the other extreme. Europe's highest railway station can be found in Switzerland: Jungfraujoch in the Bernese uplands at an elevation of 3,454 meters.

Under water: 54 kilometers long, 240 m below sea level, the longest undersea tunnel is simultaneously the world's deepest railway line. It is the Seikan tunnel linking the Japanese islands of Hokkaido and Honshu. At 50 kilometers, the twin-tube Eurotunnel under the English Channel is only a little shorter.



Focus
on transport technology

Vossloh has repositioned itself as a specialist in applied and promising transport technologies, the Group training its sights on selected niche markets with better-than-average growth potential, thus enhancing its stakeholder fascination. Driven by this clear vision, the Group is facing a strong future.



Vossloh's corporate structure

With the disposal of the Lighting operations in fiscal 2002 and the acquisition of several promisingly poised Railway & Transport companies (see also pages 30–43), Vossloh proceeded to focus its worldwide activities squarely on this high-growth market of tomorrow. The Group is thus able to expand its lead in existing core businesses and transfer this supremacy to new operations in further profitable submarkets. Because the various Vossloh companies within their niche markets are closely acquainted with worldwide trends as well as a wide variety of regional requirements, even now the Group enjoys a reputation among its customers of being a reliable partner proactively helping to mold the process of change. As to the immediate future, the target throughout the business fields is to assume positions of market, technology, and cost leadership. Under the roof of Vossloh AG, the management and financial holding company, three divisions form the basis for ongoing success in the marketplace.

Rail Infrastructure	Motive Power	Information Technologies
Vossloh Switch Systems	**Vossloh** Locomotives	**Vossloh** Information Technologies
Vossloh Fastening Systems	**Vossloh** Electrical Systems	
Vossloh Infrastructure Services	**Vossloh** Services	



Rail Infrastructure

Even now, rail fasteners from Vossloh are used in 65 countries for their inherent safety and efficiency. This is a market in which the Group will rigorously seize opportunities for globalization and continue to build its businesses, most particularly in Eastern Central Europe, Russia, and the Far East. With the takeover of the two Cogifer companies, Vossloh has slipped into a leadership role in both switch manufacture and the maintenance and construction of tracks. Whether in the laying of new high-speed links or in the revamping of existing lines, highly attractive synergies can in future be exploited in all areas through projects across the world.


RAG
904

Motive Power

Ultramodern Vossloh diesel locomotives have for years now been leading the way throughout Europe. This undisputed market leader is setting new standards in terms of cost efficiency, flexibility, and environmental impact. When it comes to servicing and maintenance as well as attractive financing arrangements, Vossloh once again is making the most of opportunities offered by deregulated public transport markets. The same applies to the accelerated growth in urban transport forecast worldwide. With the takeover of the Kiepe Group, Vossloh has securely positioned itself as a developer and manufacturer of key technologies used in the building of trams, streetcars, and trolleybuses.



Information Technologies

Engineering systems sourced from Vossloh ensure cost-effective and customer-congenial operations management for transport companies. Together with customers, information and communication technologies are mapped out for addressing the growing demands for flexibility and efficiency especially in railbound traffic. Vossloh is also a leading supplier of passenger information systems used in trains, railway stations, and at airport terminals. Through a majority stake held in a Swedish company, this division has since 2002 also been involved in supplying electronic signal boxes for branch lines, yet another niche market which, say insiders, offers vast growth potential throughout Europe.

The new logo

Vossloh has clearly positioned itself as the specialist in today's and tomorrow's transport technology. This reorientation is now reflected by the new Vossloh trademark: dynamically pointing forward, while at the same time solid and graspable. The way new Vossloh goes about its business on its clearly defined markets is now mirrored by its outward presentation. The green stands worldwide for *Go!*—a clear indication of energy, direction, and the will to move the transport market.

VALUABLE VOSSLOH VALUES

Transport market competence

Transport is one of tomorrow's major topics, growing needs and rising mobility calling for worldwide expansion of existing infrastructures and efficient management of traffic flows. Vossloh regards all modes of transportation as a single integrated system. Building on its decades of experience, Vossloh has evolved into a specialist in railway business, one able to identify the trends of the transport markets. Backed by tradition, Vossloh has redefined its priorities, with transport at the focus of all its activities.

Applied transport technology

Vossloh develops and manufactures transport market products while providing the related support services. The Group is a lead player in selected niche markets such as rail fasteners and switch systems, as well as in the market for maintenance and construction of tracks. Vossloh is equally foremost in the manufacture of diesel locomotives and key electrical components for trams,streetcars, and trolleybuses. Additionally, Vossloh develops customer-specific management systems for complex rail operations while producing user-friendly information systems for trains, railway stations, and airport terminals.

Specialty supplier and technology leader

Vossloh is a specialist in technologies employed in a variety of means of transport and in various areas of transport routes. Vossloh has already positioned itself as the technology leader in high-growth submarkets such as infrastructure, vehicles and information & control systems. What's more, the expertise and technologies assimilated in specific segments may also be transferred to other applications and modes of transport.

Strong solutions and customer focus

Vossloh regards itself as a partner of customers in search of solutions. Additionally, the Group maintains close contact with experienced specialists, in both theoretical and practical matters. On the basis of this detailed insight into the applications and needs of its customers, Vossloh develops customized technologies and solutions for the transport needs of today and tomorrow.

Lean and manageable proportions

Vossloh thinks and acts like a successful midsize enterprise and parents its divisions and business units as such. The Group is intimately familiar with its markets, knows its customers and regards its employees as the key to sustained success.

Frank and forthright leadership culture
Flat hierarchies and clearly defined chains of command are the foundations for speed and flexibility. Unconventional suggestions and fresh ideas are always welcomed by Vossloh management.

Empowerment
Within a clearly defined corporate architecture, Vossloh allows its management a high degree of empowerment while at the same time insisting on responsible entrepreneurial decision making. Throughout the Group, personal commitment and exceptional performance are commensurately rewarded.

2002—the year of realignment

Fiscal 2002 marked a watershed in the history of Vossloh. A series of carefully calculated transactions transformed Vossloh into a squarely focused transport technology group, thus opening the way for future growth. Here is a synoptical review of the most important steps leading to this strategic realignment

JANUARY 1, 2002

The year opened with Vossloh System-Technik GmbH (VST) acquiring a 55-percent majority stake in the Swedish developer NovoSignal (meanwhile Vossloh System-Technik Malmö). This addition not only opens the gate to the Scandinavian market, it allows Vossloh access into the innovation-driven market for signals and control systems, which is expected to have vast growth potential throughout Europe.

JANUARY 31, 2002

Vossloh announces its acquisition of Bombardier's Information & Entertainment Systems unit, thus extending its product array, specifically with modern passenger information systems for local rail services. The lineup ranges from a variety of display technologies via acoustic passenger information systems, audio entertainment and video surveillance installations to complete vehicle system for transit services. Hitherto, Vossloh System-Technik GmbH had focused on long-distance equipment and now the company is able to supply both options from a single source.

APRIL 10, 2002

Vossloh AG's Executive and Supervisory Boards resolve a strategic realignment for the Group by selectively expanding its transport engineering activities and developing it into a transport technology group nested in attractive growth markets. As a consequence of this resolve, the Group will in future devote its entire resources to this core business.





APRIL 16, 2002

Subject to approval by the annual stockholders' meeting, Vossloh AG sells its Lighting operations to Japan's Matsushita Electric Works, Ltd. The price negotiated is equivalent to Vossloh Elektro GmbH's equity of around €56.3 million plus a premium in the region of €9.6 million. In addition, the world's biggest manufacturer of luminaires agrees to take over all the liabilities totaling €106.3 million. As a new strategic investor, Matsushita offers former Vossloh's Lighting division, hitherto accounting for sales of around €253 million and just under 28 percent of Vossloh AG's total sales, the opportunity to access all further potential growth markets

MAY 28, 2002

With an overwhelming majority, the stockholders' meeting of Vossloh AG votes in favor of the disposal of the Lighting operations, thus laying the foundations for the Group's strategic realignment. The stockholders also applaud CEO Burkhard Schuchmann's announcement that the funds accruing would be replowed as soon as possible into investing in attractive railway and transport activities with strong growth potential.

JULY 15, 2002

Vossloh releases an ad hoc notification to the effect that it is purchasing all of the French Cogifer Group at a price of €296 million. Cogifer is the world's second largest rail switch manufacturer, its sister Cogifer TF operates in the track construction and maintenance markets (see page 34). In a related move, Vossloh surrenders its some 45-percent stake in the present world leader in special trackwork production, Austria's VAE AG. The price paid by the buyer, Voestalpine Bahnsysteme GmbH, is €140.5 million.

Vossloh is now able to position itself additionally as a rail infrastructure systems and services supplier, a company manufacturing switch systems to all existing standards and providing rail network maintenance and servicing.





JULY 16, 2002

Vossloh convenes an extraordinary stockholders' meeting to obtain consent to the pending transactions. CEO Burkhard Schuchmann talking to financial experts and business editors in Düsseldorf: "We have plenty on our plate over the coming weeks and months. Yet we've acquired the taste. And that is why we will continue to selectively expand our businesses through acquisitions and alliances." He reiterated his goal of more than doubling the Vossloh Group's sales to around €2 billion by 2004, adding, "You can therefore expect further major transactions over the next two years."

SEPTEMBER 14, 2002

Vossloh signs an agreement on the takeover of the Düsseldorf-based Kiepe Elektrik Group, a company dedicated to the manufacture, assembly, and marketing of complete component packages and parts for trams, streetcars, and trolleybuses. Vossloh thus adds another attractive growth market to its transport technology lineup. Most of Kiepe's customers are regional transport and transit operators (see also page 40).

SEPTEMBER 18, 2002

A vast majority of Vossloh AG's stockholders at the extraordinary meeting vote in favor of the transactions envisaged by the Executive and Supervisory Boards. At the same time, the Group's realignment finds its expression in the articles of association whose Art. 2(1) (Purposes) restates as follows: "The Company heads and manages a group of companies that primarily engage in the development, manufacture and marketing of products, and the provision of services, of any kind whatsoever relating to transport technology, including (without being limited to) railway infrastructure and railway traffic ..."



SEPTEMBER 23, 2002

Vossloh announces the purchase of the Polish state-owned Nowe Skalmierzyce-based Skamo, the country's leading manufacturer of rail fastening systems. For Vossloh, the deal is another important step into Eastern Central Europe, with Poland being the largest single Eastern Central European market whose significance will continue to grow in the wake of EU enlargement. Incidentally, the Cogifer Group only recently acquired by Vossloh already has a switch plant in Poland.

SEPTEMBER 28, 2002

Vossloh's Q3 report details the financial consummation of the aforementioned transactions: the takeovers of Kiepe and Skamo were funded from cash flow, and the acquisition of Cogifer from the proceeds from the sale of Lighting and the first two-thirds of the payment for the stake in VAE AG.

JANUARY 2, 2003

The transfer and sale of the third and final slice of the VAE stake is consummated and provides Vossloh AG with a cash influx of around €47 million to be spent on other high-growth and profitable transport technology operations, for further chapters in the success story of Vossloh.

Pointing in new directions with Cogifer

Cogifer—the name stands for expertise in the development, production, installation and maintenance of complete track equipment for railbound transport. With the purchase of all of the shares in the two French sisters Cogifer SA and Cogifer TF, Vossloh has assumed a world-leading role in its core sectors of switch manufacture and trackwork—for state and municipal and private railway networks.

Reliable solutions that meet the highest possible safety standards and suit varying transportation systems—with this approach the switch manufacturer Cogifer SA has been successful worldwide. The company's backbone is therefore its R&D center in the Alsatian town of Reichshoffen. That is where development engineers work on such areas as improving the transfer of weight onto switch components, reducing rail-borne vibration and noise with the aid of new dampers or integrating drive and control systems into rail networks.

As the world's second-largest supplier of switch and related signaling systems Cogifer SA generates some 85 percent of its revenues in this core business segment outside of France. In its two parent plants based in Reichshoffen and Fère-en-Tardenois and at production facilities in twelve countries the company has mastered the production of switch technology in accordance with all the mandatory standards in force worldwide.



Management reports: page 59



Cogifer SA:
an innovative and long-established switch manufacturer

Innovative products developed through its own R&D efforts continually demonstrate the globally renowned expertise of Cogifer SA. This know-how is drawn from almost a century of experience of switch design and production: the original business, then called Société de Construction et d'Embranchements Industriels S.E.I., was established back in 1904. Today's company is based on a merger between the switch manufacturing plants belonging to De Dietrich (France) and Arbed (Luxembourg) at the end of the 1970s. The stock of Cogifer SA was listed on the Paris bourse from 1983 to 1997. In the recent past, the acquisition of small European rivals has significantly boosted the company's dynamic growth.


COGIFER TF

Cogifer TF:
high performance for safe tracks

Cogifer TF was founded under the name of Dehé Cogifer T.P in 1991. Today's company originated chiefly from the link-up between the two track construction companies, Dehé and Montcocol. In 1996, Cogifer TF established together with Spie Drouard, now the AMEC construction group, the joint undertaking ETF. This joint venture meets the track construction and maintenance needs of the French state railway operator SNCF with high-performance specialized equipment such as ballast-clearing trains, rammers or stabilizers.

Its 1,100-strong workforce designs and manufactures tram and streetcar switches as well as high-speed switch systems, switches for heavy-load rail transport and others for local transport. Cogifer SA always excels when innovative solutions tailored to customers' individual needs are required.

SAFETY AS THE DRIVING FORCE BEHIND FURTHER GROWTH

Cogifer SA generates ten percent of its sales from safety components and railway signals. This includes switching equipment, switch control systems and traffic detectors integrated into tracks. Important customers of Cogifer switch drives in France are the state railway SNCF as well as numerous local transport operators. The company also develops, produces and operates interlocking boxes and computer-assisted interlocking networks as well as remote control centers for traffic management. Numerous operators of public rail networks in Europe, South America and Africa use Cogifer's signaling systems. Its SURVAIG system, an in-house development that uses sensors to detect potential problems in the trackwork and then evaluates data for proactive and trouble-shooting maintenance, has attracted special interest.

TRACK MAINTENANCE ON SUCCESSFUL LINES

Products and services relating to every aspect of trackwork form the core business of the Cogifer TF sister. Some three-quarters of annual sales are generated by track maintenance, which is the primary focus of ETF, a joint venture established with the British AMEC construction group.

Cogifer TF's workforce comprising some 1,250 employees lays, maintains, removes, and renews tracks for high-speed and conventional trains as well as for trams, streetcars and suburban railway systems. This includes ground preparation, welding rails together and cleaning railway networks. Cogifer's track construction technology is used not only in Europe but also in Algeria, Chile, Egypt, Mexico, Mozambique, and Thailand. The company additionally assists its customers by providing training for track maintenance staff.

In Belgium and Luxembourg as well as through its joint venture ETF in France, Cogifer TF is the market leader for track maintenance. In addition, alongside SNCF, the company covers a broad segment of the industrial railway market in France. The French state railway operator is, however, not only a rival but also Cogifer TF's largest regular customer, accounting for 25 to 30 percent of sales. And in the specialized segment of private



Electronic pulses tell modern switch systems which way to point. And when it comes to stepping into new markets, Cogifer, as a leading supplier of reliable all-in systems, knows the way to go.



Geared for growth markets

The best prospects for a successful future: the Cogifer Group has positioned itself as the world's leading supplier of innovative technologies with high industrial efficiency and is regarded as a first-class name in profitable niche markets and for tackling complex tasks.

Cogifer has been engaged in the manufacture of switches and crossings for high-speed lines since the 1980s, developing specialized components such as the patented flexible manganese crossings. They make it possible for high-speed trains to pass switches on a straight railway section at a speed of 320 km/h and switches on branch lines at up to 230 km/h. Traveling on special high-tech Cogifer components, the TGV Atlantique (TGV-A) set the world speed record, which still stands today (see also page 23). Cogifer products are now also in use on high-speed lines in Belgium, Korea, Italy and Spain, making the company the global leader in this promising segment. Fine-tuning its own ingenious technical solutions and adapting them for other applications —that is Cogifer's trademark. The flexible manganese crossings, for instance, were adapted for heavy-load transport thanks to intensive research at the company's own R&D center. Optimizing the switch points for heavy-load rail transport with the best life-cycle costs, for example, required special studies on weight transfer zones as well as wear resistance design calculations. A whole product "family" unfolded as a result: special switches for heavy-load conveyor systems. Its flagship: the carrier system for the Ariane rocket in French Guyana with an impressive 89-tonne axle load. Cogifer also modified the switch crossings on the Eurotunnel linking France and Britain.

networks, Cogifer TF serves some 85 percent of the French market.

Based on this leading position at home the company has achieved substantial success abroad —in project business, for example, with track-ways for tram, streetcar and (inter)urban railway systems within and outside of Europe. These activities are supplemented by attractive key contracts, such as the maintenance of the Eurotunnel rail network, which Cogifer carries out with 50 employees from Dunkirk.

Cogifer is also the company to contact for overhead conductors. Its subsidiary CEIC develops and installs the relevant power distribution lines, operating successfully in this segment in the French market. A compact overhead wire system for tunnels especially geared to the needs of urban transport has been developed for example.

The products and services offered by the two Cogifer sister companies have now proved their worth in over 80 countries. Their market-shaping power is based on the resources of a major group in which innovative technologies are combined with extensive R&D capacities, high-quality manufacture and sophisticated logistics to create new synergies. Apart from its home turf of France, the Cogifer Group currently sees great market potential in many other European countries as well as in the Asia-Pacific region. Eastern Central Europe also offers exceedingly interesting prospects in the medium term—a challenge for which Cogifer is ideally placed with its switch plant in Poland.

TURNKEY SOLUTIONS



Everything under control
Signal systems and components from Cogifer reliably ensure a smooth flow of rail traffic.

Speedy turnkey solutions

Cogifer SA provides know-how in the form of complete solutions. An integral part of the company's turnkey systems is that they save the customer time and therefore costs.

Cogifer has recognized the requirements of future railway construction: ever more complex components have to be integrated into existing systems quickly and perfectly. The highest possible quality must not be detrimental to cost efficiency. Cogifer's turnkey switch systems provide the optimum solution.

Based on carefully considered designs, the switches and crossings together with the related drives and safety components are manufactured and preasssembled at Cogifer's modern production facilities. In shops covering an area of more than 50,000 square meters, even switch systems that are over 200 meters long (such as the high-speed switches for the TGV) can undergo intensive testing.

After rigorous quality control followed by a technical inspection, the systems are carried in railcars just-in-time to the job sites where they are installed. This means that the Cogifer systems can be put into operation especially quickly, reducing traffic disruption and therefore costs to a minimum.


EURO
TUNNEL
9033







Working in the Eurotunnel: Cogifer looks after the maintenance of the 50-kilometer (39 of these under water) Eurotunnel linking Calais and Folkestone. Since 1994, up to eight trains simultaneously have been able to travel through the two tubes submerged under the English Channel. In 2002, altogether 6.6 million passengers and 1.4 million t of freight were hauled. Two crossings allow the trains to switch tracks in the event of an emergency.

Kiepe gets local transport moving




Fahrgast-
wunsch
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With the acquisition of the new subsidiary Kiepe Elektrik the Vossloh Group has clearly strengthened its expertise in transport technology. The Kiepe Group is regarded as a systems equipper and component supplier for electrified regional public transport, a company strongly positioned in the world market.

All over the world, Kiepe's electrical equipment gets local urban transport moving. As a specialist in traction equipment the Düsseldorf-based company leads the Western European market for trolleybus systems. Kiepe has also proved successful with its electrical equipment for trams, streetcars, and suburban railways. A long-established family-run business (see following page) has now grown into an internationally operating group with distributors in Italy, North America, Poland, and elsewhere.

A focal point of the company's activities is the development, production and assembly of systems for local public transport. Its product range comprises not only the drive equipment, vehicle controls and static converters for supplying the onboard systems but also heating, ventilating and air-conditioning systems. Supplemented by bought-in components such as lighting, brakes, motors, gearing or passenger information systems, Kiepe provides complete customized solutions from one source.

The company has also made a name for itself by modernizing older vehicles. Kiepe technology was used, for instance, to set Lisbon's 45 historical streetcars in motion again, which owing to the city's topographic conditions have to cope with an extremely difficult route network. Eighteen railcars in Philadelphia, dating back to 1947, now also meet current requirements on modes of local transportation following reconditioning by Kiepe.

Management reports: page 67
Notes: page 112


2011

Passenger comfort is uppermost priority: here in Kraków or elsewhere in Cologne, Stuttgart, Istanbul, Paris, and Taiwan. Kiepe electrical equipment keeps trams, streetcars, and trolleys on the move.

DRIVEN BY TRADITION

Specialist with worldwide experience

Founded in 1906 as a "special workshop for the repair of electrical arc lamps," the Kiepe family-run business specialized until 1940 in fabricating electrical components for local transport such as mechanical switching devices, sequential switchgear units, and resistors. After WWII, Kiepe successfully resumed its business operations by restoring overhead trolleybus conductors as well as manufacturing mining locomotives, cranes, and other industrial equipment.

Kiepe's international breakthrough as a traction equipment supplier came as early as 1952 with an order to supply 700 trolleybuses to Argentina. Following its development into an internationally operating diversified group of companies specializing in traffic and transport, Kiepe was taken over in 1973 by the Belgian company ACEC S.A. and in 1988 by the French company Alsthom S.A. In 1993, the Kiepe Group was transferred to AEG, being purchased three years later by Schaltbau AG and Bayrische Landesanstalt für Aufbaufinanzierung. Under the roof of Vossloh, the local transport equipment provider can now reach its full growth potential. At the same time, its integration within a globally positioned transport technology group will enable additional synergies for other Vossloh subsidiaries.

TROLLEYBUSES—AN ATTRACTIVE NICHE MARKET IN LOCAL TRANSPORT

Electrically operated trolleybuses are still an everyday sight in Eastern Central European urban traffic. A promising future is being predicted for this tried-and-tested local transport system worldwide as a fast-growing niche product above all in highly polluted metropolitan centers. The advantages are clear: unlike their diesel-driven rivals, trolleybuses are exhaust-free, quiet and now run at much higher speeds. Compared with tram or streetcar systems which have to be built from scratch, they offer the advantages of lower capital outlay and greater flexibility. Kiepe's up-to-date technology increases the appeal of trolleybuses further by lowering the operating and maintenance costs significantly.

In addition to the extraordinary success of the trolleybus system in Quito, the Ecuadorian capital situated in the highland region of the Andes, this reliable and environment-friendly passenger transport system has also caused a sensation elsewhere. Athens, for example, with over 100 buses is fulfilling an Olympic Committee requirement to improve the traffic situation before the summer games in 2004; and Venezuela has become the second Latin American country to be supplied with an order from the city of Mérida. In addition, buses electrified by Kiepe operate in numerous towns and cities throughout Europe.

COMFORTABLE AND SAFE IN A SUBURBAN RAILWAY CAR

At least as widespread are the urban city railways, streetcars and trams equipped with Kiepe drive technology. After these railbound systems had proved successful on a large scale in such cities as London, Vienna, Stuttgart, Hamburg and Bremen, local transport vehicles were recently equipped in Cologne, Bonn, Düsseldorf, Schwerin, Graz, Istanbul, Kraków, Paris, and Taiwan. As the systems supplier Kiepe can offer this segment a complete range of services from project planning and development to the supply and commissioning of the whole electrical equipment, as well as the passenger information systems, train protection and warning devices, and route monitoring by video. A very special new development from Kiepe, microprocessors which ensure smooth, judderless starting up and braking, to deliver an even more comfortable ride in the future.

Burgeoning niche market: technology from Kiepe makes trolleybuses a profitable proposition—as here in Solingen.



O-Bus
270
O-Bus



Highlights and innovations 2002



"One of German industry's champion performers"

Fiscal 2002 was year in which Vossloh celebrated its 130th anniversary. In a message of congratulations German Chancellor Gerhard Schröder praised the Company as one of the top performers in German industry. "Motivated and skilled employees, prudent management, internationally acclaimed know-how and well-developed customer orientation have made Vossloh what it is today: a highly competitive company with bright prospects and growth opportunities, and a keen international competitive edge," emphasized the Chancellor. During a talk with Vossloh CEO Burkhard Schuchmann in the offices of the Chancellor, the latter expressed his conviction that Vossloh and its employees were facing a promising future.


G 1206



Cross-border Vossloh locomotives

So it is possible after all! For the first time in over 150 years of railway history, starting from 2004 freight trains will be operating between France and Germany without changes in locomotives and the associated long waits at the border. SNCF boss Louis Gallois anticipates that the relatively small share of 12 percent of goods trade presently handled between the two countries by rail could grow to more than 20 percent. The French will be using Vossloh's G 1206, the first of which were in operation as early as mid-2002.

Outfitting Munich's new airport terminal

Vossloh Information Technologies (previously Vossloh System-Technik Karlsfeld GmbH) booked a particularly attractive megacontract: around 550 plasma displays were supplied for the new terminal 2 at Munich airport. They will be used in the check-in, baggage and gate areas as well as arrival and departure displays. A major role in the award of the contract was the company's longstanding experience in handling national and international airport projects.


ICE 789 Ab 11:48
Hannover HbF



New displays with electronic ink

At the Airport Transport and Travel Information Systems Expo in Amsterdam, Vossloh Information Technologies (previously Vossloh System-Technik GmbH) presented jointly with its associate E Ink Corp. a new kind of passenger information system which uses electronic ink. E Ink developed the technology and supplied the basic module while Vossloh Information Technologies was responsible for the activating electronics and integrating the modules into the passenger information system. E-ink technology is vastly superior to existing systems in terms of energy efficiency, weight, and legibility.

Joining forces on the tracks of Spain

A leading track constructing company in Spain, COMSA, and Vossloh Locomotives (formerly Vossloh Schienenfahrzeugtechnik) have joined forces on the tracks of Spain. The first step in this direction was taken by COMSA that ordered two G 1700 BB diesel locomotives, Spain's first new diesels for over 30 years. The vehicles will be fitted with exchangeable bogies, enabling for the first time operation on Spain's conventional wide-gauge networks, on the high-speed lines, and in neighboring countries.



connex
VSFT
Vossloh Schienenfahrzeugtechnik GmbH
MaK
Lokomotiven
Amsterdam - RAI

Rewarding participation at InnoTrans 2002

On the occasion of the world's biggest railway exhibition InnoTrans, held in Berlin in September 2002, Vossloh presented its extensive product and services lineup on a stand area of 500 m². In the exhibition halls around the Berlin telecommunications tower and on the outdoor tracks, the Group displayed innovative developments from its Rail Fastening Systems, Railbound Vehicles, and Engineering Systems units. The Company also booked numerous contracts at this event attended by over 30,000 visitors from Germany and abroad.

Management reports

Business trend and business situation

Global climate overcast

The world economic recovery slowed down appreciably in the fall of 2002, even though industrial production had again gathered momentum in the wake of the strong recovery in the USA from the terrorist attacks of September 11, 2001. At year-end 2002, the index of the global economic climate had subsided almost to the low fall 2001 level.

Responsible for the once again unexpectedly unfavorable trend were the uncertainties triggered by the smoldering Iraq conflict, the parallel skyrocketing crude oil prices and the sharp price declines in financial markets well into fall 2002. Moreover, the cost of borrowing for companies was less favorable than the low interest rates in the money market indicated owing to the high risk premiums in industrialized countries. Overall, according to the provisional estimates of the IFO Economic Research Institute, world production crept up by 2.5 percent in 2002 (from 2.2 percent).

US economy fueled by private consumption

In the USA, the business recession feared by many did not materialize. Real gross domestic product rose by some 2.5 percent in 2002, the stimulating effects of the Federal Reserve Board's very expansionary monetary and financial policy, among other things, outweighing the fears of an Iraq conflict and the plunging prices in stock markets.

As in 2001, private consumption proved to be the mainstay of the US economy, even though the labor market situation did not improve—unemployment climbing to 5.7 percent on an annual average—and the level of debt among private households continued to soar. Fiscal easing, zero interest rates on car loans, rising realty prices, and the continued downtrend of long-term rates all boosted economy activity. Capital goods expenditure moved in a slow upward direction from the start of the year, assisted by rising capacity utilization.

Euroland's economy inching along

In the member states of the European Economic and Monetary Union (EMU), business activity recovered again somewhat—following a recessionary trend at year-end—real gross domestic product rising by 0.8 percent in 2002, largely encouraged by exports. However, after the revival at the start of the year the economy was merely inching along. The production sector—above all the building and construction trade—benefited greatly from the mild weather conditions in the fourth quarter.

The economic policy pursued in the eurozone did little to generate any momentum. The impact of financial policy was more or less neutral although the public-sector financial deficit did increase from some 1.5 percent in 2001 to 2.5 percent of GDP. The euro appreciated in relation to the US dollar by some 13 percent in the course of the year (on an annual average the euro was a good 5 percent higher) but depreciated against Central and Eastern European currencies.

Declining gross spending on fixed assets persisted until midyear, chiefly owing to the continued recession in the construction sector. The unemployment rate rose to 8.2 percent (up from 8.0 percent).

German exports offer only encouragement

The German economy stabilized following the recession in 2001, albeit without any upswing in 2002, business activity remaining exceedingly flat throughout the year. According to the provisional estimates of the German Bundesbank, real GDP inched up a mere 0.2 percent on a year-to-year basis.

Weak domestic demand, which fell by 1.3 percent on an annual average, was responsible for this unsatisfactory economic performance. Capital expenditure failed completely as an economic motor, outlay for plant and equipment receding by 7.5 percent. Construction spending also continued its downward slide, contracting by 5.7 percent during the period, almost matching the drop in 2001. Consumer demand among private households, which shrank by 0.5 percent, remained weak, falling real incomes due to declining employment leaving little scope for increased consumption. In contrast, exports continued to perform strongly in 2002, rising according to the IFO Institute's provisional figures by 2.5 percent. With imports sinking in line with domestic demand, net exports made an encouraging contribution to economic growth.

Analysis of consolidated financial statements

Introductory note

In fiscal 2002, Vossloh sold its Lighting division. Any effects of Lighting on the period's reported results are disclosed in the income statement for 2002 as *earnings from discontinued operations*, after the *earnings before minority interests/net income (continued operations)*. For a meaningful prior-year comparison, US GAAP (FAS 144) require the previous year's income statement to be reclassified by eliminating all contributions by Lighting to the 2001 earnings and aggregating them for one-line disclosure as *earnings from discontinued operations*, too. However, for improved transparency, the unchanged prior-year income statement has been shown in addition. According to the same rules, the balance sheet as of December 31, 2001, required the elimination of Lighting assets and liabilities and their disclosure in a one-line total as *assets of discontinued operations* and *liabilities of discontinued operations*, respectively. Here, too, the original balance sheet classification has been presented additionally.

In the consolidated statement of cash flows for 2002, all Lighting-related inflows and outflows of cash & cash equivalents have been aggregated and shown netted in one line as *net inflow of cash & cash equivalents from discontinued operations*. The prior-year cash flow statement has been reclassified accordingly.

Unless expressly otherwise stated, the prior-year comparatives reflect the data after reclassification according to FAS 144.

Vossloh Group largely unaffected by prevailing economic conditions

Following its realignment into a transport technology company focusing exclusively on railway systems, the Vossloh Group's direct dependency on short-term economic trends dropped considerably. The increasing congestion on transport routes coupled with

Sales and EBIT of the Vossloh Group


357.9
36.5
562.4
47.4
580.3
59.4
650.5
49.1
744.5
78.4
1998
1999
2000
2001
2002
Sales (€ million)
EBIT (€ million)

environmental considerations are making a continuous expansion of the infrastructure and an improved management of traffic volumes unavoidable worldwide—irrespective of the development of business activity or scarce public funding. Consequently, Vossloh, the transport technology group, also achieved clear growth in sales revenues in 2002, which were like-for-like up by 14.5 percent to €744.5 million.

Rail technology operations accounted for €743.6 million of the Group sales in 2002 of €744.5 million. As the Group's holding company, Vossloh AG earned additional rental income of €0.9 million from nongroup lessees.

At €511.8 million, more than two-thirds of the railway technology operations' sales in 2002 of €743.6 million, was accounted for by the division with the highest sales, Track (in future Rail Infrastructure). Compared with the prior-year sales of €433.1 million, this division recorded growth of 18.2 percent.

In the Railbound Vehicles & Maintenance (in future Motive Power) division, sales revenues increased from €175.8 million in 2001 to €194.5 million in the year under review. At 10.6 percent, a double-digit growth rate was achieved in this division as well, although it was substantially attributable to its expansion through the acquisition of the Kiepe Group.

In fiscal 2002, the Engineering Systems division (in future Information Technologies) generated total sales of €37.9 million, down 7.6 percent from €41.0 million) due to the contractually agreed invoicing milestones for ongoing major projects.

Breakdown of sales 2002 within the Vossloh Group



Railbound Vehicles
& Maintenance
(Motive Power)
26%
Track
(Rail Infrastructure)
69%
Engineering Systems
(Information Technologies)
5%

Divestments a major driver in earnings leap

In the wake of the commendable rise in sales, the Group's EBIT for 2002 leapt forward 59.7 percent to €78.4 million (up from €49.1 million). This EBIT includes gains from the disposal of part of the stake in VAE as well as provisions, totaling a net €14.4 million. Even adjusted for these factors, EBIT still made a 30.3-percent hike, not least of all thanks to the substantially upgraded performance of the locomotive construction and engineering systems operations.

As higher bank credit facilities were utilized, the Vossloh Group's net interest expense (after offsetting interest income) rose in 2002 by €4.3 million to €14.8 million. Since the gains from the divestment of Lighting and the VAE stake were tax exempt, the income tax load ratio sagged from 41.4 percent the year before to 12.2 percent in 2002.

Vossloh's net earnings at an all-time high

In the year under review, reported net income jumped to €55.8 million, more than double the prior year's. Minority interests in net income, in the past mainly ascribable to the full consolidation of VAE but also to Lighting, albeit to a far lesser degree, shrank by a mere €0.5 million to €7.3 million since VAE was not deconsolidated before September 30, 2002. Net after all costs and expenses, the gain from the disposal of Lighting came to €3.9 million, which is reported in the income statement as *earnings from discontinued operations*. At €52.4 million (up from €17.2 million), the Vossloh Group's net earnings were at a historical high. The overall effect of all divestment-related transactions and provisions (including the associated tax effects) amounts to about €24 million.

Vossloh Group		**2002**	**2001**
Net sales	€ mill.	744.5	650.5
EBITDA	€ mill.	98.1	72.9
EBIT	€ mill.	78.4	49.1
EBIT margin	%	10.5	7.6
EBT	€ mill.	63.6	38.6
Group earnings	€ mill.	52.4	17.2

Relative value added clearly up

The Group's total operating performance climbed 10.4 percent in 2002, from €663.1 million to €732.0 million. Since input costs (i.e., the cost of materials and services purchased) inched up by a mere 4.4 percent, the net value added by the Group rose in relative terms by 4.5 percentage points to 35.3 percent and, in absolute figures, to €258.4 million (up from €204.4 million).

Out of the net value added, employees received 69.0 percent (down from 76.0). Due to the higher credit facilities utilized, lenders received 5.7 percent (up from 5.1) and, since the divestment gains in 2002 were tax exempt, the Treasury just 3.6 percent (down from 7.8). With the proposed 60 percent higher cash dividend, the Vossloh stockholders' portion moved up from the year-earlier 4.9 to 6.4 percent. Consequently, 15.3 percent (up from 6.2) of the net value added remains within the Group.

Vossloh Group—value added	2002		2001	
	€ mill.	%	€ mill.	%
Created				
Net sales	744.5	101.7	650.5	98.1
Net inventory movement/other work & material capitalized	(12.5)	(1.7)	12.6	1.9
Total operating performance	**732.0**	**100.0**	**663.1**	**100.0**
less input	(453.9)	(62.0)	(434.9)	(65.6)
less amortization/depreciation	(19.7)	(2.7)	(23.8)	(3.6)
Value added	**258.4**	**35.3**	**204.4**	**30.8**
Distributed				
Employees	178.4	69.0	155.2	76.0
Lenders	14.8	5.7	10.5	5.1
Stockholders	16.4	6.4	10.1	4.9
Treasury	9.4	3.6	16.0	7.8
Remaining in the Group	39.4	15.3	12.6	6.2
Value added	**258.4**	**100.0**	**204.4**	**100.0**

Asset and capital structure of the Group clearly changed

The Vossloh Group's total assets of €947.2 million as of December 31, 2002 (up 5.4 percent from €899.0 million) included current assets that declined by 19.3 percent. However, these figures are hardly comparable since the prior-year comparative comprises €208.0 million in assets of discontinued operations, i.e., the entire Lighting share in assets as of December 31, 2001. Leaving this share out of account would mean that current assets rose by 20.0 percent. The Vossloh Group's working capital sank nonetheless by 15.3 percent since prepayments received had soared, and this high level also accounted for most of the increase in liabilities and accruals as of December 31, 2002.

Noncurrent assets hiked up by 65.0 percent to €433.6 million (from €262.8 million), largely due to the intangible assets realized upon initial consolidation of the Cogifer and Kiepe Groups, which despite the 38.1-percent slump of property, plant & equipment from €145.0 million in 2001 to €89.7 million as of December 31, 2002, raised fixed assets by a net 62.9 percent to €414.5 million (up from €254.5 million).

As of December 31, 2002, the Vossloh Group's equity was 23.5 percent below the year-earlier amount (€238.6 million), owing to retirement of the minority interests in the VAE Group (previously included in total equity) which as of December 31, 2001, had accounted for €118.7 million. The equity ratio ratcheted down from 34.7 percent in 2001 to 25.2 percent as of December 31, 2002. In contrast, the Group's return on equity (EBT in % of equity) more than doubled to 26.7 percent (up from 12.4 percent).

The transactions in 2002 stepped up net financial debts by 5.3 percent to €227.0 million as of December 31, 2002 (up from €215.5 million). The clearly lower equity revved up the net leverage as of the balance sheet date, from 69.1 percent a year earlier to 95.1 percent at year-end 2002. However, it should be borne in mind that by December 31, 2002, only two-thirds of the stake in the VAE Group had been sold because the transfer of the remaining one-third stake was not consummated, and the corresponding price of €46.8 million not received, before January 2, 2003, as contractually agreed at the time.

Vossloh Group		2002	**2001**
Total assets	€ mill.	947.2	899.0
Equity	€ mill.	238.6	311.9
Equity ratio	%	25.2	34.7
Working capital	€ mill.	175.5	207.3
Working capital ratio	%	23.6	31.9
Capital employed	€ mill.	590.0	461.9
Fixed assets	€ mill.	414.5	254.5
Capital expenditures*	€ mill.	25.5	33.7
Depreciation/amortization	€ mill.	19.7	23.8
ROCE	%	13.3	10.6
Return on equity	%	26.7	12.4
Net financial debts	€ mill.	227.0	215.5
Net leverage	%	95.1	69.1

* excl. financial assets

Asset and capital structure of the Vossloh Group as of December 31, 2002


513.6
708.6
433.6
238.6
Assets
Equity & liabilities

Current assets/debt (€ million)
Noncurrent assets/equity (€ million)

ROCE up despite higher capital employed

The Vossloh Group's working capital totaled €175.5 million as of December 31, 2002, hence down 15.3 percent from the year-earlier €207.3 million. Since like-for-like sales increased, the net working capital ratio (WC in % of sales) decreased in 2002 by 8.3 percentage points, from 31.9 percent to 23.6.

In the wake of the reduced working capital, the capital employed by the Group in 2002 rose by 27.8 percent to €590.0 million, due to the considerably higher fixed assets. The substantially improved EBIT for 2002 ramped up ROCE to 13.3 percent (from 10.6 percent), despite the upsized capital employed.

Cash flow and earnings per share

Due to the upgraded earnings and slashed working capital, the cash inflow from operating activities surged to €122.9 million (up from €39.9 million). The cash & cash equivalents invested for transport technology projects, particularly the acquisition of the Cogifer and Kiepe Groups and other investments and divestments apart from the disposal of Lighting, totaled €292.3 million (up from €35.5 million). The net cash provided by financing activities came to €10.8 million (in contrast to the net cash of €10.1 million used in 2001). The net inflow of cash & cash equivalents from discontinued operations amounted to €152.0 million. The end-of-period balance of cash & cash equivalents totaled €38.6 million, down from €45.2 million as of December 31, 2001).

At €3.85, EpS on a US GAAP basis more than trebled for 2002 (up from €1.20).

Realignment into a transport technology group

Through the sale of its Lighting operations, the Vossloh Group has opted to concentrate solely on its transport technology activities. With its Track (in future Rail Infrastructure), Railbound Vehicles & Maintenance (in future Motive Power) and Engineering Systems (in future Information Technologies) divisions, the Company operates in niche segments of railbound transport with slight crossovers into other transportation systems.

The Vossloh Group's new structure

Track division (in future Rail Infrastructure)
Switch Systems
Rail Fasteners (in future Fastening Systems)
Infrastructure Services
Railbound Vehicles & Maintenance division (in future Motive Power)
Locomotives
Electrical Systems
Maintenance (in future Services)
Engineering Systems division (in future Information Technologies)
Operations Management
Passenger Information
Simulation/Planning Systems
Signals Engineering



Perfect timing. In acquiring the Cogifer companies, Vossloh has opened up the opportunity to expand even further promising market positions for Track (in future Rail Infrastructure division) while, at the same time, gaining access to attractive new markets.

Track
(in future Rail Infrastructure)

Leading manufacturer of essential rail infrastructure components and systems

In this division, Vossloh pursues the strategy of supplying as extensive as possible a range of rail infrastructure products and services from a single source, the most important being rail fasteners and switches as essential track components in the wheel-on-rail system. Vossloh rail fastening systems have held a market-leading position worldwide for many years. The purchase of the Cogifer Group opens up the opportunity for Vossloh to establish a similar position in switch business and to improve synergies in selling and from the tapping of new markets. Through Cogifer TF, the division is also able to offer track construction and track maintenance services.

Through the agreement signed on July 15, 2002, Vossloh acquired a 100-percent interest in both Cogifer SA, which produces switches, switch systems and signal components, and Cogifer TF, which operates in the fields of track construction and track maintenance. In return, Vossloh sold its indirectly held stake of some 45 percent in VAE AG, the Austrian manufacturer of switches and switch systems. Both transactions came into economic effect as of September 30, 2002.

Since October 1, 2002, all the business operations of Cogifer SA and Cogifer TF have been subsumed under Vossloh's Track (in future Rail Infrastructure) division. The VAE Group was deconsolidated as of September 30, 2002. The division's net earnings therefore include, apart from those of the Rail Fastening Systems (in future Fastening Systems) subdivision, the VAE Group's earnings from January 1 to September 30, 2002, as well as the Cogifer Group's since October 1, 2002.

Track (in future Rail Infrastructure)		**2002**	**2001**
Sales	€ mill.	511.8	433.1
EBITDA	€ mill.	84.3	79.0
EBIT	€ mill.	70.0	65.5
EBIT margin	%	13.7	15.1
Working capital	€ mill.	129.0	117.9
Working capital ratio	%	25.2	27.2
Capital employed	€ mill.	415.4	315.6
Fixed assets	€ mill.	286.4	197.6
Capital expenditures*	€ mill.	16.6	18.7
Amortization/depreciation	€ mill.	14.3	13.5
ROCE	%	16.8	20.8

* excl. financial assets

In the year under review, the division recorded a 18.2-percent sales increase to €511.8 million. €122.4 million thereof (up from €115.6 million) was generated by the Rail Fasteners (in future Fastening Systems) subdivision, while the Switch Systems subdivision contributed sales of €348.1 million (up from €320.9 million), €57.0 million thereof being attributable to Cogifer SA and its subsidiaries. The Infrastructure Services subdivision, newly formed upon the takeover of Cogifer TF, reported sales of €46.3 million for the quarter ended December 31, 2002.

Growth of division EBIT, up 6.9 percent from €65.5 million to €70.0 million, failed to keep pace with the increase in sales. The EBIT margin thus came to 13.7 percent (down from 15.1) but due to the division's considerably changed composition, the two annual figures are hardly comparable.

Initial consolidation of the Cogifer Group strongly impacting on capital employed

In the year under review, the division's working capital climbed a moderate 9.4 percent to €129.0 million (up from €117.9 million) while net sales rose by 18.2 percent, thus downscaling the working capital ratio by 2.0 percentage points to 25.2 percent.

The first-time consolidation of the Cogifer Group resulted in goodwill of around €234 million, which substantially impacted on the division's fixed assets as of December 31, 2002. The other capital expenditures incurred by the division in 2002 for property, plant & equipment came to €16.6 million (down from €18.7 million), depreciation totaling €14.3 million (up from €13.5 million). In comparison to 2001, fixed assets rose by 44.9 percent to €286.4 million. Analogously, division capital employed moved up by a significant 31.6 percent to €415.4 million.

ROCE exceeding Group requirements

With a return on capital employed (ROCE) of 16.8 percent (down from 20.8), the division again met the Vossloh Group's profitability benchmark in 2002—despite a slightly lower EBIT margin and a sharp rise in capital employed.

Rail Fasteners (in future Fastening Systems) subdivision

The subdivision is among the world's leading suppliers of rail fastening systems, which are used by railway and local transport companies in more than 65 countries. The product range covers fasteners for both ballast-bed and slab substructures compatible with all climatic zones and load profiles ranging from heavy-load to high-speed lines. The subdivision's market share is around 35 percent worldwide.

On September 23, 2002, the subdivision acquired Skamo, the Polish market leader for rail fasteners, based in Nowe Skalmierzyce. As a result of this acquisition, Vossloh will be able to act in future as a local supplier of the SB-3 and SB-4 rail fastening systems regarded as national standard in the highly attractive Polish market.

In fiscal 2002, the subdivision generated sales totaling €122.4 million (up from €115.6 million), representing a 5.9-percent rise which was mostly attributable to expanded export activities. As before, the proven W 14 rail fastening system and the 300 system for slab substructures formed the basis of this subdivision's business, which continued to focus on Europe and Asia.

At €55.9 million, revenues generated in Germany even exceeded the year-earlier €54.1 million, increased demand for the W 14 standard system compensating for declining sales following the completion of the high-speed Cologne-Frankfurt line.

Sales outside of Germany climbed more than 8 percent to €66.5 million (up from €61.5 million), primarily thanks to projects in the southern and eastern parts of Europe. For instance, in the course of the extensions to European transport corridor IV, significant sales were transacted with the Romanian state railway. In Turkey, sales surged because Vossloh rail fasteners were used on the state-owned TCDD railway lines and in local transport projects in several large Turkish cities.

In the run-up to the Olympic Games to be hosted by Athens in Greece in 2004, extensive infrastructure projects will be carried out involving Vossloh, whose rail fastener systems are already the standard in that country for all applications—on concrete, timber and steel sleepers, on slab tracks, and for switches.

Moreover, the Company was again involved in numerous major projects outside of Europe in 2002. In Azerbaijan, Vossloh Rail Systems handled a contract for the TRACECA transport program for the modernization of the line linking the Caspian Sea and Georgia. The sound-absorbing fastening system 336 for slab tracks was supplied for the first phase of the new subway system in the Indian capital, New Delhi. This project is especially important to Vossloh, because it may signal the go-ahead for further interurban railway projects in India. Most of the projects mentioned will lead to sales revenues in 2003 as well.

Special Trackwork (in future Switch Systems) subdivision

During the period, the Special Trackwork (in future Switch Systems) subdivision achieved sales revenues amounting to €348.1 million (up from €320.9 million), of which €291.1 million was generated by the VAE Group up to September 2002. Cogifer SA and its subsidiaries and joint ventures contributed €57.0 million to Vossloh Group sales in the fourth quarter. The consolidated annual sales totaled €208.8 million in 2002.

Switches and switch systems accounted for some 90 percent of Cogifer SA's sales. Apart from standard switches for passenger, freight, heavy-load and local transportation, the product range chiefly comprises high-speed switches which are used in France, Belgium, Korea, Spain, and Italy. The remaining 10 percent of Cogifer SA sales came from signaling components, including switch drives and monitoring systems, which support demand-oriented switch maintenance.

Cogifer SA generated some 80 percent of its sales 2002 outside of France, other Europe accounting for about 38 percent of revenues, the Near & Middle East for around 16 percent, other Asia for a further 10 percent, Africa for 8 percent and other regions for 8 percent.

During the year under review, Cogifer SA supplied switches on a substantial scale for newly built railway lines in Malaysia and Thailand. In Great Britain, the company equipped with switches both the high-speed rail link between London and the Channel Tunnel (CTRL) and in Algeria, the Annaba project. Cogifer SA switches are being used on the high-speed line from Rome to Naples in Italy as well as in the Madrid-Norte y Noroeste AVE project in Spain. For the new subway system in New Delhi the company secured a major order for which new-generation switches were supplied for the first time.

In line with the orders position, Cogifer SA's production capacities were fully utilized during the period, all the key plants and facilities running in three-shift operation, occasionally even in four-shift operation.

Material procurement prices remained largely unchanged in 2002 because they are substantially secured through long-term contracts. An upward trend was, however, discernible for individual components.

As of December 31, 2002, the subdivision showed an order backlog of €121.2 million.

Infrastructure Services subdivision

This new unit was created on October 1, 2002, from Cogifer TF and its subsidiaries and joint ventures. In the fourth quarter of 2002, it generated sales revenues of €46.3 million.

Cogifer TF's business is track construction and maintenance, the latter accounting for some three-fourths of annual consolidated sales, which totaled €179.6 million in 2002. Cogifer TF is the market leader for track construction and track maintenance in France, Belgium, and Luxembourg. These activities are supplemented by other key contracts, such as the maintenance of the Eurotunnel rail network, which Cogifer TF carries out from Dunkirk. Through a joint venture with the local Italthai Development Company, Cogifer TF built significant sections of a new railway line in Thailand in 2002.

The subdivision's workload is subject to great weather-induced fluctuations in the course of the year. Moreover, much maintenance work can be carried out only during the night or at weekends, severely limiting the efficient use of existing capacities. The capacity utilization rate cannot therefore be commented on generally.

The subdivision's order backlog at December 31, 2002, came to about €169 million.


G 200

Growth in niche markets: Vossloh is Europe's leading manufacturer of diesel locomotives. With the acquisition of the Kiepe Group, Vossloh achieved a major expansion for what was formerly Railbound Vehicles & Maintenance and is now the Motive Power division.

Railbound Vehicles & Maintenance (in future Motive Power) division

Greatly widened range of products and services

Vossloh has developed in recent years into Europe's leading manufacturer of diesel locomotives. In fiscal 2002, a total of 98 locomotives were built and sold. Thanks to the acquisition of the Kiepe Group, which produces electrical systems for trams and trolley-buses, Vossloh is able to broaden its range of railway technology products and services greatly. In line with its strategic orientation the Group can also operate in specialized markets with Kiepe, occupying a foremost position beyond railway technology with electrical systems for trolleybuses.

In 2002, the division raised its sales revenues by 10.6 percent to €194.5 million (up from €175.8 million). Of total sales, 88.7 percent or €172.5 million was attributable to locomotive business, which remained at the year-earlier level. The Kiepe Group, consolidated as from November 1, 2002, transacted sales worth €19.3 million during the two months of its membership. The Vehicle Maintenance subdivision achieved annual sales of €2.7 million (down from €7.4 million).

The subdivision's results of operations developed well, EBIT improving overall from a red €4.3 million in the preceding year to a black €4.8 million in 2002. The Locomotives subdivision was well in the black 2002 following a negative EBIT in 2001 due to the expansion of production capacity at the Kiel plant. The newly created Electrical Systems subdivision, represented by the Kiepe Group, made a sound contribution to the division's profit. The Maintenance (in future Vehicle Services) subdivision, on the other hand, failed to generate the volume of business needed to break even in 2002.

Railbound Vehicles & Maintenance (in future Motive Power)		**2002**	**2001**
Sales	€ mill.	194.5	175.8
EBITDA	€ mill.	8.0	(0.4)
EBIT	€ mill.	4.8	(4.3)
EBIT margin	%	2.4	(2.4)
Working capital	€ mill.	48.1	109.8
Working capital ratio	%	24.8	62.5
Capital employed	€ mill.	110.6	130.6
Fixed assets	€ mill.	62.5	20.8
Capital expenditures*	€ mill.	6.7	13.4
Amortization/depreciation	€ mill.	3.2	3.9
ROCE	%	4.3	(3.3)

* excl. financial assets

Capital employed lower despite acquisition

Division working capital dropped in the year under review by 56.2 percent to €48.1 million. Besides substantial progress in the asset management of Locomotives, the decrease was attributable to the high level of prepayments received on account of megacontracts for locomotives and electrical systems. The working capital ratio improved accordingly from 62.5 percent the year before to 24.8 percent in 2002.

The division's fixed assets grew by €41.7 million to €62.5 million, mainly due to the acquisition of the Kiepe Group. Since the decrease in working capital easily outpaced the increase in fixed assets, capital employed receded by €20.0 million from €130.6 million in 2001 to €110.6 million as of December 31, 2002. ROCE for 2002, albeit a black 4.3 percent, was way below corporate benchmarks.

Locomotives subdivision

Based on the diesel-hydraulic locomotive range, which has undergone selective widening in recent years, the subdivision continued to strengthen its good market position in 2002, as clearly underlined by major orders: 59 multipurpose locomotives for the Swiss federal railways (SBB); another 30 locomotives thanks to an option exercised by the Austrian federal railways (ÖBB), and 12 shunting units for the Dutch state railway (NS). A steady flow of incoming business was also registered from private customers.

In 2002, the Locomotives subdivision managed to maintain the preceding year's high sales, delivering 98 locomotives and generating revenues totaling €172.5 million (up from €172.3 million).

During 2002, the production facilities not only had to cope with an extremely unfortunate delivery timing schedule but also build nine different locomotive types including two new models at one and the same time. Capacity utilization was nonetheless satisfactory viewed over the whole year.

In fiscal 2002, the subdivision's capital expenditures added up to €4.3 million (down from €12.8 million). New painting and drying equipment improved and expanded the relevant capacities. Other expenditure items included a turntable for locomotives and a roller testing rig for bogey manufacture.

As of December 31, 2002, the Locomotives subdivision's orders on hand came to €342.0 million.

Electrical Systems subdivision

The Kiepe Group, part of the Vossloh Group since November 1, 2002, is engaged in the manufacture, assembly and marketing of complete electrical equipment for tramways, streetcars and trolleybuses. Drive equipment, vehicle controls, heating, ventilating and air-conditioning systems as well as static converters for supplying the onboard systems of railbound vehicles are both developed and manufactured in-house. Kiepe supplements its own products with outsourced components such as lighting, brakes, motors, gearing or passenger information systems to create complete packages, thus supplying customers with vehicle equipment solutions from one source.

The subdivision's order backlog at December 31, 2002, amounted to €161.8 million.

Maintenance (in future Services) subdivision

This subdivision offers a portfolio of services comprising the whole gamut of tasks required to ensure that railbound vehicles are ready to operate from the platform. This covers maintenance, repairs, refueling, cleaning, checks and technical inspections, and even waste disposal. The jobs are scheduled for flexible integration with the vehicles' operating schedules, thus maximizing vehicle fleet availability.

During the year under review, revenues reached €2.7 million. The preceding year's €7.4 million contained proceeds from vehicle sales amounting to €3.9 million and is therefore not comparable. In all, revenues were too low to pay for R&D or accumulate resources, the outcome being a pretax loss for the period.


6
Ab 14:55 ICE 57
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Bucking the trend: process automation is more than ever necessary if rail transport is to operate at maximum efficiency. Hence the strong demand for IT solutions from Vossloh's Engineering Systems (in future Information Technologies) division.

Engineering Systems (in future Information Technologies) division

The Engineering Systems (in future Information Technologies) division specializes in automated processes in railbound transport with a product range that includes planning, management, operations control, passenger information, and simulation systems. Since November 2001, control systems and electronic signal boxes for secondary lines have been included in the product portfolio.

Specialist in process automation for rail transport

In 2002, the division further expanded its leading role in Europe as an IT specialist supplying railbound transport operators with process optimization systems. Despite the fact that the IT sector as a whole was confronted with an often dramatic contraction in the market, this division largely escaped this trend. For Vossloh, 2002 was dominated by consistent expansion of both the product range and market position, as well as the on-schedule fulfillment of existing orders.

Engineering Systems (in future Information Technologies)		**2002**	**2001**
Sales	€ mill.	37.9	41.0
EBITDA	€ mill.	4.2	(0.2)
EBIT	€ mill.	2.8	(1.7)
EBIT margin	%	7.4	(4.1)
Working capital	€ mill.	0.0	(20.0)
Working capital ratio	%	0.0	(48.7)
Capital employed	€ mill.	12.8	(8.0)
Fixed assets	€ mill.	12.8	12.0
Capital expenditures*	€ mill.	1.7	1.5
Amortization/depreciation	€ mill.	1.4	1.5
ROCE	%	22.0	–

* excl. financial assets

Due to accounting technicalities, sales in the period under review receded by 7.6 percent from the previous year's €41.0 million to €37.9 million despite the tall order backlog. At €2.8 million, the EBIT reached the target budgeted for fiscal 2002. The still somewhat unsettled market situation in Great Britain following the insolvency of Railtrack PLC in 2001 eroded earnings. Following the latter's takeover by Network CLG in October 2002, the British rail industry did regain a stable long-term structure, however, making this country one of the most important future railway markets in Europe.

The division is currently equipping a total of 1,200 Intercity railcars and 145 locomotives with new information and communications technology on behalf of Deutsche Bahn AG. In 2002, the first pre-production trains were handed over to the customer and put into service. During the period, Hamburger Hochbahn AG successfully commissioned further sections of Vossloh's control and operations management system on subway line 1. At present, some 40 stations are controlled using the system developed by Vossloh.

In 2002, the division registered incoming business amounting to €38.5 million, including most notably an order to automate the Hallsberg marshalling yard and the supply of a timetable planning system to Banverket in Sweden. Further contracts concern the equipping of local shuttle trains with mobile display technology and the installing of passenger information systems on the new Cologne-Frankfurt high-speed line.

At December 31, 2002, the division's order backlog came to €91.4 million.

Analysis of the separate financial statements of Vossloh AG

Vossloh AG

As management and financial holding company, Vossloh AG parents the Vossloh Group, determines corporate strategy and planning, is responsible for human resources policy, HR development and top management issues, as well as group accounting and controlling, groupwide treasury management, and risk management. In addition, Vossloh AG controls investor and public relations and defines the Group's corporate identity, corporate design and IT systems.

As nonoperating holding company, Vossloh AG earned in 2002 net income of €338.9 million (up from €16.8 million). The bold bottom line for 2002 was mainly attributable to gains from the disposal of subsidiaries. The divestment of the shares in Vossloh Elektro GmbH produced a gain of €51.4 million, that of the two-third stake in VAE Holding GmbH one of €38.9 million (these capital gains represent the difference between the cash inflow from the transfer and the book value of the shares sold and are hence not comparable to the gains realized from the deconsolidation of these subsidiaries in the consolidated financial statements). In addition, the intragroup transfer of the shares in Werdohl-based Vossloh Werke GmbH generated an extraordinary gain of €244.4 million. The period's income from investments and profit & loss transfer agreements came to €24.6 million (up from €24.0 million). Offset against these income items were the Company's own expenses for performing its holding company functions, as well as the net interest result from intragroup financing, the provisions for risks, and grants to subsidiaries.

The Boards will propose to distribute a total cash dividend of €16.4 million from the net income and to transfer another €322.0 million to the reserves retained from earnings.

As of December 31, 2002, the stockholders' equity soared to €464.2 million (up from €135.6 million). Given the total assets of €762.6 million, this is equivalent to an equity ratio of 60.9 percent. Vossloh AG's net financial debts at balance sheet date amounted to €213.4 million (up from €196.9 million).

Workforce

The number of employees on the Vossloh Group's payroll totaled 4,236 at year-end 2002, up 5.4 percent from the year-earlier 4,019.

The headcount in railway technology operations (Vossloh Group excluding parent) increased from 3,996 to 4,211 as of December 31, 2002, acquisitions (Cogifer companies, Kiepe Group) as well as further expansion of the workforce in the existing subsidiaries outcompensating the divestment of VAE.

As of December 31, 2002, the Group had 74 young people undergoing training, apprentices accounting for 1.7 percent of the total workforce.

Value added per capita accelerating

In 2002, sales per capita within the Vossloh Group climbed 6.7 percent to €177,700 (up from €166,500; all per capita figures rounded). Personnel expenses totaled €178.4 million (up from €155.2 million), corresponding to €42,600 per capita, representing a rise of 7.3 percent on the prior-year's €39,700. This increase reflected the high pay settlements during the period under view as well as the change in personnel structure brought about by the various A&D transactions. Whereas the groups sold employed a high proportion of staff in countries with very low income structures, the key sites of the newly acquired companies are located in Central and Southern Europe. Due to the accelerating 18.0-percent rise in the value added per capita relative to personnel expenses from €52,300 to €61,700, the ratio of payroll to value added in the Group as a whole was nonetheless reduced considerably from the year-earlier 76.0 percent to 69.0 percent. At year-end 2002, the percentage of the non-German workforce came to 65.3 (up from 53.5 percent in 2001).

All set for a successful career at Vossloh: apprentices at the Werdohl location.



Railway technology sales per capita climbed 6.6 percent owing to the generally favorable orders position from €167,300 to €178,400. Personnel expenses per capita rose—due to pay settlements and the changed workforce structure—from €38,900 in 2001 to €41,500. The division's ratio of payroll to value added decreased nonetheless from 72.9 to 69.1 percent, especially because of the higher value added by Railbound Vehicles & Maintenance (the future Motive Power division).

Track (the future Rail Infrastructure division) managed to raise its sales per capita by some 12.5 percent from €143,100 in 2001 to €161,000. As of December 31, 2002, the division's headcount came to 2,780 (down from 3,121) due to the sale of the VAE Group, which on average employed some 300 more personnel than the Cogifer Group. Personnel expenses per capita climbed from the year-earlier €34,500 to €37,300, the ratio of payroll to value added edging up from 61.4 to 62.4 percent, both trends largely attributable to the higher ratio of payroll to value added at VAE compared with 2001.

At Railbound Vehicles & Maintenance (the future Motive Power division), sales per capita sank for reasons of accounting technicalities from €301,900 to €267,500, whereas the ratio of payroll to value added was improved from 117.6 to 88.4 percent. This trend was due to the capacity increase carried out in 2001 coupled with the reorganization of production, which eroded the prior-year EBIT but boosted productivity considerably in the year under review. Personnel expenses per capita climbed largely due to pay settlements from €49,300 to €50,300. At year-end 2002, the division's workforce added up to 1,169 (up from 633) after the first-time inclusion of the Kiepe Group as well as the Locomotives subdivision's continued capacity expansion to tackle the high order backlog.

Group workforce trend and personnel expenses


143.6
222.8
228.2
155.2
178.4
4,001
5,575
5,583
3,906
4,190
1998
1999
2000
2001*
2002
Personnel expenses (€ mill.)
Annual average headcount

*as from 2001 excl. Lighting

In the Engineering Systems (in future Information Technologies) division, sales per capita receded, again due to accounting reasons, from €149,100 to €144,800. At year-end, the number of employees rose from 242 to 262 primarily due to the first-time consolidation of Vossloh Systemtechnik Malmö. Personnel expenses per capita climbed—chiefly in the wake of pay settlements—from the year-earlier €64,900 to €67,000 in 2002. The division's ratio of payroll to value added improved appreciably from 110.5 percent in 2001 to 86.2 percent, largely because of the nonrecurrence of the write-down related to the Railtrack insolvency, which had eroded EBIT in the previous year.

Workforce-related indicators

		2002	2001*	2000	1999	1998
Personnel expenses per capita	€ '000	42.6	39.7	40.9	40.0	35.9
Sales per capita	€ '000	177.7	166.5	153.0	141.7	144.6
Payroll to value added	%	69.0	76.0	74.2	81.7	69.3
Value added per capita	€ '000	61.7	52.3	55.1	48.9	51.8

* as from 2001 excl. Lighting

Personnel expenses

		2002	2001*	Change
Pay	€ mill.	142.1	124.2	14.4%
Social security taxes	€ mill.	33.9	28.2	20.2%
Pension expense	€ mill.	2.4	2.8	–14.3%
Total personnel expenses	**€ mill.**	**178.4**	**155.2**	**14.9%**

* as from 2001 excl. Lighting

Annual average headcount 2002				**Year-end headcount 2002**		
	Germany	**Abroad**	**Total**	**Germany**	**Abroad**	**Total**
Railway technology	1,628	2,539	4,167	1,445	2,766	4,211
Vossloh AG*	23	–	23	25	–	25
Total	**1,651**	**2,539**	**4,190**	**1,470**	**2,766**	**4,236**

*including executive officers

LTIP and ESOP relaunched

During the year under review, Vossloh launched the third tranche of its long-term incentive and employee stock option plans (first tranche in 1998, second in 2000). At the end of 2002, one in three employees in Germany (excluding Kiepe and Cogifer) was a stockholder of Vossloh AG, sharing directly in the Company's capital and profits.

Both incentive programs have a term of five years. When purchasing Vossloh shares, the participants receive free stock options, enabling them after a three-year qualifying period to acquire Vossloh AG stock at the strike price (i.e., the market price predetermined at plan inception). The exercising of options is linked to the achievement of benchmarks. For instance, in the long-term incentive plan, the Vossloh stock price must have outperformed the MDAX and risen (depending on the participant category) by not less than 15 or 30 percent (for Executive Board members) above the strike price. Eligible plan participants must first obtain their "admission ticket" by purchasing Vossloh stock from their own funds. For employees the personal investment minimum is a good €500, while officers and other executives are required to spend between about €5,000 and €50,000 depending on the bracket.

The incentive plan forms an integral part of our performance-related pay systems, one that is geared to the capital market and rewards the enhancement of shareholder value. The remuneration systems for Vossloh's management are based fundamentally on the performance principle and therefore largely linked to the results of the respective area of responsibility. The share of variable incentive pay in total compensation at the highest tier of senior management comes to some 50 percent and at the levels below, to 30 percent. However, above-average performance from employees covered by a collective pay agreement are also rewarded with variable income payments depending on the achievement of defined profit targets.

Employee suggestion scheme given a boost

In order to give the company suggestion scheme additional impetus, a pilot project was established at one of the plants. Thanks to an information drive, shorter assessment periods for the ideas submitted and small but effective incentives, the number of suggestions for improvements doubled compared with the previous year. We plan to make use of this encouraging experience at other business units.

Vossloh as an attractive employer

The Vossloh Group employs motivated and achievement-driven staff. In recent years, Vossloh's attractiveness as an employer has grown considerably, as borne out by a sharp increase in applications for advertised positions as well as unsolicited inquiries during the period under review. The Company has now also made it possible to apply online (jobs@ag.vossloh.com).

Vossloh's repeated success story, efficiency-oriented pay structures, its policy of placing high demands yet allowing ample personal scope, the opportunities for personal development, short chains of command and teamwork characterized by mutual respect in an international organization—all these factors are decisive in retaining competent employees at Vossloh and attracting qualified new recruits.

Employee-funded pension scheme

The pension reform adopted by the Federal Government in 2001 has lowered state pension levels in Germany. The resulting gap in the statutory pension insurance scheme provided grounds for seeking a uniform solution for Group employees in Germany in the shape of employee-financed pension scheme, taking the legal and collectively agreed requirements into account.

The scheme negotiated between the Executive Board and the Group Works Council allows Vossloh Group employees in Germany, for the purpose of topping up their retirement income, the option of having part of their pay transferred as premium for a third-party insurance offering them attractive group terms.

The scheme was presented to the employees through an extensive information campaign which also emphasized the need for such additional private retirement income security.

Human resources development tools promoted

Through its executive development program Vossloh identifies and promotes managerial staff with high-flying potential. The multipart program was fine-tuned during the year and tailored to new challenges in the Group. The leadership curriculum, which serves executives to enhance their own leadership qualities, will soon be expanded to include a module dealing with the initiation and supervision of integration processes and intended to assist with the upcoming tasks of integrating the acquisitions.

A focal point of our personnel work is to recognize and encourage young talent in the Group and to retain their loyalty in the long term. Following the definition of demands on junior executives in the Group, a customized tool for analyzing potential was developed for Vossloh in cooperation with the Westphalian University of Münster, which will be used in future to identify promising up-and-coming managers and to determine key development areas. This will enable us to further harmonize our development programs for young executives, create greater transparency and spot gifted individuals at an earlier stage.

Our success depends on the skills of our employees. During the year under review, numerous internal and external skills enhancement courses were conducted which were tailored to employee needs and aimed at helping them to fulfill constantly changing demands.

Thanks to the workforce

Our thanks go to the whole workforce for their initiative, dedication and performance. Backed by our employees' great motivation, abilities and enthusiastic dedication, we are convinced that we will be able to shape Vossloh's future successfully. Our thanks also to the employee representatives for their constructive cooperation.

Research and development

For Vossloh as an internationally oriented transport technology group, technological advance is a key prerequisite for market success, innovations being the driving force behind the Group's growth and competitiveness. In 2002, R&D expenditure by the railway technology divisions climbed from the prior-year €6.1 million to €6.6 million.

New fastening systems setting the standard

During the year under review, one of the focal points of R&D efforts in the Rail Fasteners (in future Fastening Systems) subdivision was new-generation tension clamps. As planned, the prototypes together with other newly developed components, such as an angular guide plate and highly elastic interlayer, were subjected to extensive tests in the subdivision's own laboratory as well as at the testing lab of Munich Technical University. The approval tests in accordance with the European CEN standard were successfully completed, with the new fasteners due to undergo track testing in 2003. Vossloh has now registered the patent for all key consumer and production markets.

In 2002, the subdivision also developed a highly elastic rail fastening system for Deutsche Bahn AG's new B 01 heavy-load sleeper (up to a 30-t axle load, about one-third above the previous DB standard). This system is 30 percent more elastic than all direct rail fasteners adopted by DB to date. The new Vossloh product was tested and, following the prescribed trials at the test agency, approved in accordance with CEN and DB standards by the Federal Railway Office for operational testing. Some rail fasteners have already been installed in the track for testing purposes. A longer test section is to be fitted with the new fastening system in the spring of 2003.



Graduating into new dimensions:
leading European diesel locomotive builder, Vossloh plans to expand its product range in 2003 with a large 3,000 kW model, also suitable for passenger transport.



For switches, too, the subdivision developed new fasteners based on the rail fastening system for heavy-load sleepers. Their benefits are that they enable standardization of switch/rail fasteners along with a higher level of elasticity, also in the region of the slide chair and common crossing. This approval procedure was also completed successfully, meaning that the first switches of this type were installed on Deutsche Bahn AG's network in 2002, further installations being planned for 2003.

For steel sleepers with an axle load of up to 30 t, a special rail fastener was developed and successfully tested in accordance with CEN specifications in the subdivision's own laboratory. The new fastener is to be installed on a test basis on Network Rail's tracks in early 2003.

Additional new developments are especially aimed at reducing structure- and air-borne noise in the track. Promising preliminary vibration studies were conducted together with Berlin Technical University and the Munich-based consulting engineers of Müller-BBM GmbH, the plan being to press ahead with these developments in 2003.

In 2002, the subdivision expanded its R&D infrastructure for simulating operating conditions and gathering operational data from field tests. The newly developed testing rigs, such as the equipment for wet SBS electrical resistance measurements or for measuring impact loads, will now be used on a routine basis. In 2003, work will be stepped up to gain further data from both the test lab experiments and the field tests.

R&D activities at Cogifer SA focused on optimizing the life-cycle costs of switches and their components. This involved not only extensive reengineering measures on the proven design of existing switch structures and crossings but also the development and approval of lubrication-free slide chairs. Joint research projects on systems for reducing structure- and air-borne noise were initiated with Vossloh's Fastening Systems subdivision.

In the field of remote diagnosis and remote monitoring of switches, Cogifer SA expanded the existing product range in 2002 through the takeover of the French company SIEMA, which specializes in such systems for track components. In fact, this company has been successfully testing remote diagnosis systems in the SNCF network (French state railway). This experience will now be expanded and marketed internationally.

Cogifer TF concentrated its research spending in 2002 chiefly on developing improved methods for laying tracks in ballast beds. The company also applied expenditure to devising slab substructure systems for long-distance and local transportation.

New locomotives win approval

In 2002, the Locomotives subdivision largely completed the development of the new G1000 and G1700-2 locomotives as well as the refinements to the G800 and G400 models. The lengthy approval procedure for these vehicle types in the German and various European markets was set in motion.

The G2000 locomotive won approval in Germany during the past year. The activities required to secure its approval in the Netherlands as well as in Italy, Belgium and Austria were set in train in parallel with the design modification work.

Apart from the newly developed and further improved models in the locomotive range, the following additional projects were handled and in some cases successfully completed:

- As part of development work on the instrumentation and control for the G1700-2, a new control system was developed.
- The vehicle diagnosis system was further improved, making it possible to collect operational data of importance to locomotive maintenance and monitoring and to transfer that data to the VSMS database in Kiel.
- The Vossloh Schienenfahrzeug Management System (Vossloh Railbound Vehicle Management System, VSMS) was installed on the basis of VIPS CARSIS software for maintenance planning and control. The software is currently in full use in customer after-sales service. This system's presentation at various specialized conferences at home and abroad and at the trade fair Innotrans 2002 opened up numerous opportunities for marketing this know-how. At present, Vossloh is drawing up a concept to that end.

Within a project sponsored by the Federal Ministry of Education and Research (BMBF), Vossloh Schienenfahrzeugtechnik has been working intensively since the start of this year on new solutions for reducing the noise generated by railbound vehicles.

For 2003, the Locomotives subdivision is planning or has already initiated the following main projects:

- obtain further approvals for standard locomotives in European countries,
- consistently continue modularization efforts,
- adapt a G2000 locomotive for cross-border operation in Scandinavia (sponsored by the BMBF),
- improve performance for the G2000,
- examine alternative drive concepts taking economic and environmental considerations into account,
- draw up plans for a large high-powered diesel locomotive.

In fiscal 2002, the Kiepe Group successfully completed the small-capacity drive converter for hybrid buses (AUM) and the ULEV-TAP (an EU research project for improving energy consumption by local transport vehicles) development projects. Additional research projects were to

- develop modular, standardized trolleybus equipment in consultation with the chief trolleybus builders;
- optimize independent-wheel drive for trolleybuses, examine alternative drive motors and stabilize run-up operation in Lausanne and Herten;
- implement radio data transfer for service and diagnosis data in the workshop area and start its trial use at three transport operators;
- expand drive software to include modules for suppressing converter noise, for regenerative braking up to a dead stop, for sensorless weight measuring and for measuring motor voltage indirectly;
- develop systems expertise for the design and development of 15-kW feeders in the low-end power segment (for dual-system interurban railways, maintenance vehicles).

New program detects potential timetable problems

In 2001, Engineering Systems launched the U3T (Unified Topology & Time-Table) development program aimed at combining the core capabilities of scheduling control systems and timetable planning. Its initial results were presented at the International Users Conference held in York in 2002, including the Timetable Robustness Analyzer (TTRA), which examines how resistant or susceptible timetables are to disruption.

Vossloh's TTRA can detect potential problems in timetables already drawn up by reproducing dynamic processes, through, for example, the simulation of delays and their consequences and a comparison of varying scenarios. The result is that train delays can be prevented, thus increasing overall planning reliability. The system, to be rolled out worldwide in 2003, has been in use at Vossloh System Technik's Consulting Department in York, UK, for some time.

Environmental protection

In its everyday operations, Vossloh attaches great importance not only to taking account of economic and environmental factors but also to interlinking them in a sustainable manner. Consequently, the Group is committed to both developing environment-friendly products and introducing new eco-compatible production techniques. As a specialist for railways and trolleybuses Vossloh also works on further improving especially clean modes of transportation.

Certification successfully completed

In the summer of 2002, the Fastening Systems subdivision successfully completed its environmental certification in accordance with DIN EN ISO 14001.

In order to further upgrade the quality of wastewater and use water resources even more sparingly, extensive tests were conducted in 2002 using prototypes for ultrafiltration and reversed osmosis. This testing was necessary because there is no technical solution on the market to date which meets Vossloh's special requirements. The experience gathered led to the compilation of a system which was or will be installed at the Werdohl site in the winter of 2002 or spring of 2003. This will improve considerably the chemical oxygen demand in the wastewater. (The chemical oxygen demand is the amount of oxygen which is required for a substance's chemical degradation.)

Seeking a solution: since there was no purification system on the market that addressed Vossloh's specific needs the Company went ahead and developed its own wastewater improvement solution at its Werdohl location. It was especially important to treat the pickling fluids occurring when the wire rod is pickled in hydrochloric acid before undergoing further processing.


415

At Cogifer SA, during the course of the takeover negotiations an extensive environmental report was drawn up by Vossloh for the various production plants in France and for selected foreign subsidiaries. The potential for improvement identified in the report will be realized in 2003 and subsequent years.

Cogifer TF is implementing in France the new environmental guidelines laid down by the French construction industry association FNTP.

Zero-solvent paints for Vossloh locomotives

In consistent continuation of the changeover to zero-solvent aqueous finishing paints started in 2001, Vossloh Schienenfahrzeugtechnik carried out further successful tests with paint manufacturers during the past year. The changeover is proceeding steadily for further locomotive models and components.

During the year under review, an eco-audit was also conducted together with an external service provider of the situation related to environmental protection and the handling of hazardous substances, resulting in an environmental protection proposal for Vossloh Schienenfahrzeugtechnik. Once action priorities had been established, it was decided to hand over the matter (including the provision of an environmental protection officer) to a external service provider analogous to the procedure for occupational safety.

The Kiepe Group, too, embarked on a vigorous environmental protection program in 2002, measures to monitor and assess the company's impact on the environment and to continually improve in-house environmental management being consistently maintained. The company takes ecological effects into account especially in the development of new products and techniques, generally favoring eco-friendly, durable and recyclable products.

Risk management

The corporate framework of risk management

In doing business, the Vossloh Group faces many opportunities which, however, inevitably harbor risks. With the Group's operations gaining in complexity in the wake of progressive globalization, there is a growing need for opportunities and risks to be identified, analyzed, and controlled by following established plans and procedures. In recent years, the Vossloh Group has set up a risk management system which both safeguards the survival of the Group and its subsidiaries and helps it to achieve financial targets and a sustained enhancement in shareholder value.

In exercising its overall responsibility Vossloh AG's Executive Board has laid down groupwide procedures and principles for effective risk management. It is the management of the operating units that are directly responsible for early identification and reporting of any major risks.

So that it may comply with its vigilance and control responsibilities, Vossloh AG's Executive Board is, in the scope of the periodic risk reporting system, regularly notified of any opportunities and risks prevailing at the various business units. Any suddenly surfacing risks of a serious nature are reported as and when they occur.

Alongside this ongoing identification of risks, all companies of the Group list all their risks once a year in a risk inventory, a process during which risks and opportunities are scrutinized in detail, controlling action determined, and responsibilities allocated.

Having reviewed the Group's risk management system, the internal and statutory auditors have reached the conclusion that this system is suitable for the intended purposes. In the course of 2003, the Cogifer companies (acquired in late 2002) and the Kiepe Group will become integrated into the risk management system.

General economic risks

General economic risks are chiefly those attributable to economic cycles, events that have repercussions on society, exchange and interest rate movements, and shifts in the legal and taxation parameters.

In shedding its cyclically sensitive Lighting operations in 2002, the Vossloh Group has grown less vulnerable to economic swings. There were no changes in legislation or tax laws that impacted to any major degree on Vossloh in 2002. As to any risks emanating from exchange and interest rates, Vossloh hedges against these through financial derivatives.

At present there are no general economic risks impacting to any severe extent on future earnings, neither will the changes to corporate taxation debated in Germany in late 2002 nor the resolved amendments to the social security system have any major effect on the 2003 earnings budgeted for the Group.

Sector risks

In shedding its Lighting operations in July 2002 and acquiring the Cogifer companies in September 2002 plus the Kiepe Group in October 2002, the Vossloh Group's business has become squarely focused on the transport technology sector. Vossloh's products and services in future subdivide into Rail Infrastructure, Motive Power, and Information Technologies. Its major customers are the operators of railbound vehicles and railway networks as well as their suppliers. Most of these operations are still in the hands of the public sector, the respective markets having oligopolistic patterns both on the demand and supply sides.

The Group's realignment offers substantial opportunities, albeit tied to a number of risks. The key opportunities result from the ongoing privatization of the European railway markets and, because of the growing traffic congestion in existing transport networks, an inevitable need to expand rail infrastructures, especially in Eastern Europe. In all these relevant regions, Vossloh is represented by its subsidiaries or through joint ventures.

Potential risks may also arise from the transparent nature of the market for both customers and suppliers as well as the dependence on public-sector budgets, especially when it comes to expanding rail infrastructures. Other risks exist regarding the possibility of current products being displaced or superseded because of new developments and/or the access of additional market players.

In order to minimize such risk exposure Vossloh abates throughout its areas of business any exclusive dependence on individual rail or network operators through a strategy of rigorous globalization. Product substitution and cloning are counteracted by Vossloh having new developments patented, products continuously improved and repeatedly advancing new products to commercial viability. In competing against newcomers, close contact with customers is another key factor.

The acquisition of the Cogifer companies enabled Vossloh to vastly broaden its customer base in 2002. The rail fasteners are meanwhile in use by railway and local transport operators in over 65 countries. And, with the takeover of the Polish company Skamo, Vossloh has not only accessed what will in future be a highly attractive European railway market, it has also added boltless fasteners to its product spectrum. In addition, new fastening systems were patented in Germany. The G1000 and G1700 are two new types of locomotives developed in 2002 for the purpose of winning new customers. In the Engineering Systems (in future Information Technologies) division, further refined LCDs and LEDs plus the use of electronic ink will counter the risk of any substitution by split-flap displays. Measures such as these are designed to minimize industry-related risks which in 2002 did not impact adversely on Group earnings.

Operational risks relate to the value-adding process.

On the input side, Vossloh has long-term contracts securing its essential supplies both in terms of volumes and prices. Increased internationalization in procurement policies will abate any undue dependence on specific suppliers. As to quality risks among the vendors, these are minimized through regular audits.

The Motive Power and Information Technologies divisions (previously Railbound Vehicles & Maintenance and Engineering Systems) are businesses with typically lengthy projects, high order volumes, and complex contractual details. Risks may surface whenever key parameters change during project realization and wherever such risks cannot be countered through corresponding contractual provisions, other safeguarding measures are adopted. Noncompliance with defined milestones and deadlines is normally penalized but may lead to risks for the contract's execution and results.

Long-term projects are accompanied by the risk of delays in acceptance/invoicing which in turn may impact heavily on a period's earnings. There were again such postponements in fiscal 2002. However, they were anticipated in good time and largely offset by the completion of other projects.

There were no other operational risks of major influence on earnings in 2002.

Even the most vigilant risk management cannot exclude losses and liability risks. For such risks adequate insurance policies have been taken out and provisions made where required. The scope of these insurances and accruals is regularly reviewed. Such risks are therefore not believed to have any potentially ruinous consequences for the Vossloh Group's cash flows or net assets.

Financial risks

Financial risks are monitored and managed by Corporate Treasury. Sufficient credit facilities ensured in the period that neither financing nor liquidity bottlenecks existed. Moreover, Vossloh does not depend on any specific bank or credit institution. Currency and interest rate risks are being hedged against through suitable derivatives. The currency risks on both the input and output sides clearly eased off in the wake of the divestments (Lighting, VAE Group) and the acquisitions (Cogifer, Kiepe). Consequently, the volume of currency futures and forwards sank from €44.5 million at year-end 2001 to €27.5 million as of December 31, 2002 (all maturing within 36 months). The 2002 closing volume of interest rate hedges came to €127.8 million, €76.7 million of which comprised caps whose remaining terms ranged from 5 to 7 years, another €51.1 million consisted of interest rate swaps with residual terms of 3 to 8 years.

Monitoring of Vossloh's liquidity, interest rate and currency risks has been regulated in guidelines. In line with Vossloh's restrictive risk policy, currency and interest rate hedges are solely contracted to cover specific risks from existing or planned underlying transactions.

All told, financial risks did not account for any significant loss in the 2002 earnings.

Legal risks

Legal risks encountered by a company comprise basically those arising from complaints, warranty claims, contractual flaws or indemnification claims, litigation, and ongoing legal proceedings.

There were no legal risks of major impact on the Group's results of operations. Adequate provisions have been made on a normal scale for warranty risks.

Other risks

These include IT risks and those emanating from inadequate personnel resources.

Any risks affecting the data processing systems or databases are currently not identifiable at Vossloh.

Potential risks from inadequate human resources are abated by a large number of measures aimed at portraying Vossloh as an attractive place to work and also at retaining employees for long periods (turn to pages 72-78 for details).

During the past period there were no other risks having a major impact on Group earnings.

Overall risk position

In 2002, no potentially ruinous risks were identified for the Vossloh Group whose continuous existence as a going concern was not jeopardized in terms of either assets or liquidity. The value at risk (VaR) as of fiscal year-end 2002 lay far below the Group's current equity.

Vossloh stock

Stock markets depressed in 2002

Adjusted for inflation, the German economy gained a paltry 0.2 percent in 2002, real GDP slumping well below the 0.6 to 1.2 percent predicted twelve months before. The past year was a period in which stock market investors again had to absorb punishing blows virtually across the board. The German MDAX, which includes Germany's midsize enterprises and in which Vossloh is listed, started the year at 4,319 points, climbing 5.1 percent to its year-high of 4,538 on April 23, then collapsing to its annual low of 2,536 on October 9. By year-end the MDAX had recovered only slightly to 3,025 points, thus closing the period with an overall loss of 30.0 percent.

Vossloh stock rallying in 2002

Vossloh stock, in contrast, had a good year, as endorsed by an annual comparison of the 70 members in the DAX 100 among whom Vossloh ranked seventh in 2002.

At the start of the period Vossloh stock was priced at €21.28. Then, the announcement of the sale of the Lighting operations and the related exclusive focus on transport technology was well received by the market in the form of price rises. When the announced strategy was enacted in such short time, the share price became even more resilient to market trends. On September 12, 2002, Vossloh stock peaked at €26.30, albeit the 23.6-percent gain since the start of the year was not quite sustained as a number of investors opted to take their profits. At year-end, Vossloh stock was quoted at €24.70 (XETRA), showing a gain of 9.6 percent over the closing price 2001.

Plenty of growth potential despite high yield

The total return on an investment in Vossloh stock (including tax credit on the dividend) came to 12.9 percent in 2002. But even for long-term investors, Vossloh stock continues to be an attractive investment. For an investor who has held our stock for five or ten years, the annual return averaged 2.5 percent and 11.1 percent, respectively, while the MDAX returned an average 4.1 percent loss and 5.9 percent gain inside five and ten years, respectively.

Vossloh stock price trend in 2002


Vossloh stock price in €
MDAX (rebased)
28
26
24
22
20
18
16
14
12
01/2002
06/2002
12/31/2002

Despite the stock price upswing, Vossloh AG's Executive Board considers further increases to be possible. Based on the Vossloh stock price of €24.70 quoted at December 31, 2002, a price-earnings ratio (PER) of 6.4 would result for the budgeted 2003 earnings. Vossloh stock was thus priced at year-end 2002 clearly below the comparable MDAX average PER of 9.9.

What financial analysts believe

The very many listed companies offer investors a plethora of investment alternatives on capital markets. Therefore, the reports of equity research analysts have an important role to play. In the year under review, too, Vossloh stock was again on the agenda of several research institutes for analysis and rating. Among others, the ING Barings Group, the Berenberg Bank, Baden-Württembergische Bank AG and Bankhaus Lampe recommended buying Vossloh stock, while analysts at Deutsche Bank AG and equinet ag advised investors to hang on to their the stock. On the basis of the fundamental data presented to the financial analysts in December 2002, the share's fair value is seen to range between €27 and €30.

Stock turnover down

The volume of Vossloh stock turned over in 2002 dropped by a good 30 percent, from 5.9 million to 4.0 million shares. The electronic system XETRA has meanwhile ousted Frankfurt as prime trading center and in 2002 accounted for easily one-half of the volume of Vossloh stock turnover.

Vossloh stock indicators		2002	2001
Dividend	€	1.20 [2]	0.75
Tax credit	€	–	–
Group earnings per share (EpS)	€	3.85	1.20
Stockholders' equity per share	€	17.10	14.02
Number of shares [3]	1,000	13,593	14,355
Stock price [1]	€	24.70	22.53
Market capitalization [1]	€ mill.	338.1	310.4
Total dividend distribution	€ mill.	16.4	10.1
Price-earnings ratio (PER)		6.4	18.8

[1] Annual closing price, [2] Proposed, [3] In fiscal 2002, an average 13,592,983 shares were issued and outstanding, at year-end a total 13,688,083 shares.

Dividend up by as much as 60 percent

Vossloh AG's Executive and Supervisory Boards will propose to the annual stockholders' meeting to vote in favor of the distribution of a cash dividend up by 60 percent to €1.20, thus indicating that the high earnings of 2002 are firmly budgeted to rise even further over the years ahead. This would mean that around 30 percent of Group earnings will be distributed. This compares with about 60 percent distributed from the much lower earnings achieved in 2001.

Stock repurchase continued

Vossloh AG's authority to reacquire its own stock was renewed by the annual stockholders' meeting of May 28, 2002. Vossloh AG is thus authorized on or before November 27, 2003, to acquire up to an aggregate 10 percent of the stock issued and outstanding, and subsequently redeem and withdraw or sell such treasury shares. In October 2001, Vossloh AG's Executive Board decided to exercise this authority. The repurchased stock will be used for the Company's growth strategy in M&A transactions. By year-end 2002, altogether 711,917 treasury shares had been acquired by Vossloh AG, equivalent to 4.9 percent of its capital stock.

Ownership structure

Vossloh AG's ownership structure stayed stable in 2002. The Vossloh family and Deutscher Herold, a German insurance group, continue to hold around 34 and 11 percent of Vossloh AG's capital stock, respectively, while the Allianz Group owns another 5.7-percent stake. Most of the some 49 percent free-float is held by private stockholders while one-third is in the possession of institutional investors, based mainly in Germany or the USA.

Investor Relations

Besides addressing financial analysts and institutional investors, Vossloh's Investor Relations activities target primarily private investors. Supplementing such regular corporate publications as annual and quarterly reports were ad hoc notifications and press releases in 2002 to brief the investor community on present performance and expectations. All this information was concurrently made available on the Internet at www.vossloh.com.

The April, July, and December 2002 presentations to DVFA, the German Association for Financial Analysis and Investment Consul-tancy, as well as further road shows detailed current trends at the Group, division and subdivision levels to financial analysts and institutional investors. In addition, analysts, investors and others interested in Vossloh had the opportunity to obtain answers to their queries in one-on-one discussions. Many questions concerning Vossloh were replied to in writing and by phone.

Stock market resegmentation

January 1, 2003, saw the coming into force in Germany of new stock market regulations, with in future only a General Standard and a Prime Standard. Whereas the members of the former are required to satisfy certain statutory minimum standards, Prime Standard companies must fulfill higher transparency criteria and more extensive requirements (including quarterly reports, international accounting standards, active investor relations). Vossloh has already been notified of its membership in the Prime Standard segment.

Starting from March 21, 2003, the MDAX will be shrunk from 70 to 50 members of the Prime Standard's classical sectors. Vossloh stock will also be a member of the reduced MDAX.

Prospects

Economic forecasts remain cautious

It is still very difficult to forecast how the economic situation will develop both nationally and internationally. There is particular uncertainty at present about events in the Middle East, the related rising crude oil price and the prospects for global equity markets.

The following estimates are based on the assumption that the Iraq conflict will not lead to military confrontation for any extended period of time. At an average level of about US$25 per barrel, a crude oil price in the middle of the price range sought by OPEC countries is assumed. However, the oil price is expected to remain highly volatile, with further increases to be anticipated at times especially in the first half of 2003. Stock market prices will, it is presumed, recover only very gradually in 2003 because the loss of confidence from the plunging prices of the past will continue to depress the market for quite some time to come. Against this background, the majority of economic research institutes expect the world economic environment to improve gradually during 2003, a lot depending on the situation in the US economy.

Any momentum for the US economy from financial and economy policy will be much lower in 2003 than in 2002. Even though the monetary conditions, especially interest rates, will remain favorable for some time, the Fed may well raise the key rate moderately in the second half of the year in order to regain scope and prevent possible inflation. The US current account deficit coupled with low interest rates will cause the US dollar to depreciate further in relation to the euro and other currencies. The economic research institutes expect the USA's real gross domestic product to increase by 2.5 percent.

In Euroland, economic policy will remain more or less neutral in 2003, the lowering of rates by the European Central Bank (ECB) in December 2002 impacting favorably on economic development during the course of 2003. The euro will no longer gain in value on the same scale as in 2002 because economic activity should pick up in the USA earlier than in the eurozone. European financial policy will do little to assist an economic revival with budget consolidation high on the agenda in many countries. Real gross domestic product in Euroland should rise by 1.5 percent (source: IFO Institute). In the course of the upswing in the USA as well as Central and Eastern Europe, exports should again supply significant momentum, with private consumption not expected to improve until the second half of the year when the upturn becomes more evident.

In Germany, an economic revival will be only very hesitant. Wide-ranging belt-tightening measures and tax increases will dampen consumption, with manufacturing activity seeing gradual expansion only in the second half of the year. Demand for exports will again be the motor of economic recovery in 2003. Overall, real gross domestic product will increase by 1.3 percent in 2003, according to IFO Institute estimates.

Planned Vossloh sales largely backed by firm orders

The Vossloh Group's performance will be affected only to a limited degree by the overall economic scenario anticipated for 2003. Demand for transport technology products is determined by cycles and considerations which do not depend primarily on the path of the economy (cf. the analysis of the consolidated financial statements, p. 52). The continued need for austerity coupled with empty public-sector coffers are, however, having an impact even on this sector in the form of stretched orders and project delays. Owing to its favorable positioning in the relevant markets Vossloh does not however foresee any negative impact on the planned course of business.

The sales budgeted by Vossloh for 2003 and 2004 are backed by firm orders for the most part, largely safeguarding the sales and earnings expectations outlined. The movement of exchange rates to be anticipated will not influence the Vossloh Group's business greatly either, because only a very few contracts are transacted in a currency other than the euro, and these are systematically hedged against exchange rate risks wherever economically sensible.

Material subsequent events

On January 2, 2003, the sale of the final third of the stake held in VAE Holding GmbH was effected, the cash inflow from this transaction amounting to around €47 million for Vossloh AG. No further significant events occurred by March 20, 2003, the date at which this report was completed.

Business situation in 2003

In 2003, Vossloh AG expects to raise Group sales by more than 16 percent to a good €870 million.

For 2003, Rail Infrastructure is predicting sales revenues of €493 million, just short of the 2002 level. Nonetheless, its EBIT should rise by some 3.0 percent to roughly €72 million. At Fastening Systems, sales are expected to grow by nearly 8 percent to just under €132 million, most of which will be generated abroad. The non-German share of sales is therefore set to increase further, reaching about 60 percent in 2003. In switch manufacture, Cogifer SA (Switch Systems) is forecasting sales revenues of some €215 million in 2002 (up from €209 million), with particularly its subsidiaries in Scandinavia, Portugal and the UK expected to contribute to planned sales growth of 3 percent. In track construction (Infrastructure Services), Cogifer TF's contribution to sales in 2003 is set to surge from €46.3 million in 2002 to €146 million. The strong performance by the Cogifer companies is not reflected in a year-to-year comparison since, at division level, the companies have only belonged to the Vossloh Group since October 1, 2002.

For Motive Power, sales revenues of almost €317 million have been budgeted for 2003, of which the Locomotives subdivision should account for €202 million and the newly created Electrical Systems subdivision for €108 million. The sales targets set for 2003 and 2004 are largely covered by firm orders in both subdivisions. Locomotives expects to see sales grow by 17 percent, the number of sold locomotives climbing from 98 to 122.

At Electrical Systems, the sales forecast is based not least on a major contract from the Athens City Council, which has ordered for the Olympic Games in 2004 a total of 122 trolleybuses with electrical equipment supplied by Vossloh and Kiepe. Of the planned sales, electrical equipment for trams/streetcars will account for some €38 million and trolleybus projects for about €26 million, the remaining revenues coming from other electrical systems, components and installation services. EBIT should rise from €4.8 million in 2002 to €17.6 million in 2003.

For the Information Technologies division, which due to contractually fixed invoicing dates for major contracts in 2002 saw its sales decline by 7.6 percent, the year 2003—partly for the same reason—is set to yield record sales totaling almost €62 million. In the UIC Zugbus project, which includes the equipping of 1,200 Intercity railcars and 145 locomotives belonging to Deutsche Bahn AG with new information and communications technology and is worth some €50 million in total, a good 40 percent of this order volume will be invoiced in 2003. In 2003, EBIT should reach €6.5 million (up from €2.8 million).

Earnings forecasted for 2003 and 2004

For 2003, Vossloh expects earnings before interest and taxes (EBIT) to rise by more than 20 percent to just under €95 million, which includes gains from the sale of stakes and net deconsolidation effects amounting to some €14.5 million. In spite of a doubled tax load ratio (compared with 2002) of a good 30 percent, Group earnings should reach the level of 2002 again.

For 2004, Vossloh assumes that Group sales will increase further by some 6.5 percent (excluding acquisitions) with an accelerated rise in EBIT, generated exclusively from operating business. A whole package of productivity-enhancing measures, especially in locomotive construction and the newly acquired companies, will help boost profit. Bearing in mind that the operating result will not contain any appreciable tax-favored components, Vossloh is predicting for 2004 a tax load ratio of almost 40 percent but anticipates that Group earnings will still rise slightly in 2004.

These earnings forecasts for 2003 and 2004 also make it possible to hold out the hope of extending the cash dividend proposed for 2002 to the years ahead as well.

Slight rise in the workforce

The number of employees on an annual average is set to rise by 5 percent in 2003, owing to the Group's reformatting, from about 4,190 in 2002 to some 4,400 in 2003. The ratio of payroll to value added will not change, however. The budgets for 2003 and 2004 are based on an annual rise in personnel expenses of 3.5 percent.

Capital expenditure planning for 2003

The budget for 2003 provides for total outlays of €36.1 million (up from €25.5 million), given depreciation for the Group of €22.8 million.

In order to adjust production capacities to demand, Fastening Systems plans in 2003 to expand its furnace equipment for hardening and tempering the surface of rail fasteners. Various building measures for expanding storage capacity are also envisaged. For Cogifer's switch manufacturing companies, foreseeable production bottlenecks will be eliminated at many plants by expanding machine capacity so that the budgeted quantities can be delivered on time. Capital expenditure totaling €29.8 million has been earmarked for Rail Infrastructure.

Motive Power intends to spend a total of €5.8 million chiefly on equipment replacement. The existing capacity at the Kiel plant following the expansion measures carried out in 2001 is sufficient for the locomotive production planned for 2003 and 2004.

Funds amounting to €0.5 million have been set aside for replacement expenditures by Information Technologies.

Financial plan for 2003

At Group level, the financial budget for 2003 includes a program for clearly downsizing net financial debts, despite the higher cash dividend for 2002. The Vossloh Group's net leverage (debt-equity ratio) has been budgeted to shrink from a good 95 percent at year-end 2002 to around 85 percent by December 31, 2003.

Group structure to remain unchanged

It is not foreseeable at present that the Vossloh Group structure created in 2002 will change in 2003.

Procurement costs remain stable

Under the premises set, Vossloh does not anticipate any supply bottlenecks with the procurement of raw materials and supplies, components and services in 2003. Bearing in mind that key materials and components are procured on a project-related basis or under long-term contracts, no significant unplanned fluctuations in the cost of materials are anticipated.

R&D activities

The Vossloh Group's expenditure for R&D activities tied to no specific contract will amount to about €7.2 million in the current fiscal year. In addition, several times this amount is regularly spent on customer-related projects, although these expenses form an integral part of the pertinent cost of sales.

Development projects not linked to customer contracts in 2003 and 2004 include, for example, the research conducted by Motive Power into the use of vegetable oils in diesel-hydraulic locomotives, a feasibility study on hybrid locomotives and the design and development of a six-axle locomotive. In Fastening Systems and Switch Systems, the focus will be on developing a standardized switch/rail fastener as well as products for abating structure- and air-borne noise in the track.

Corporate governance

The term corporate governance continues to be in the limelight since a well-governed corporation nurtures the trust that its present and future stakeholders place in it.

The German Corporate Governance Code (the "Code"), presented on February 26, 2002, by the ad hoc commission appointed by the Federal Minister of Justice, includes internationally and nationally accepted standards of good and responsible corporate governance. Even before this submittal, the Vossloh Group had attached great importance to, and endorsed in practice, the principles of modern corporate governance. We regard the Code as a major step forward in the further development of corporate management and control standards in Germany. Moreover, the Code well depicts the corporate governance and culture of German listed companies especially for foreign investors and, through the enhanced transparency, raises the confidence in the governance of German stock corporations and in the German equity market.

Vossloh's governance structure

Characteristic of German stock corporations is their two-tier board structure. Both mandatory bodies, the executive board and the (non-executive) supervisory board, are required under German corporate law to act in the company's best interests and perform management and monitoring functions, respectively. The general meeting as the stockholders' statutory body is in charge of pivotal issues of fundamental interest to the corporation. In addition, Vossloh AG has an Advisory Board.

Executive Board

In this two-tier model, Vossloh AG's Executive Board is the senior management body within the Vossloh Group and currently has three members. This board is responsible for Vossloh's strategic control, which includes defining the purposes, objectives and strategy of the entire Vossloh Group, acquiring and disposing of shareholdings and other financial investments, focusing R&D activities, deciding on major issues of HR policy, public relations, corporate identity, marketing and advertising wherever the overall interests of the Vossloh Group are affected or involved, but always with a sustained increase in shareholder value in mind. The Executive Board closely cooperates with the Supervisory Board whose consent is required for certain major transactions and Executive Board actions specified in the Executive Board Rules of Procedure. Based on an agreed plan, each Executive Board member is assigned the responsibility for certain operating divisions and corporate activities. Executive Board members work together on a peer basis and exchange information about significant actions, transactions and events within their respective responsibilities. Certain issues require a decision by the plenary Executive Board.

Advisory Board

Vossloh AG's Advisory Board has three members who are appointed by the Executive Board with the Supervisory Board's prior approval. The Advisory Board's functions include to counsel the Executive Board on request regarding any business matters involving Vossloh AG and its related companies. Page 7 of this annual report provides details of the Advisory Board members.

Supervisory Board

Vossloh AG's 12-member Supervisory Board is subject to the provisions of the German Codetermination Act 1976 ("MitbestG"), meaning that six members each are employee and stockholder representatives. The stockholder representatives on the Supervisory Board are appointed by the stockholders' meeting, the employee representatives being elected by the workforce. The Supervisory Board constitutes a quorum if not less than one-half of all its mandatory members participate in the poll. Supervisory Board resolutions require the simple majority of votes cast unless statutory or legislative regulations or the bylaws provide otherwise. If any poll results in a tie, any Supervisory Board member has the right to require that the poll be immediately repeated on the same agenda item. The Supervisory Board Chairman has two votes in this second poll on the same item if it again results in an equality of votes.

The Supervisory Board oversees and advises the Executive Board's management and conduct of business. Certain material transactions and Executive Board actions (specified in the Executive Board Rules of Procedure) are subject to prior Supervisory Board approval. The Supervisory Board periodically discusses with the Executive Board the trends of Vossloh's business, as well as the corporate plan and strategy and their implementation. Moreover, the Supervisory Board approves the annual budget and financial statements of Vossloh AG and the Group with due regard to the reports of the internal and the statutory auditors, apart from being responsible for the appointment and removal of Executive Board members.

Vossloh AG's Supervisory Board has currently two committees. The slate submittal committee prescribed by Art. 27(3) MitbestG, whose members comprise two representatives each of the stockholders and the employees, submits to the Supervisory Board a slate of candidates for appointment as Executive Board members if the required two-third majority of votes cast by the Supervisory Board members has not been attained in the first ballot. The staff & audit committee, which also comprises two members each from among the stockholder and employee representatives on the Supervisory Board, is inter alia in charge of Executive Board matters and also performs the functions of an audit committee, which include issues of accounting, annual audits, risk management and supervision of management. The Supervisory Board Chairman also chairs the staff & audit committee and is entitled to the casting vote in a tie. The Supervisory Board may establish additional committees if and when needed.

Stockholders' meeting

The stockholders' meeting is the corporate body of a stock corporation's owners and as such in charge of fundamental decisions made by Vossloh AG. Within the first eight months of a fiscal year, stockholders convene at an annual general meeting to resolve, with binding effect on the Company and themselves, on all matters assigned or subjected by the law to its vote, including on profit appropriation, the official approval of the acts and omissions of Executive and Supervisory Board members in the fiscal year, the election of the statutory auditors, as well as on equity moves and other amendments to the bylaws. At the stockholders' meeting, one share of (common) stock entitles to one vote. For the stockholders' convenience, the Executive Board will in future appoint a general proxy who will ensure the exercise of the voting rights of, in accordance with instructions issued by, stockholders at the meeting. The Supervisory Board Chairman presides over the stockholders' meeting.

Accounting and annual audit

Since December 31, 1999, the Vossloh Group's primary accounting basis has been United States Generally Accepted Accounting Principles, or US GAAP for short, while the annual financial statements of Vossloh AG continue to be prepared according to the accounting regulations of the German Commercial Code ("HGB") and other applicable legislation. Both the consolidated financial statements based on US GAAP and the separate financial statements according to German GAAP were audited by BDO Deutsche Warentreuhand AG, Wirtschaftsprüfungsgesellschaft (the statutory auditors elected by the annual stockholders' meeting as proposed by the Supervisory Board), in accordance with German audit regulations and with due regard to generally accepted standards on the audit of financial statements as established by IDW, the Institute of Sworn Public Auditors & Accountants in Germany. The audit engagement letter was issued by the Supervisory Board's staff & audit committee in conformity with the recommendations of the German Corporate Governance Code and after due verification of the statutory auditors' independence. The Supervisory Board has agreed with the statutory auditors that it will be promptly informed of any findings, conclusions and circumstances which are established during the annual audit and may be of relevance to the Supervisory Board's duties. While the statutory auditors have further agreed to notify the Supervisory Board if they find any facts substantiating that the declaration of conformity issued by the Executive and Supervisory Board pursuant to Art. 161 AktG is incorrect, no such indications were found during the audit.

Informing the stockholders

High priority is attached by Vossloh to transparency and to having the same information communicated efficiently at the same time to all stockholders. Therefore, any information about Vossloh which is published by other media is also displayed on the corporate website at www.vossloh.com. This applies specifically to quarterly and annual reports, invitations to, and information on, stockholders' meetings, press releases, as well as the financial diary with all dates of significant periodic publications. The consolidated financial statements and the quarterly reports are publicly available within 90 and 45 days after closing date, respectively. Vossloh AG's bylaws are also retrievable from the website.

Remuneration of the Executive and Supervisory Boards

The remuneration of Vossloh AG's Executive Board members includes a fixed and a variable component. In addition to the profit share, Executive Board members are granted stock options under the Company's long-term incentive plan (LTIP). Exercise of these options is contingent on the prior privately funded acquisition of Vossloh stock.

Criteria for determining the fair compensation of Executive Board members are not only their responsibilities and achievements but also the economic position and sustained success of Vossloh when measured against comparable companies.

In the year under review, the remuneration of Vossloh AG's Executive Board members totaled €2.160,728 and included besides a fixed portion of €657,931, a variable profit share of €1,502,797, plus payments in kind of €40,866, representing the use of company cars as assessed for tax purposes. Each Executive Board member pays their own private income taxes on such payments in kind.

In fiscal 2002, altogether 48,220 stock options were granted to the Executive Board under the third LTIP tranche. As of December 31, 2002, Executive Board members held a total 158,670 stock options (from LTIP tranches 1-3).

The stock options are exercisable after a 3-year qualifying period provided that the defined performance criteria have been met. In the year under review, the options from the first tranche (1998) could not be exercised despite the good Vossloh stock performance because the benchmarks then set were too high.

No loans or advances were granted to Executive or Supervisory Board members in 2002.

Current payments to former Executive and Management members and their surviving dependants amounted to €229,682, another €2,257,015 having been provided for accrued pension obligations to these persons.

In line with the Company's bylaws, Supervisory Board members received a total fee of €473,415, of which €138,992 and €334,423 are allocable to the fixed and variable, performance-related, portions, respectively.

Implementation of Code recommendations in 2002

As announced in fiscal 2001, the Executive and Supervisory Boards reviewed in depth the Vossloh Group's governance on the basis of the German Corporate Governance Code and concluded that Vossloh's previous corporate governance practices largely conformed to Code recommendations. Only in a few cases were minor nonconformities found by the Boards but now rectified to adapt current practices to the Code. After thorough consideration, the Executive and Supervisory Boards decided to conform to the Code recommendations, however, with one exception detailed below in the declaration of conformity.

Accordingly, the Supervisory Board issued in 2002 its own rules of procedure in compliance with the Code recommendations. These rules require that the previous management committee of the Supervisory Board is now succeeded by the staff & audit committee, which performs both functions.

The Supervisory Board remuneration was adjusted to conform to Code recommendations. As from October 1, 2002, Supervisory Board members each receive, according to the amended bylaws, a fixed annual fee of €10,000 plus a variable yearly fee of €1,000 for every €0.10 of Group earnings per share in excess of €1.00. The Chairman receives triple, and the Vice-Chairman 1.5 times, the aforesaid fixed and variable fees, each committee member other than the Supervisory Board Chairman being paid an additional 25 percent of the fixed and variable fees.

Newly introduced were a maximum age for Executive and Supervisory Board members (as a rule, Executive Board members should not be above age 67 and Supervisory Board members not older than 75 years), as well as an adequate D&O liability insurance contract for Executive and Supervisory Board members, with a fair deductible.

Declaration of conformity pursuant to Art. 161 AktG

Pursuant to Art. 161 German Stock Corporation Act ("AktG"), which has been inserted into AktG through the Transparency & Disclosure Act of July 19, 2002, and come into force and effect as from August 1, 2002, the executive and supervisory boards of an exchange-listed stock corporation are required to issue an annual declaration on the extent to which the recommendations of the German Corporate Governance Code Government Commission (as published by the Federal Ministry of Justice in the official section of the digital Federal Gazette) have been complied with. Pursuant to the provisions of Art. 15 German Stock Corporation Implementing Act ("EGAktG"), the first such declaration of conformity was issuable in 2002.

In December 2002, the Executive and Supervisory Boards published the following declaration on the Company's website:

"Statement made by the Executive and Supervisory Boards of Vossloh AG on the recommendations of the German Corporate Governance Code Government Commission pursuant to Art. 161 Stock Corporation Act in conjunction with Art. 15 Stock Corporation Implementing Act

The recommendations of the German Corporate Governance Code Government Commission are fully implemented, except for the recommendation indicated hereinbelow, which is not applied:

Under the terms of Section 6.6 clause 6, the total stock ownership shall be broken down into the stakes held each by the Executive Board and the Supervisory Board if the total stake held by all Executive and Supervisory Board members exceeds 1% of the stock issued by the company.

Part of Vossloh stock is tied up in a family pool. With a view to safeguarding the family pool members' rights of personality, stock ownership data that would indicate details of stakes held by the family pool may not be published. With due regard thereto, Vossloh AG's Executive and Supervisory Boards have decided not to implement the aforesaid recommendation of Section 6.6 clause 6 of the Codex.

Werdohl, December 2002

The Executive and Supervisory Boards"

Report of the Supervisory Board

During the year 2002, Vossloh AG's Supervisory Board performed the functions and duties incumbent on it under law and the Company's memorandum & articles of association. The Supervisory Board obtained detailed regular written and oral reports on the business trend of Vossloh AG and its subsidiaries, the strategic alignment of the Group, and the progress of corporate policy implementation. In line with sound corporate governance practice, the Executive and Supervisory Boards were in an in-depth dialog throughout.

High on the agenda of Supervisory Board work in the past fiscal year were the fundamental decisions on Vossloh's strategic realignment into a transport technology group. Another focal subject of discussions by the Supervisory Board was the scrutiny of Vossloh's corporate governance practices versus the German Corporate Governance Code enacted in 2002. Vossloh AG's Executive and Supervisory Boards, which endorse the Code's official approval, concluded that the Vossloh Group's previous corporate governance practices substantially conformed with the Code and that merely minor adjustments were required.

At four scheduled Supervisory Board meetings (March 19, May 28, October 2, and December 9, 2002), all joined by the Executive Board, day-to-day business as well as the strategic concepts, short- and medium-term corporate plans, capital expenditure projects, the current income and cash trends, the risk position and management, as well as significant organizational and personnel changes were dealt with, along with Vossloh's corporate governance issues. In addition, the Supervisory Board held two extraordinary meetings on April 10 and July 8, 2002. As a rule, separate discussions between the Executive Board and the stockholder or employee representatives, respectively, were held in preparation for Supervisory Board meetings.

Projects of key importance or urgency were also communicated to, and the consent requested from, the Supervisory Board between scheduled meetings.

Moreover, the Supervisory Board Chairman regularly deliberated on and discussed with the Executive Board—mostly with the latter's Chairman—strategic aspects, the business trend, major human resources issues, and risk management matters. The Supervisory Board Chairman was throughout promptly informed by the Executive Board Chairman about any extraordinary events of major significance to the assessment of the Vossloh Group's current position and development. All transactions requiring the Supervisory Board's consent were duly submitted to, and authorized by, this Board. This applies, in particular, to the acquisition and divestment of companies (whether transacted or initiated in the fiscal year) and major structural changes in fiscal 2002.

In addition, the Supervisory Board dealt with the ongoing profit improvement measures, as well as the strategies—and their translation into practice—aimed at further expanding the divisions and subdivisions.

Vossloh AG's Supervisory Board has a slate submittal committee, as well as a staff & audit committee. Stockholders and employees are equally represented on each committee, which is chaired in either case by the Supervisory Board.

Inter alia, the staff & audit committee prepares items on the agenda of plenary Supervisory Board meetings. In addition, certain Supervisory Board powers have been conferred on this committee, such as the conclusion, amendment and termination of employment contracts with Executive Board members, however, not their appointment or removal as such decisions remain subject to the plenary Supervisory Board vote. For details of committee membership, see page 150 of this annual report.

The statutory slate submittal committee under the terms of Art. 27(3) MitbestG had no reason for convening, while the Supervisory Board's staff & audit committee—newly established according to the Supervisory Board rules of procedure and performing the functions of the previous management committee and those of an audit committee—met for the first time on October 2, 2002.

The separate and the consolidated financial statements of Vossloh AG (including the accounting) and the combined management report on Vossloh AG and the Group for fiscal 2002, all as prepared by the Executive Board, were examined by the statutory auditors, BDO Deutsche Warentreuhand AG, Wirtschaftsprüfungsgesellschaft, Essen branch, who had been duly appointed by the May 28, 2002 stockholders' meeting and who issued their unqualified opinion thereon. The statutory auditors confirmed that (i) the risks of future development existing at the subsidiaries and within the Group were recognized, mapped and profiled through the early risk identification system established pursuant to Art. 91(2) AktG, (ii) the combined management report on the Company and the Group presents such risks fairly, and (iii) Vossloh AG's Executive and Supervisory Boards, in connection with the recommendations of the German Corporate Governance Code, fully complied with their obligation to publish the declaration of conformity pursuant to Art. 161 AktG in conjunction with Art. 15 EGAktG.

The resolution to issue the audit engagement letter had been duly passed at the Supervisory Board staff & audit committee meeting of October 2, 2002, in line with the Code recommendations. In due course prior to the Supervisory Board's annual accounts meeting, at which the annual financial statements were adopted, all members of this Board were provided with copies of the separate and the consolidated financial statements of Vossloh AG, the combined management report on the Company and the Group, the Executive Board's profit appropriation proposal, and the reports on the annual audit.

The Supervisory Board members discussed on March 20, 2003, in detail all issues arising in connection with the above-mentioned documents. The statutory auditors attended the Supervisory Board's annual accounts meeting, briefed the participants on all material results of their audit and were available to answer queries. In this context, the statutory auditors also reported on the risk management system within the Vossloh Group. No facts suggesting that the declaration of conformity issued in 2002 by the Executive and Supervisory Boards in connection with the Code was incorrect were found during the audit.

The Supervisory Board, too, examined Vossloh AG's separate and consolidated financial statements and the combined management report for the fiscal year 2002 as submitted by the Executive Board, as well as the proposed appropriation of profit. According to the final result of its own examination, the Supervisory Board raised no objections and therefore consented to the results of the examination by the statutory auditors. The Supervisory Board approved Vossloh AG's separate and consolidated financial statements as of December 31, 2002; the separate financial statements as of December 31, 2002, are thus adopted. The Supervisory Board agrees to the profit appropriation as proposed by the Executive Board, i.e., to distribute a cash dividend of €1.20 per no-par share.

As of February 11, 2002, Mr. Günter Schlüchting started his activities as employee representative on the Supervisory Board. The members who stepped down from this Board during the period were Mr. Rudolf Vins (as stockholder representative, as of July 9, 2002) and two employee representatives, viz. Mr. Holger Hoffmann and Mr. Michael Rohe (as of September 4, 2002). This Board thanks these gentlemen for their meritorious assistance. The Local Court of Altena ordered that they be succeeded as Supervisory Board members by Dr. Martin Vossloh as stockholder representative (as from July 10, 2002) and as employee representatives as from September 5, 2002, by Ms. Désirée Gruchot-Kieckbusch and Mr. Achim Heinrichs.

There was no change in Executive Board membership in 2002.

The Supervisory Board thanks the Executive Board, the Management Boards, the Works Councils, and all the employees for their successful contributions to the Vossloh Group's performance.

Werdohl, March 20, 2003

The Supervisory Board
Dr. Karl Josef Neukirchen
Chairman



Dr. Karl Josef Neukirchen
Supervisory Board Chairman
of Vossloh AG

Consolidated and separate financial statements 2002

Consolidated financial statements of Vossloh AG as of December 31, 2002

Consolidated income statement

for the year ended December 31, 2002

	Note #	2002 € million	2001 € million	2001 € million (before reclassif.)
Net sales	(5.1)	744.5	650.5	903.0
Cost of goods sold	(5.2)	(598.5)	(516.4)	(714.3)
General administrative and selling expenses	(5.2)	(89.7)	(77.3)	(119.6)
R&D expenses	(5.2)	(6.6)	(6.1)	(9.8)
Operating result		**49.7**	**50.7**	**59.3**
Nonoperating result	(5.3)	26.2	1.9	5.0
Income from investments	(5.4)	2.5	0.8	0.3
Goodwill amortization		–	(4.3)	(4.6)
Earnings before interest and taxes (EBIT)		**78.4**	**49.1**	**60.0**
Net interest result	(5.5)	(14.8)	(10.5)	(17.2)
Earnings before taxes (EBT)		**63.6**	**38.6**	**42.8**
Income taxes	(5.6)	(7.8)	(15.9)	(17.7)
Earnings before minority interests/net income (continued operations)		**55.8**	**22.7**	**25.1**
Minority interests		(7.3)	(7.0)	(7.9)
Earnings from discontinued operations	(5.7)			
EBT		3.9	3.4	–
income taxes		–	(1.9)	–
		3.9	1.5	–
Group earnings		**52.4**	**17.2**	**17.2**
Earnings per share*	(12.1)			
Earnings from continued operations (€)		3.57	1.09	1.20
Earnings from discontinued operations (€)		0.28	0.11	–
EpS (€)		3.85	1.20	1.20

* During fiscal 2001 and 2002, altogether 14,355,309 and 13,592,983 no-par shares of stock, respectively, were issued and outstanding.

Earnings of the Lighting operation (shed in 2002) are disclosed after the continued operation's earnings before minority interests/net income. The prior-year figures have been adjusted accordingly. To improve the information value in line with FAS 144, the prior-year income statement data is shown additionally prior to the Lighting operation's reclassification to the results from discontinued operations.

Consolidated statement of cash flows

according to FAS 95

	2002 € million		2001 € million	
Cash inflow/outflow from operating activities*				
Group earnings	52.4		17.2	
Earnings from discontinued operations	(3.9)		(1.5)	
Earnings from continued operations		48.5		15.7
Adjustments to reconcile Group earnings with cash inflow/outflow from operating activities				
Minority interests in net income	7.3		7.0	
Amortization/depreciation/write-down	20.3		24.5	
Change in deferred taxes	(9.9)		(0.7)	
Book gains/losses (net) from the disposal of intangible assets and property, plant & equipment	0.1		0.2	
Undistributed profits of subsidiaries	(0.7)		(0.8)	
Book gains/losses from investments disposed of	(29.2)		1.1	
Change in deferred income	0.3		0.8	
Change in receivables	7.8		(30.7)	
Change in inventories	16.8		(16.2)	
Change in prepaid expenses & deferred charges	(0.8)		0.4	
Increase in liabilities and accruals	62.4		38.6	
Total adjustments		74.4		24.2
Net cash provided by operating activities		122.9		39.9
Cash outflow from investing activities*				
Cash inflow from the disposal of intangible assets and property, plant & equipment	6.5		4.6	
Cash inflow from the disposal of financial assets	9.1		1.7	
Cash outflow for intangible assets and property, plant & equipment	(25.5)		(36.4)	
Cash outflow for financial assets plus cash & cash equivalents from acquisitions	(323.1)		(4.4)	
Cash inflow from the disposal of investments less cash & cash equivalents of investments sold	40.7		(1.0)	
Net cash used in investing activities		**(292.3)**		**(35.5)**
Cash inflow from/(outflow for) financing activities*				
Net borrowings through note-based finance	5.0		(0.5)	
Net financing from short-term credits	(27.2)		(64.1)	
Net financing from medium- and long-term loans	49.6		82.3	
Purchase of treasury stock	(2.3)		(13.2)	
Cash dividend payment	(10.1)		(10.8)	
Change in minority interests due to dividend payout	(4.2)		(3.8)	
Net cash (used in)/provided by financing activities		**10.8**		**(10.1)**
Net outflow of cash & cash equivalents (continued operations)		**(158.6)**		**(5.7)**
Effect of exchange rate changes on cash & cash equivalents		0.0		0.0
Net inflow of cash & cash equivalents from discontinued operations		152.0		1.2
Cash & cash equivalents at beginning of period, continued operations		**45.2**		**49.7**
Cash & cash equivalents at end of period, continued operations		**38.6**		**45.2**

**Positive amounts correspond to an inflow, negative ones to an outflow of funds*

For details of interest and tax payments, see Note (6).

Consolidated balance sheet

Assets

	Note #	12/31/2002 € million	12/31/2001 € million	12/31/2001 € million (before reclassif.)
Total current assets		**513.6**	**636.2**	**567.3**
Cash & cash equivalents	(7.1)	38.6	45.2	53.5
Trade receivables	(7.2)	243.3	139.8	202.6
Due from subsidiaries and investees		1.9	5.7	5.7
Inventories	(7.3)	188.4	204.9	264.6
Sundry current assets	(7.4)	41.4	32.6	40.9
Assets of discontinued operations	(7.5)	–	208.0	–
Total noncurrent assets		**433.6**	**262.8**	**331.7**
Financial assets	(7.7)	47.9	30.6	33.2
Shares in unconsolidated subsidiaries		7.1	3.5	5.7
Other investments and long-term securities		35.6	13.8	14.0
Sundry long-term loans		5.2	13.3	13.5
Property, plant and equipment		89.7	145.0	192.0
Intangible assets	(7.8)	276.9	79.0	96.8
Total fixed assets		414.5	254.6	322.0
Sundry noncurrent assets	(7.9)	19.1	8.2	9.7
		947.2	**899.0**	**899.0**

The assets and liabilities of the Lighting operation disposed of are disclosed as of December 31, 2002, in separate lines, viz. assets of discontinued operations and liabilities of discontinued operations, respectively. For representational faithfulness, the prior-year balance sheet data is additionally shown prior to the reclassification of the discontinued Lighting operation's assets and liabilities.

Stockholders' equity & liabilities

	Note #	12/31/2002 € million	12/31/2001 € million	12/31/2001 € million (before reclassif.)
Total liabilities and accruals		**708.6**	**587.1**	**584.6**
Current liabilities and accruals		**468.9**	**393.4**	**382.6**
Trade payables	(7.13)	85.5	76.4	89.8
Due to subsidiaries and investees	(7.13)	2.6	3.7	3.7
Sundry current liabilities	(7.10)	328.2	212.0	241.8
Current accruals	(7.11)	52.6	40.2	47.3
Liabilities of discontinued operations	(7.12)	–	61.1	–
Noncurrent liabilities and accruals		**239.7**	**193.7**	**202.0**
Financial debts	(7.13)	140.7	113.7	117.4
Pension accruals and similar obligations	(7.14)	18.5	25.1	26.5
Sundry noncurrent liabilities	(7.13)	53.3	26.2	26.7
Sundry noncurrent accruals	(7.13)	27.2	28.7	31.4
Group equity		**238.6**	**311.9**	**314.4**
Capital stock		36.8	36.8	36.8
Additional paid-in capital		29.5	29.5	29.5
Treasury stock		(15.5)	(13.2)	(13.2)
Reserves retained from earnings		135.0	128.0	128.0
Undistributed Group profit		0.3	0.2	0.2
Group earnings		52.4	17.2	17.2
Accumulated other comprehensive income		(4.5)	(5.3)	(5.3)
Minority interests		4.6	118.7	121.2
		947.2	**899.0**	**899.0**

Statement of changes in equity

Equity analysis		Capital stock	Additional paid-in capital	Treasury stock	Reserves retained from earnings	Undistributed Group profit	Group earnings	Accumulated OCI	Minoriy interests	Total
Balance at 12/31/2000	**€ mill.**	**36.8**	**29.5**	**0.0**	**114.2**	**0.2**	**27.8**	**(4.2)**	**112.3**	**316.6**
Dividends distributed	€ mill.						(10.8)		(3.7)	(14.5)
Transfer to reserves retained from earnings	€ mill.				17.0		(17.0)			0.0
Carryforward to new account	€ mill.					0.0	0.0			0.0
Change through initial consolidation or deconsolidation	€ mill.								5.1	5.1
Sundry changes	€ mill.			(13.2)	(3.2)			0.4	(1.9)	(17.9)
Net income for 2001	€ mill.						17.2		7.0	
Accumulated other comprehensive income (OCI)	€ mill.									
currency translation differences	€ mill.							(1.6)	(0.1)	
pension accruals	€ mill.							0.1		
fair value of financial derivatives and securities	€ mill.							0.0		
Comprehensive income	€ mill.						17.2	(1.5)		15.7
Minority interests	€ mill.								6.9	6.9
Balance at 12/31/2001	**€ mill.**	**36.8**	**29.5**	**(13.2)**	**128.0**	**0.2**	**17.2**	**(5.3)**	**118.7**	**311.9**
Dividends distributed	€ mill.						(10.1)		(4.2)	(14.3)
Transfer to reserves retained from earnings	€ mill.				7.0		(7.0)			0.0
Carryforward to new account	€ mill.					0.1	(0.1)			0.0
Change through initial consolidation or deconsolidation	€ mill.								(115.3)	(115.3)
Sundry changes	€ mill.			(2.3)	0.0				0.0	(2.3)
Net income for 2002	€ mill.						52.4		7.3	
Accumulated OCI	€ mill.									
currency translation differences	€ mill.							2.3	(1.9)	
pension accruals	€ mill.							(0.3)		
fair value of financial derivatives and securities	€ mill.							(1.2)		
Comprehensive income	€ mill.						52.4	0.8		53.2
Minority interests	€ mill.								5.4	5.4
Balance at 12/31/2002	**€ mill.**	**36.8**	**29.5**	**(15.5)**	**135.0**	**0.3**	**52.4**	**(4.5)**	**4.6**	**238.6**

Notes to the consolidated financial statements of Vossloh AG as of December 31, 2002

(1) Introduction

Since the divestment of the Lighting division in July 2002, Vossloh AG, Werdohl, and its subsidiaries have developed, manufactured and marketed solely transport technology products and services with primary emphasis on railway technology.

The consolidated financial statements of Vossloh AG have been prepared in euro (€) in accordance with the US generally accepted accounting principles (US GAAP) current at the balance sheet date, are consistent with the 4th and 7th EC Directives as interpreted by the Liaison Committee for Accounting Directives of the European Commission, and are based on the interpretation according to German Accounting Standard ("DRS") No. 1 and Amendment No. 1a issued by the German Accounting Standards Committee ("DRSC").

Pursuant to Art. 292a German Commercial Code ("HGB"), Vossloh AG is thus exempted from formulating consolidated annual accounts according to German Commercial Code regulations.

For Vossloh AG's separate financial statements (abridged), see pages 148 through 153.

(2) Group of consolidated companies

Vossloh's consolidated financial statements encompass the financial statements of Vossloh AG and principally of all its subsidiaries.

All subsidiaries where Vossloh AG can exercise control through its directly or indirectly held voting right majority are generally fully consolidated in the Vossloh Group's accounts. Due to their minor significance to the Group's net assets, financial position and results of operations, 20 subsidiaries (up from 16) were not included in the consolidated financial statements although Vossloh AG directly or indirectly held the majority of voting rights at the balance sheet date.

The group of fully consolidated subsidiaries developed in 2002 as follows:

Fully consolidated companies	2002	2001
January 1	56	61
newly consolidated	27	2
deconsolidated	(44)	(7)
December 31	39	56

The initial consolidation mainly involved the newly acquired Cogifer companies and the Kiepe Group. When the Cogifer and Kiepe Groups were taken over, 22 and 4 companies, respectively, were in 2002 fully consolidated for the first time, as was Vossloh System-Technik Malmö, a subsidiary acquired in 2001.

Deconsolidated in 2002 were 20 Lighting subsidiaries (disposal through sale) and 24 VAE Group companies (which, due to the reduction to a 16.67-percent minority interest, no longer qualify for full consolidation), all previously fully consolidated.

Note (3) below provides further details of these acquisitions and disposals.

Companies in which Vossloh owns an equity interest of between 20 and 50 percent and where Vossloh can exercise a significant influence on their business and financial policies (so-called associated affiliates) are carried at equity. As of December 31, 2002, and unchanged versus the previous year, solely Werdohl–based BV Oberflächentechnik GmbH (in which Vossloh holds a 50-percent interest) has been stated at equity in the consolidated financial statements.

Major joint ventures which due to their material significance to the Vossloh Group's net assets, financial position and results of operations are consolidated pro rata. The consolidated financial statements as of December 31, 2002, include pro rata a total 24 companies and Cogifer joint ventures. These investees are marked accordingly in the list of Vossloh AG's shareholdings on pages 140 to 143.

The remaining investees and the shares in entities in which Vossloh holds less than 20 percent of the voting rights are disclosed at the lower of cost or market within financial assets.

The companies not included in the consolidation group due to their minor significance, as well as all those fully consolidated for the first time are all labeled accordingly in the list of Vossloh AG's shareholdings (see pages 140 to 143).

(3) Major acquisitions, divestments and discontinued operations

Acquisitions

Cogifer Group: With effect as of October 1, 2002, Vossloh acquired all of the shares in Cogifer SA, Rueil-Malmaison, France, and in Cogifer TF SA, Beauchamp, France. Acquisition cost including all incidentals totaled €299.7 million. The purchase method was used to consolidate the acquirees, generating a €233.6 million goodwill.

The inclusion of the total annual sales by the Cogifer companies in the consolidated financial statements 2002 and 2001 and the exclusion of the VAE Group would have meant total sales of €733 million and €669 million in 2002 and 2001, respectively. Group earnings would have amounted to about €45 million (2002) and around €27 million (2001), excluding goodwill amortization in either year. EpS would in such case have come to €3.30 in 2002 and €1.90 in 2001 (approximately).

Kiepe Group: With effect as of November 1, 2002, Vossloh acquired all of the shares in Düsseldorf-based Kiepe Elektrik GmbH. Consolidating this company according to the purchase method of accounting did not produce any significant additional goodwill since this company had prior to the acquisition been transformed from Kiepe Elektrik GmbH & Co. KG (a limited partnership) into Kiepe Elektrik GmbH, a closely held private limited company. The aggregate total goodwill from such transformation and initial consolidation amounted to €23.3 million. Since the share transfer agreement stipulated nondisclosure of the purchase price, no acquisition cost is stated herein.

The inclusion of the total annual sales by the Kiepe companies in the consolidated financial statements 2002 and 2001 would have resulted in total sales of approximately €827 million and €728 million for 2002 and 2001, respectively. Group earnings would have amounted to about €50 million (2002) and around €21 million (2001), excluding goodwill amortization in either year. EpS would in such case have come to €3.69 in 2002 and €1.48 in 2001 (approximately).

Divestments and discontinued operations

Lighting operation: Effective July 31, 2002, Vossloh sold and transferred its Lighting operation to Matsushita Electric Works, Ltd., Osaka, at a price of around €154.2 million (including the shareholder loans and intragroup financing balances, which were taken over by the acquirer).

Upon its divestment, the Lighting division ceased to exist and, therefore, it is disclosed according to FAS 144 as discontinued operation in income statement and balance sheet. Lighting's earnings after taxes are reported as *earnings from discontinued operations* in the income statement; these earnings also account for the net deconsolidation result and disposal-related expenses. The income statement for 2001 was adjusted accordingly.

In the prior-year consolidated balance sheet, the lighting's assets and liabilities were subsumed as *assets of discontinued operations* and *liabilities from discontinued operations*, respectively. The effects of Lighting's cash flow on the cash flow statements for fiscal 2002 and 2001 were eliminated and shown separately.

VAE Group: Effective September 30, 2002, Vossloh sold two-thirds of its total 50-percent stake in Vienna, Austria, based VAE Holding GmbH to voestalpine Bahnsysteme GmbH at a price of around €93.7 million. From this transaction, the Vossloh Group netted a gain of about €29.2 million, which is disclosed in the nonoperating result. The remaining 16.67-percent interest was in January 2003 sold to the same acquirer.

Since the Cogifer Group was acquired concurrently with the divestment of the VAE Group, the Track subdivision has survived and is not discontinued. Accordingly, the corresponding income statement lines include the VAE Group's prorated figures up to the deconsolidation as of September 30, 2002.

(4) Accounting principles

Vossloh AG's consolidated financial statements as of December 31, 2002, were prepared in accordance with the consolidation, accounting and valuation methods described below and in conformity with US GAAP. These methods and principles have been consistently applied in comparison to the year before unless the initial application of new FAS rules required otherwise (cf. Note 4.20).

(4.1) Consolidation methods

The consolidated financial statements comprise Vossloh AG and the companies directly or indirectly related to this top-tier parent. The separate financial statements of all companies included were prepared in accordance with groupwide uniform accounting principles and examined by independent auditors.

The purchase method of accounting has been used for capital consolidation. Accordingly, the purchase cost of the investments is offset against the equity proratable to the Group at the date of initial consolidation after uncovering the proratable hidden reserves and burdens, any residual net assets over cost being recognized as goodwill. Pursuant to FAS 142, *Goodwill and Other Intangible Assets*, goodwill may no longer be amortized over its estimated useful life but is instead tested for impairment at least once annually to determine any requirement for write-down.

Besides consolidating all intragroup receivables and payables, all income and expenses as well as all profits or losses realized among group companies are mutually offset, duly accounting for any resultant deferred taxes.

(4.2) Currency translation

Non-euro annual financial statements of subsidiaries are translated into € as the Group currency according to the functional-currency concept, i.e. for balance sheet lines, the mean exchange rate as of the balance sheet date is used while for income statement translation, the annual average rate is applied. Currency translation differences, whether from the interperiod differences in assets and liabilities or those between income statement and balance sheet, are recognized in equity only, the total change for the year being shown separately within the accumulated OCI.

Parity changes entail unrealized gains or losses in transactions conducted in any currency other than euro. Such gains/losses are recognized in the nonoperating income.

The exchange rates of countries other than members of European Economic and Monetary Union (EMU) and where the Vossloh Group transacts business through consolidated subsidiaries changed as follows:

Country	Currency	€	Current rate		Average rate	
	(ISO code)		2002	2001	2002	2001
Argentina	ARS	€1	3.53	0.88	2.97	0.90
Australia	AUD	€1	1.85	1.73	1.74	1.73
Brazil	BRL	€1	3.71	2.06	2.83	2.10
Bulgaria	BGN	€1	1.96	1.95	1.95	1.95
Canada	CAD	€1	1.64	1.41	1.48	1.38
Chile	CLP	€1	753.33	–	660.40	–
Hungary	HUF	€1	235.88	42.59	43.42	42.26
India	INR	€1	49.95	1.41	1.48	1.38
Latvia	LVL	€1	0.61	0.56	0.58	0.56
Lithuania	LTL	€1	3.45	3.53	3.46	3.58
Malaysia	MYR	€1	3.98	–	3.61	–
Mexico	MXN	€1	10.89	–	9.07	–
Norway	NOK	€1	7.28	–	7.51	–
Poland	PLN	€1	4.01	–	3.86	–
Romania	ROL ('000)	€1	35.02	27.77	32.27	27.22
Singapore	SGD	€1	1.81	1.63	1.69	1.60
South Africa	ZAR	€1	8.96	10.42	9.91	7.60
Sweden	SEK	€1	9.15	9.33	9.16	9.25
Thailand	THB	€1	44.88	38.99	40.52	39.86
Tunisia	TND	€1	1.40	1.30	1.34	1.29
UK	GBP	€1	0.65	0.61	0.63	0.62
USA	USD	€1	1.04	0.88	0.94	0.90

(4.3) Recognition of sales

Sales revenues are recognized net of sales deductions and price allowances (such as cash and other discounts, bonuses, rebates, purchases or returns credited). Sales are realized once goods have been delivered (physically or de jure) or services rendered, provided that the price has been fixed or can be determined and that realization of the underlying receivable is reasonably probable. Where milestone invoices have been agreed in advance, sales are recognized after the customer has finally and formally accepted the milestone delivery.

Revenues from long-term construction contracts are recognized according to their percentage of completion (PoC). Construction contracts are deemed long-term if their scheduled completion time exceeds one year. By adopting the cost-to-cost method, i.e. relating costs incurred in the period to estimated total contract costs, the percentage of completion is determined and applied to long-term construction contracts, these being recognized at production cost plus a profit pro rata of the percentage of completion, and reported as inventories.

(4.4) Product-related expenses

Pursuant to FAS 2, *Accounting for Research and Development Costs*, R&D costs are principally expensed in the period of their incurrence. The costs of advertising and other marketing costs are charged to net income when incurred. Warranty expenses are generally determined on a sales-related basis. In fiscal 2002, these product-related expenses developed as follows in comparison to the year before:

		2002	2001
R&D costs	€ mill.	6.6	6.1
Advertising costs	€ mill.	2.2	0.6
Warranty expenses	€ mill.	4.1	2.6

(4.5) Earnings per share

Earnings per share (EpS) were determined according to FAS 128, *Earnings per Share*. FAS 128 provides that basic EpS and diluted EpS be computed. Basic EpS is Group earnings divided by the weighted average number of shares outstanding during the period, while diluted EpS additionally accounts for the dilutive potential ensuing from stock options issued. Whether or not the options were exercisable at the balance sheet date, diluted EpS is only determined if the annual closing price of the stock exceeded the exercise price.

In addition, EpS is reported for both continued and discontinued operations.

(4.6) Cash & cash equivalents

Cash & cash equivalents comprise cash on hand, checks, cash in bank, as well as the portfolio of fungible securities with a remaining term of three months or less. Cash & cash equivalents are principally valued at par.

Category breakdown of marketable securities pursuant to FAS 115, *Accounting for Certain Investments in Debt and Equity Securities:*

Trading securities: debt or equity securities held for the short-term investment of surplus cash.

Held-to-maturity securities: debt securities held by the company until maturing.

Available-for-sale securities: debt or equity securities allocable to neither of the aforesaid categories and generally considered available for sale.

Trading and available-for-sale securities are measured at fair values as of the balance sheet date.

While unrealized gains or losses from trading securities are recognized in the income statement, unrealized price gains or losses from securities available for sale are, pending their final realization, recognized in equity only, with due regard to deferred taxes.

(4.7) Inventories

Inventories are stated at the lower of purchase/production cost or net realizable value (NRV). Besides direct materials and direct labor, production cost also includes reasonable portions of manufacturing overheads and special direct manufacturing costs. Administrative overheads are not included in production cost for lack of any direct relationship with production.

Valuation is based on the average price method unless the materiality of certain inventories requires these to be valued itemwise. Under long-term construction contracts (any of a scheduled duration of more than one year), profits are realized according to their percentage of completion (PoC) by determining the profit share allocable to the period on a cost-to-cost basis, which uses interperiod production cost and does not account for any administrative costs in work in process.

(4.8) Receivables and sundry assets

Receivables and sundry current assets are generally stated at fair market values. Sundry noncurrent assets are valued at the lower of cost or market. Non-interest receivables and those carrying interest below fair market rates are discounted if their term exceeds one year. Adequate allowances based on experience provide for bad debts and doubtful accounts.

(4.9) Other investments

The other investments, which are valued at cost, basically reflect the residual 16.67-percent stake in the VAE Group.

(4.10) Property, plant & equipment

Property, plant & equipment are stated at depreciated cost. Wasting property, plant & equipment are depreciated on a straight-line basis unless other techniques produce more meaningful results and present a better view of the actual loss in value. Any long-term impairment is adequately recognized. Maintenance and repair (M&R) costs are principally expensed. Where M&R costs result in any material improvement in asset substance, they are capitalized and depreciated.

Asset depreciation ranges are mainly based on the following useful lives:

Useful lives of property, plant & equipment	
Buildings	20–50 years
Production plant and equipment	8–12 years
Factory and office equipment	3–10 years

(4.11) Intangible assets

Purchased intangible assets are valued at cost less accumulated amortization.

In accordance with FAS 141, *Business Combinations*, and FAS 142, *Goodwill and Other Intangible Assets*, finite-lived intangible assets are amortized over their estimated useful lives, based on ranges between 3 and 10 years.

Goodwill and other intangibles that have indefinite useful lives are not amortized but tested at least annually for impairment and, where appropriate, written down to a lower fair value. An additional test is conducted wherever current circumstances suggest that an asset is probably impaired.

Goodwill is tested for impairment by using a two-step process that begins with an estimation of the fair value of the reporting unit. The first step is a screen for potential impairment by applying the discounted cash flow method. Any excess of the reporting unit's carrying amount over its fair value may indicate the need for write-down. The second step contrasts the fair value to the carrying amount of the reporting unit's goodwill. The fair value of goodwill equals the differential between the fair value of the reporting unit and the net fair value of the reporting unit's assets and liabilities. If the fair value of goodwill is below its carrying amount, the differential corresponds to the necessary write-down for impairment.

On the basis of the year-end impairment tests, no write-down of goodwill was required in the year under review.

(4.12) Deferred taxes

Accounting for deferred taxes conforms to FAS 109, *Accounting for Income Taxes*. In accordance with the liability method, the temporary differences resulting from the different values stated in the consolidated balance sheet and the tax return are accounted for by recognizing deferred tax assets and liabilities, thus ensuring the fair disclosure of the Group's assets and liabilities. Future reductions in regular tax expenses due to available tax loss carryforwards are also taken into account provided that the availability of future taxable income for offset against such loss carryforwards is believed reasonably probable.

When calculating recognizable deferred taxes, such tax rates are used as in accordance with the current legislative situation will apply in the period in which the temporary differences are likely to reverse.

An unchanged flat tax rate of 40 percent has generally underlain deferred taxation in Germany, while abroad the applicable national tax rate has been applied. Effects of tax law amendments on deferred taxes are recognized in the income statement for the period of their enactment.

(4.13) Liabilities and non-pension accruals

Current liabilities are stated at their settlement amounts, noncurrent ones principally at their present values; if applying fair market rates, the amounts repayable are deemed to be the best estimate of their present values. Non- and low-interest liabilities are discounted with due regard to the price increase expected in each case.

Accruals are recognized if a liability to a third party is reasonably probable and its amount is fixed or reliably estimable. Provisions for accrued non-pension liabilities are based on the value most likely to be utilized. Estimation parameters such as claims frequency and loss level underlie provisions for accrued warranty obligations.

(4.14) Pension accruals

In conformity with US GAAP, the projected unit credit (PUC) method, based on current capital market rates and with due regard to likely future pay and pension raises, is used to provide for accrued pension liabilities. Actuarial opinions issued by independent actuaries underlie total reported pension accruals.

(4.15) Financial derivatives

Derivative financial instruments are solely used to hedge against liquidity, currency and/or interest rate risks from operations. The derivatives used basically include currency futures, FRAs, currency options, as well as interest rate hedges, swaps and caps.

Financial derivatives are principally carried at their fair values in accordance with FAS 133, *Accounting for Derivative Instruments and Hedging Activities*, and FAS 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*. Gains and losses on hedging instruments in fair value hedges (i.e., where a hedged item is an entire recognized asset or liability) are reported currently in earnings. If derivatives are used to hedge against the exposure to variability in expected future cash flows from a recognized asset or liability or a forecasted transaction (cash flow hedges), unrealized gains and losses are reported in, and only in, accumulated OCI.

(4.16) Accumulated other comprehensive income

The accumulated OCI line reflects changes recognized in equity only, such as currency translation differences, unrealized gains and losses on the (re)measurement at fair value of securities available for sale and of financial derivatives for cash flow hedging, as well as the difference from pension valuation.

(4.17) Stock options

Unchanged versus 2001, the stock options granted to executive and other staff under the SOPs are accounted for in accordance with APB Opinion No. 25. No expenses are thus incurred since upon option exercise, the strike price payable had been predetermined on the basis of the stock prices current at incentive plan inception. If the rules of FAS 123 were applied, the value of all options granted within one year would have required to be recognized in personnel expenses.

(4.18) Use of estimates

Preparing the consolidated financial statements requires management to make certain assumptions and estimates. Actual values may differ from those estimates and hence from the amounts disclosed in the annual financial statements.

(4.19) Financial Accounting Standards published in 2002

In April 2002, the Financial Accounting Standards Board (FASB) published FAS 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendments of FASB Statement No. 13, and Technical Corrections*, which rescinds FAS 4, 44 and 64, supplements and amends FAS 13, and includes various application instructions. The new Statement provides that gains and losses resulting from any material debt extinguishment may no longer be classified as extraordinary unless the criteria of APB 30 for extraordinary items are met. The second major change impacts on capital leases which are modified to reclassify them into operating leases. Any gains from this modification and subsequent reclassification must be deferred and amortized to income over the remaining lease term. Application of FAS 145 with respect to debt extinguishment recognition is obligatory for fiscal years commencing after May 15, 2002, while regarding the deferral of gains from the modification of leases, the Statement must be applied as from May 15, 2002. There have been no significant effects on the consolidated financial statements for fiscal 2002, nor are any expected in 2003.

In June 2002, the FASB issued FAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which supersedes and nullifies EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring.* The main issues addressed by the new Statement include expenses for restructuring and exit plans (severance packages or other forced-redundancy plans), as well as contract termination costs incurred in connection with a restructuring. A key point in the new Statement is that, except for exit plans (for which no changes are introduced), all liability criteria must have been satisfied to provide for such costs by recognizing an accrued liability. The new Statement is applicable to exit or disposal activities commenced after December 31, 2002. No significant effects on fiscal 2003 are expected.

In December 2002, the FASB issued FAS 148, *Accounting for Stock-Based Compensation–Transition and Disclosure–an Amendment of FASB Statement No. 123.* The Statement includes altogether three alternatives for the transition to fair value based methods for the accounting for stock-based compensation. Moreover, FAS 148 requires additional disclosures in the notes about the stock-based compensation systems and their effects on reported results. The rules of the new Statement are initially applicable to fiscal years ended after December 15, 2002, and have had no impact on Vossloh's financial statements for 2002, nor are any effects expected for 2003 because Vossloh's valuation of stock options that were granted under its SOP can be continued on the basis of APB Opinion No. 25.

(4.20) Effects of the first-time application in 2002 of Financial Accounting Standards

In 2002, FAS 141, *Business Combinations*, FAS 142, *Goodwill and Other Intangible Assets*, and FAS 143, *Accounting for Obligations Associated with Retirement of Long-Lived Assets*, and FAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* were required to be initially applied.

Major effects on earnings and other reported results in comparison to the year before ensued solely from the application of FAS 142, requiring that goodwill be no longer amortized. Goodwill amortization had in 2001 resulted in expenses of €4.3 million. Eliminating these charges would have increased Group earnings to €21.8 million and earnings per share to €1.52.

FAS 144 prohibits the netting of assets and liabilities of discontinued operations and requires their disclosure in separate balance sheet lines *(assets of discontinued operations* and *liabilities of discontinued operations)*. FAS 144 was duly accounted for by reclassifying the prior-year balance sheet.

There were no further significant effects on accounting and measurement in 2002.

(4.21) Differences between US and German GAAP

Since the consolidated financial statements have been prepared in accordance with US GAAP, some consolidation, accounting and valuation/measurement methods differ from the regulations laid down in German law. Those differences which have a material impact on the Group's net assets, financial position and results of operations are detailed below:

Financial statement classification

Classification and presentation of the income statement conform with the provisions of the 4th and 7th EC Directives. The balance sheet based on US GAAP classifies assets and liabilities according to their proximity to liquidity, which results in a format different from that prescribed in Art. 266 HGB. With a view to nonetheless providing information that is substantially adequate for Commercial Code reporting purposes, too, additional disclosures are made in the notes to the financial statements. Moreover, further supplementary disclosures are meant to ensure compliance with the EC Accounting Directives, for instance, by publishing a fixed-asset analysis (not required by US GAAP).

Securities

German Commercial Code regulations generally require that securities be carried at the lower of cost or market while, according to FAS 115, *Accounting for Certain Investments in Debt and Equity Securities*, trading and available-for-sale securities are stated at their fair values as of the balance sheet date.

While unrealized gains or losses from trading securities are recognized in the income statement, unrealized price gains or losses from securities available for sale are, pending their final realization, recognized in equity only (within the accumulated OCI), with due regard to deferred taxes.

Securities held to maturity are carried at amortized cost, whether according to US or German GAAP.

Long-term construction contracts

Construction or manufacturing contracts are deemed long-term if extending over a period of one year or more. German GAAP and HGB provisions strictly specify that the completed contract method be applied and, therefore, no profits may be realized until after the entire contract has been fully performed or formally accepted or, for defined billable contract parts, such milestones have been invoiced.

In contrast, US GAAP require in SOP 81-1 and ARB 45 that profits be realized in accordance with the percentage of completion provided that the measurement of total revenue, total cost and percentage of completion is reasonably reliable.

Goodwill

Goodwill represents the asset difference between the cost and the acquired assets and liabilities (at fair market value) of a subsidiary. This asset requires capitalization under US GAAP and, contrary to HGB regulations, may not be amortized but must instead be tested for impairment at least annually and, if found impaired, written down accordingly. The option offered under the terms of Art. 309 HGB to offset goodwill against equity without recognition in net income is not permitted by US GAAP.

If the fair market value of the acquired net assets exceeds the subsidiary's cost, capital consolidation produces badwill. The provisions of Art. 309(2) HGB require that this badwill may not be released to income unless such badwill reflects an expected unfavorable development of the future results of operations or corresponds to a profit realized. In contrast, FAS 141, *Business Combinations*, requires that badwill be offset against the value of certain long-lived noncurrent assets acquired. According to FAS 141, any badwill remaining after such offset must principally be released to extraordinary income.

Purchase accounting

Contrary to HGB regulations, US GAAP require the purchase method of accounting to be applied to account for business combinations.

Leasing

The German Commercial Code does not explicitly state how to account for leases. Therefore, even the financial accounting treatment is generally governed by the leasing-related decrees and rulings of German tax courts and IRS agencies, according to which lease terms are usually designed to require that the lessor capitalizes the assets leased out.

In contrast, US GAAP require in FAS 13, *Accounting for Leases*, that principally a distinction be made between capital leases and operating leases, depending on who is the transferee of substantially all the benefits and risks incident to the ownership of the leased property and thus the latter's beneficial owner. Under a capital lease, the lessee as beneficial owner accounts for the leased property while for operating leases, the lessor does so.

Write-up

If an asset was written down to its lower current value under the terms of Art. 253(2) and (3) HGB, the obligation pursuant to Art. 280(1) HGB to reinstate the original value implies that the lower value may not be maintained and carried forward if the reasons for the write-down have ceased to exist at any subsequent balance sheet date.

The rules of FAS 121 and FAS 142 do not permit the write-up of assets in order to reverse the write-down charged for any reason now no longer existing.

Other accruals

According to US GAAP (CON 6, *Elements of Financial Statements*, and FAS 5, *Accounting for Contingencies*), no accruals for loss contingencies should be made unless the following conditions are met cumulatively: an obligation to a third party exists; the utilization of the accrued amount is probable; and the loss contingency can be reliably estimated. The best estimate should underlie the measurement of an accrual or, in the case of a bandwidth of equally likely amounts, the lowest among these. The provision for expenses not predicated on a third-party obligation–permitted by HGB regulations as so-called accruals for expenses–may not be recognized according to US GAAP. Measurement of accruals is based on sound business judgment pursuant to Art. 253(1) HGB with due regard to the German prudence concept.

Pension accruals and similar obligations

Both according to HGB regulations and US GAAP rules, pension obligations are accrued on the basis of expected discounted future payments. While, as a rule, HGB-based accounts provide for such obligations at the actuarial present value pursuant to Art. 6a German Income Tax Act ("EStG"), the alternative options available under HGB regulations also permit the use of the projected unit credit (PUC) method in accordance with FAS 87, *Employers' Accounting for Pensions*. This method additionally accounts for future pay rises and inflation-related pension adjustments. However, instead of applying the imputed interest rate of 6 percent for German tax purposes (which is normally also used in the HGB-based separate financial statements), the long-term capital market rate is applied to discount pension obligations according to the PUC method.

Provisions for the period's pension obligations are under US GAAP not automatically recognized as expense; instead, the full obligation may also be accounted for by recognizing an intangible asset or by offsetting it against equity (accumulated OCI) without recognition in the income statement. Neither approach is permitted by HGB regulations.

Foreign-currency receivables and payables

Whereas foreign-currency receivables and payables must be translated for HGB purposes at the historical or any more unfavorable current rate, the rules of FAS 52, *Foreign Currency Translation*, require that receivables and payables denominated in a foreign currency be translated at the current rate as of the balance sheet date, recognizing any unrealized gains in net income.

Deferred taxes

According to the timing concept of Art. 306 HGB, deferred taxes (principally determined at the current income tax rate) must be recognized for timing differences between the tax balance sheet and the consolidated balance sheet. The HGB does not permit any deferred taxes to be recognized for quasi-permanent differences. Accounting for deferred taxes on loss carryforwards in the consolidated statements is permitted by the German Accounting Standards Committee (DRSC).

According to FAS 109, *Accounting for Income Taxes*, deferred tax assets and/or liabilities must be recognized for temporary differences between the tax base of an asset or liability and the carrying values reported in the US GAAP consolidated financial statements. For the purposes hereof, quasi-permanent differences are deemed temporary. Moreover, deferred taxes are recognized for tax loss carryforwards to the extent to which the future tax relief can in fact be utilized. The tax rate applicable according to tax legislation current at the balance sheet date is used to compute deferred taxes, however, with due regard to already enacted and publicly known future tax rate changes. Where deferred tax assets are unlikely to be realized, they are adjusted accordingly.

Discontinued operations

Under the terms of Art. 246 HGB, expenses/income and assets/liabilities may strictly not be netted. This statutory non-netting obligation implies that the netted amounts disclosed for items allocable to discontinued operations are not lawful under HGB regulations.

According to FAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the corresponding income statement and balance sheet lines require adjustment for the effects of discontinued operations. Such adjusted amounts are reportable netted in one line as *earnings from discontinued operations* (income statement), as well as one line each on the assets and liabilities side of the balance sheet.

(5) Notes to the income statement

Due to the discontinuation of the Lighting operations, this latter, in line with FAS 144, has been accounted for in the income statements for 2002 and 2001 as discontinued operation. Consequently, the elements of the reported results from ordinary operation (EBT) are for fiscal 2002 and 2001 disclosed excluding the Lighting data. Except as otherwise required by the 4th and 7th EC Directives for statutory consolidated financial statements, these changes have been duly taken into account in the notes that follow.

(5.1) Net sales

For the breakdown of net sales by divisions and geographical markets (regions), see the segment reports, Note (8).

(5.2) Expense types

The use of the cost-of-sales format for the income statement implies that expenses are allocated to functional categories. The expenses included in the cost of sales (CoS), general administrative and selling (GAS) expenses as well as R&D expenses break down into the following expense types:

Expense type		**CoS**	**GAS**	**R&D**	**Total continued operations**	**Total discontinued operations**	**Total**	
		2002	**2002**	**2002**	**2002**	**2002**	**2002**	**2001**
Cost of materials	€ mill.	384.6	1.2	3.4	389.2	77.0	466.2	512.8
Personnel expenses	€ mill.	136.3	40.8	1.3	178.4	31.9	210.3	208.1
Amortization/ depreciation/ write-down	€ mill.	16.6	3.0	0.1	19.7	7.3	27.0	33.5
Remaining expenses	€ mill.	61.0	44.7	1.8	107.5	21.0	128.5	89.3
Total	**€ mill.**	**598.5**	**89.7**	**6.6**	**694.8**	**137.2**	**832.0**	**843.7**

Cost of materials

The cost of materials incurred in 2002 at €466.2 million includes the cost of raw materials and supplies at €411.7 million (down from €450.0 million) and the cost of services purchased at 54.5 million (down from €62.8 million).

Personnel expenses

€168.0 million (up from €167.4 million) of the personnel expenses incurred in 2002 at €210.3 million refers to wages and salaries, another €42.3 million (up from €40.7 million) to social security taxes, pension expense and related employee benefits. Pension expense alone accounts for €2.5 million (down from €3.0 million).

Remaining expenses and income

The remaining expenses and income (a total net expense of €128.5 million, up from €89.3 million) included in the cost of sales, general administrative and selling expenses as well as in the R&D expenses largely refer to rental and other lease-related expenses, audit and consultancy, changes in inventories of finished products and WIP, as well as expenses incurred for outbound freight, outsourced work, M&R, travel, and commissions.

(5.3) Nonoperating result

This caption is the net balance of nonoperating income of €37.3 million (up from €5.8 million) and nonoperating expenses of €11.1 million (up from €3.9 million).

The nonoperating income includes the €29.2 million gain from the disposal of part of the stake in the VAE Group, as well as foreign-exchange gains of €1.6 million (virtually unchanged), gains from fixed-asset disposal of €0.5 million (up from €0.1 million), and income from insurance indemnities and benefits of €1.1 million (up from €0.1 million). The nonoperating expenses cover foreign-exchange losses of €4.0 million (up from €0.3 million) and losses on fixed-asset disposal of €0.4 million (up from €0.3 million).

(5.4) Income from investments

The 2002 income from investments came to €2.5 million (up from €0.8 million) and comprises income from securities, financial assets and investments, as well as any write-down charged thereto.

€0.7 million of the income from financial assets (down from €0.8 million) refers to income from BV Oberflächentechnik GmbH, a company stated at equity, another €1.2 million (up from €0.0 million) being dividends distributed by nonconsolidated investees.

(5.5) Net interest result

The net interest expense of €14.8 million (up from €10.5 million) is the balance of interest and related income of €3.9 million (down from €7.8 million) and interest and related expenses of €18.8 million (up from €18.3 million).

(5.6) Income taxes

The expenses incurred in 2002 for income taxes totaled €7.8 million (down from €15.9 million).

Income tax computation was predicated on an unchanged tax rate of 40 percent. Based on the EBT of €63.6 million (up from €38.6 million), the 2002 income tax load ratio came to 12.2 percent (down from 41.2).

The variances between the underlying 40-percent tax rate and the lower Group tax load ratio are attributable to the following:

Deferred taxes		**2002**	**2001**
Earnings before taxes (EBT)	€ mill.	63.6	38.6
Income taxes at a uniform rate	€ mill.	25.4	15.4
Elimination of tax effects on goodwill amortization	€ mill.	0.0	1.7
Tax exempt sale of stake in VAE	€ mill.	(11.8)	0.0
Other adjustments	€ mill.	(5.8)	(1.2)
Total income taxes	€ mill.	**7.8**	**15.9**
thereof allocable to			
assessed taxes	€ mill.	17.7	16.5
deferred taxes	€ mill.	(9.9)	(0.6)
Total income taxes	**€ mill.**	**7.8**	**15.9**

The other (downward) adjustments of €5.8 million substantially reflect (i) the income tax load of non-German companies where differing from the German 40-percent burden, (ii) tax-exempt income, and (iii) nondeductible business expenses.

Deferred taxes result from temporary differences in the following balance sheet lines:

Deferred taxes		2002	**2001**
Inventories	€ mill.	3.5	0.1
Receivables	€ mill.	0.9	(0.1)
Property, plant & equipment and intangibles	€ mill.	(2.4)	(8.9)
Loss carryforwards	€ mill.	12.0	4.4
Pension accruals	€ mill.	1.0	1.0
Other accruals	€ mill.	0.8	1.9
Sundry	€ mill.	1.8	1.6
Total	**€ mill.**	**17.6**	**0.0**

The loss carryforwards are not subject to expiration. The difference between the net deferred tax assets of €17.6 million as shown in the balance sheet and the deferred tax reported in the income statement at €9.9 million primarily resulted from initial consolidation or deconsolidation (€6.5 million), changes not recognized in net income (€1.0 million), as well as exchange rate changes (€0.1 million).

The net of deferred tax assets and liabilities was computed as follows:

Deferred taxes		12/31/2002		**12/31/2001**	
		total	thereof short-term	total	thereof short-term
Deferred tax assets	€ mill.	24.2	7.1	9.9	4.5
Deferred tax liabilities	€ mill.	(6.6)	(4.0)	(9.9)	(0.6)
Net deferred tax assets	€ mill.	17.6	3.1	0.0	3.9

(5.7) Earnings from discontinued operations

The EBT of €3.9 million solely accounts for the gain from the deconsolidation of the Lighting operations, net after expenses associated with the disposal. The prior-year earnings of €3.4 million reflect the results from ordinary operations.

Net sales generated by Lighting in the prorated period of its Group membership came to €144.7 million, for the full year 2001 to €252.5 million.

(6) Note to the cash flow statement

The effects of the sold Lighting operation's cash flow on the consolidated statement of cash flows for fiscal 2002 and 2001 were eliminated in accordance with FAS 144 and reported in a separate line headed *net inflow of cash & cash equivalents from discontinued operations.* In 2002, this inflow amounted to €152.0 million, including the cash inflow from the purchase price payment and the extinguishment of shareholder loans and intragroup financing balances, which were taken over by the acquirer. The Group earnings proratable to Lighting (shown as *earnings from discontinued operations*) are also accounted for as net inflow of cash & cash equivalents from discontinued operations.

The cash inflow of €93.7 million from the disposal of the interest in the VAE Group (less the VAE Group's cash & cash equivalents of €53.0 million) has been shown as cash inflow from the disposal of investments within the cash flow from investing activities.

The total cash outflow of €343.7 million for the acquisition of the Cogifer and Kiepe Groups has been reported as cash outflow for financial assets, net after crediting the acquirees' cash & cash equivalents of €27.5 million.

The cash flow from operating activities includes interest paid at €13.4 million (down from €17.1 million) and income taxes paid less refunds at €4.3 million (down from €18.5 million).

(7) Notes to the balance sheet

(7.1) Cash & cash equivalents

The cash & cash equivalents stated as of December 31, 2002, include €35.8 million (up from €32.7 million) of cash on hand, checks and cash in bank, as well as €2.8 million (down from €12.5 million) of quick securities; these short-term securities break down as follows:

Short-terms securities		Cost	Fair value	Unrealized loss	Cost	Fair value	Unrealized loss
		December 31, 2002			**December 31, 2001**		
Held for trading							
mutual fund shares	€ mill.	–	–	–	7.6	7.3	(0.3)
other	€ mill.	2.8	2.8	–	5.4	5.3	(0.1)
Total	**€ mill.**	**2.8**	**2.8**	**–**	**13.0**	**12.6**	**(0.4)**

(7.2) Trade receivables

The bad-debt allowances offset in 2002 against trade receivables amounted to €5.6 million (up from €3.5 million).

(7.3) Inventories

Breakdown:

Inventories		2002	**2001**
Raw materials and supplies	€ mill.	73.3	74.3
Work in process	€ mill.	97.0	88.3
Long-term manufacturing contracts (PoC)	€ mill.	0.3	1.4
Finished products	€ mill.	8.2	31.6
Merchandise (MFR)	€ mill.	3.6	6.6
Prepayments made on orders	€ mill.	6.0	2.7
Total	**€ mill.**	**188.4**	**204.9**

Write-down charged to inventories totaled €16.1 million in 2002 (up from €7.3 million).

Long-term manufacturing contracts break down as follows:

Long-term manufacturing contracts		2002	**2001**
Cost of long-term manufacture	€ mill.	3.8	7.8
Estimated income shares	€ mill.	0.5	0.9
less prepayments received	€ mill.	(4.0)	(7.3)
Total	**€ mill.**	**0.3**	**1.4**

(7.4) Sundry current assets

This caption totaled €41.4 million (up from €32.6 million) as of December 31, 2002, and mainly comprises tax refunds receivable at €9.5 million (down from €20.3 million), as well as short-term deferred tax assets of €7.1 million (up from €4.5 million).

(7.5) Assets of discontinued operations

The prior-year assets from discontinued operations subsume all of Lighting's assets as of December 31, 2001, without regard to the accounts due from subsidiaries which had to be eliminated in consolidation as intercompany balances. The assets of €208.0 million as of December 31, 2001, break down into current assets of €139.1 million and noncurrent assets of €68.9 million.

(7.6) Noncurrent assets

For the movement details of noncurrent assets, see the fixed-asset analysis on pages 138 and 139.

(7.7) Financial assets

Financial assets include the following long-term marketable securities:

Long-term marketable securities		Cost	Fair value	Unrealized loss	Cost	Fair value	Unrealized loss
		December 31, 2002			**December 31, 2001**		
Available for sale							
mutual fund shares	€ mill.	–	–	–	5.6	5.4	(0.2)
other equity instruments	€ mill.	1.5	1.4	(0.1)	0.2	0.2	–
Total	**€ mill.**	**1.5**	**1.4**	**(0.1)**	**5.8**	**5.6**	**(0.2)**

The investment in BV Oberflächentechnik is included at equity in the consolidated financial statements. There is no difference between amortized cost (book value) and the proratable share in equity. In view of the investee's size, this company is not regarded as material in relation to the overall Group.

(7.8) Intangible assets

The additions to intangibles substantially mirror goodwill of €233.6 million from the initial consolidation of the Cogifer Group, as well as additions of €23.3 million from the acquisition of the Kiepe Group.

(7.9) Sundry noncurrent assets

As of December 31, 2002, this caption totaled €19.1 million (up from €8.2 million) and mainly included €17.1 million of long-term deferred tax assets (up from €5.4 million), as well as long-term trade receivables of €1.7 million (up from €0.0 million).

(7.10) Sundry current liabilities

At December 31, 2002, this line totaled €328.2 million (up from €212.0 million), including accounts due to banks of €119.9 million (down from €147.0 million) and prepayments received of €121.6 million (up from €45.7 million). As of the balance sheet date, the Group had unutilized credit facilities of around €185.3 million (up from €135 million).

(7.11) Current accruals

The current accruals of €52.6 million (up from €40.2 million) mainly provide for follow-up costs, personnel-related commitments, taxes, and unbilled costs.

(7.12) Liabilities of discontinued operations

The prior-year liabilities from discontinued operations subsume all of Lighting's liabilities and accruals as of December 31, 2001, without regard to the accounts due to subsidiaries which had to be eliminated in consolidation as intercompany balances. The liabilities of €61.1 million as of December 31, 2001, break down into current liabilities and accruals of €50.2 million and noncurrent ones of €10.9 million.

(7.13) Breakdown of liabilities and noncurrent accruals

Liabilities analysis according to remaining terms:

Liabilities		Due			Total	
		< 1 year	1–5 years	> 5 years	2002	2001
Due to banks	€ mill.	119.9	134.5	6.2	260.6	260.7
Prepayments received on orders	€ mill.	121.6	49.1	0.0	170.7	61.1
Trade payables	€ mill.	85.5	0.0	0.0	85.5	76.4
Notes payable	€ mill.	5.0	0.0	0.0	5.0	0.0
Due to subsidiaries and investees	€ mill.	2.6	0.0	0.0	2.6	3.7
Sundry liabilities	€ mill.	70.9	0.2	0.0	71.1	18.8
Total	**€ mill.**	**405.5**	**183.8**	**6.2**	**595.5**	**420.7**

Aged breakdown of accounts due to banks:

Due to banks	2003	2004	2005	2006	2007	thereafter	Total
€ mill.	119.9	2.1	119.8	6.7	5.9	6.2	260.6

No long-term accounts due to officers or employees exist.

€18.5 million (down from €25.1 million) of noncurrent accruals is allocable to pension accruals. The other noncurrent accruals of €27.1 million (down from €28.7 million) basically include €4.8 million (down from €8.8 million) of other accrued liabilities to personnel (accumulated termination indemnities, employment anniversary allowances) and €17.4 million (up from €6.3 million) of obligations under warranties.

Vossloh AG and certain subsidiaries entered into pension obligations to their employees.

(7.14) Pension obligations

Analysis of pension accruals		**2002**		**2001**	
Balance at January 1	**€ mill.**		**25.1**		**30.3**
Addition from initial consolidation	€ mill.	3.1			
Service cost	€ mill.	0.4		0.5	
Actuarial gains and losses	€ mill.	0.1		1.5	
Unrecognized prior service cost	€ mill.	0.2		0.2	
Accumulated interest	€ mill.	0.8		0.5	
			4.6		2.7
Amortization of unrecognized prior service cost	€ mill.	(0.5)		(0.2)	
Transfer to pension funds	€ mill.	0.0		0.0	
Actuarial gain/loss	€ mill.	1.0		0.3	
			0.5		0.1
Current pension payments	€ mill.		(0.8)		(1.4)
Retirement due to deconsolidation	€ mill.		(10.9)		(6.6)
Balance at December 31	**€ mill.**		**18.5**		**25.1**

Reconciliation of projected benefit obligation (PBO) to financial accounting value		**2002**	**2001**
Projected benefit obligation	€ mill.	18.7	25.3
Unrecognized prior service cost	€ mill.	(0.5)	(0.8)
Unrecognized actuarial gains and losses	€ mill.	(2.2)	(1.7)
Additional minimum liability	€ mill.	2.5	2.3
Accounting value at December 31	**€ mill.**	**18.5**	**25.1**

Future periodic expenses		**2002**		**2001**	
Service cost	€ mill.	0.6		0.4	
Accumulated interest	€ mill.	1.1		1.4	
	€ mill.		1.7		1.8
Amortization of unrecognized prior service cost	€ mill.	0.2		0.2	
Amortization of actuarial gains and losses	€ mill.	0.2		0.2	
	€ mill.		0.4		0.4
Periodic expenses in each future year	**€ mill.**		**2.1**		**2.2**

The following assumptions underlie the determination of pension obligations:

Weighted average discount rate 6%
Expected increase in pension payments 2%
Expected increase in employee income levels 2%
Expected increase in cost of living 2%
Anticipated employee turnover rate 6%

(7.15) Comprehensive income

The comprehensive income (as defined by US GAAP) includes all changes in equity that do not result from contributions by, or dividends distributed to, stockholders. Besides the transactions recognized in the income statement, further components had to be reflected herein that resulted in a change in equity which was not recognized in income. This accumulated OCI together with Group earnings represents comprehensive income:

Development of accumulated OCI		Currency translation differences	Pension accruals	Fair values of derivative instruments and securities	Total
Balance at Dec. 31, 2000	**€ mill.**	**(1.0)**	**(1.7)**	**(1.5)**	**(4.2)**
Change	€ mill.	(1.4)	0.3	0.0	(1.1)
Balance at Dec. 31, 2001	**€ mill.**	**(2.4)**	**(1.4)**	**(1.5)**	**(5.3)**
Change	€ mill.	2.3	(0.3)	(1.2)	0.8
Balance at Dec. 31, 2002	**€ mill.**	**(0.1)**	**(1.7)**	**(2.7)**	**(4.5)**

(7.16) Long-term incentive program and employee stock option plan

In 1998, 2000 and 2002, the Vossloh Group launched stock option plans under which certain executive and managerial staff of subsidiaries (LTIP) and German Group company employees (ESOP) are granted options to acquire further shares after purchasing Vossloh AG stock. The strike (exercise) price and number of options were fixed at plan commencement. The term of the plans is five years each. When purchasing shares of Vossloh stock, eligible participants received bonus options, granting them the privilege after expiration of the 3-year qualifying period to acquire Vossloh AG stock at the market price which had been quoted at plan inception (strike price). The subscription rights may only be exercised in so-called opportunity windows; Vossloh will shortly before window opening inform the participants about the Group's current position. Option exercise is subject to certain benchmarks being achieved. Under the LTIP for instance, the Vossloh stock price must have outperformed the MDAX and, as cumulative condition, outgrown the strike price by not less than 15 or 30 percent (depending on participants group).

Under the LTIP, the executive/managerial staff's own investment ranges (depending on the participants group) between €5,000 and €50,000, for the ESOP, eligible employees have to invest a good €500.

The stock option plans are accounted for in the consolidated financial statements in accordance with APB Opinion No. 25. The portfolio of stock options developed as follows:

	Number of options	option strike price (€)	weighted strike price (€)
Dec. 31, 2000	**649,244**	**15.81–26.57**	**19.93**
Options			
granted	0	0	0
exercised	0	0	0
lapsed	(225,114)	0	19.03
Dec. 31, 2001	**424,130**	**15.81–26.57**	**20.41**
thereof exercisable	0	0	0
Options			
granted	161,564	24.01	24.01
exercised	0	0	0
lapsed	(198,760)	0	22.44
Dec. 31, 2002	**386,934**	**15.81–26.57**	**20.87**
thereof exercisable	88,350	26.57	26.57

As mentioned above, the data is based on APB 25, *Accounting for Stock Issued to Employees.* Applying FAS 123 would have meant that the value of all options granted in 2002 had had to be recognized in personnel expenses over the years up to the expiration of the qualifying period, which would for 2002 have produced an additional expense of €0.2 million. Option valuation has been based on the Black/Scholes method. Valuation for the 2002 program was predicated on the following assumptions:

		2002
Strike price to purchase one share	€	24.01
Intrinsic value of one option	€	4.5
Basic assumptions		
riskless interest rate at option grant	%	3.2
expected volatility of stock price	%	35.9
expected mean option life	years	4.0
Group earnings		
acc. to financial statements	€ mill.	52.4
intrinsic value of all options	€ mill.	(0.2)
acc. to FAS 123 (pro forma disclosure)	**€ mill.**	**52.2**
Earnings per share		
acc. to financial statements	€	3.85
acc. to FAS 123 (pro forma disclosure)	€	3.84

The table below summarizes data of options outstanding at December 31, 2002:

Option strike price (€)	number of unexercised options at 12/31/2002	average residual term up to option exercise (years)	weighted strike price (€)	number of exercisable options at 12/31/2002	weighted strike price (€)
26.57	88,350	0.9	26.57	88,350	26.57
15.81	175,648	2.4	15.81	–	–
24.01	122,936	4.3	24.01	–	–
	386,934	**2.7**	**20.87**	**88,350**	**26.57**

(7.17) Intercompany transactions (nonconsolidated subsidiaries)

		2002	2001
Net sales	€ mill.	2.7	4.3
Cost of sales	€ mill.	0.2	0.5
GAS expenses	€ mill.	0.5	(0.5)
Receivables	€ mill.	1.3	1.8
Payables	€ mill.	1.1	1.3

(7.18) Leases

At balance sheet date, both operating and capital leases existed within the Vossloh Group.

The book value of assets used under capital leases amounted to an aggregate total of €2.3 million at the end of 2002 (up from €0.3 million). In each future year, rents totaling approximately €0.8 million will be payable.

Expenses for rents under operating leases amounted to €2.2 million in the year under review (down from €3.0 million). Longer-term leases will result in the following rents to be paid in the years ahead:

Rents under operating leases		
2003	€ mill.	3.7
2004	€ mill.	2.6
2005	€ mill.	1.8
2006	€ mill.	1.4
2007	€ mill.	1.2
after 2007	€ mill.	3.6

(8) Segment information

Following the divestment of its Lighting operations as of July 31, 2002, the Vossloh Group focuses on transport technology under the control of Vossloh AG as parent.

The Vossloh Group's operations break down into three divisions. Track comprises the subdivisions Switch Systems, Fastening Systems, and Infrastructure Services. Railbound Vehicles & Maintenance is a division that encompasses the Locomotives, Electrical Systems, and Maintenance subdivisions. Engineering Systems subsumes the development and marketing of operations management, passenger information and simulation/planning systems as well as signals engineering. With the acquisition of the Cogifer Group, the geographical focus is on Germany and France; in addition, the Group has manufacturing and sales companies in another 26 countries.

The accounting methods of all segments are identical with those detailed in the introductory part of these notes. Control of groupwide operations and assessment of segment performance are based on EBIT (earnings before interest and taxes), EBIT margin (ratio of EBIT to net sales), and ROCE (return on capital employed, viz. the EBIT-to-CE ratio). Segment financial information is shown in the table on page 133.

Segment information		Railway Technology	Track	Railbound Vehicles & Maintenance	Engineering Systems	Intermediate holding company/consolidation	H.O./consolidation	Group
Net sales								
2002	€ mill.	743.6	511.8	194.5	37.9	(0.6)	0.9	744.5
2001 (excl. Lighting)[1]	€ mill.	649.7	433.1	175.8	41.0	(0.2)	0.8	650.5
Amortization/depreciation/write-down								
2002	€ mill.	18.9	14.3	3.2	1.4	0.0	0.8	19.7
2001 (excl. Lighting)[1]	€ mill.	22.3	13.6	3.9	1.5	3.3	1.5	23.8
Net interest result								
2002	€ mill.	(12.6)	(6.7)	(4.7)	(0.4)	(0.7)	(2.2)	(14.8)
2001 (excl. Lighting)[1]	€ mill.	(7.3)	(2.8)	(4.5)	0.0	0.0	(3.2)	(10.5)
EBIT								
2002	€ mill.	75.9	70.0	4.8	2.8	(1.6)	2.5	78.4
2001 (excl. Lighting)[1]	€ mill.	56.2	65.5	(4.3)	(1.7)	(3.3)	(7.1)	49.1
EBT								
2002	€ mill.	63.3	63.3	0.1	2.4	(2.5)	0.3	63.6
2001 (excl. Lighting)[1]	€ mill.	48.9	62.7	(8.8)	(1.6)	(3.4)	(10.3)	38.6
Net income/loss[3]								
2002	€ mill.	31.9	31.6	4.6	1.8	(6.1)	20.5	52.4
2001	€ mill.	23.1	38.1	(6.6)	(1.6)	(7.8)	(5.9)	17.2
Capital expenditures (PP&E)								
2002	€ mill.	25.1	16.6	6.7	1.7	0.0	0.4	25.5
2001 (excl. Lighting)[1]	€ mill.	31.2	17.2	13.4	0.6	–	0.1	31.3
Capital employed								
2002	€ mill.	783.5	415.4	110.6	12.8	244.7	(193.5)	590.0
2001 (excl. Lighting)[1]	€ mill.	426.6	315.6	130.6	(8.0)	(11.6)	35.3	461.9
Total assets								
2002	€ mill.	1,167.7	577.4	281.7	58.3	250.3	(220.5)	947.2
2001	€ mill.	678.5	475.1	176.0	57.1	(29.7)	220.5	899.0
Annual average headcount[2]								
2002	Amount	4,167	3,178	727	262	0	23	4,190
2001 (excl. Lighting)[1]	Amount	3,884	3,027	582	275	–	22	3,906

[1] In the income statements for 2002 and 2001, the reported result of Lighting is in line with FAS 144 shown after net income as *earnings from discontinued operations*. In the balance sheet 2001, Lighting is accounted for in the lines, *assets of discontinued operations* and *liabilities of discontinued operations*.

[2] The annual average headcount stated for 2002 at 4,190 excludes Lighting (which was sold as of July 31, 2002). The inclusion of Lighting would have increased the annual average headcount by 726 employees. The 2001 average headcount of Lighting was 1,464.

[3] Before profit/loss transfer

Breakdown of sales by geographical markets (regions):

Sales by region		2002	2001
Germany	€ mill.	292.3	253.8
Other Euroland	€ mill.	226.4	157.9
Other Europe	€ mill.	95.2	86.6
Total Europe	**€ mill.**	**613.9**	**498.3**
North America	€ mill.	56.4	90.9
Latin America	€ mill.	4.9	2.1
Total Americas	**€ mill.**	**61.3**	**93.0**
Asia	**€ mill.**	**30.4**	**25.9**
All other	**€ mill.**	**38.9**	**33.3**
Total	**€ mill.**	**744.5**	**650.5**

(9) Contingent liabilities and other financial obligations

Contingent liabilities totaled €56.3 million as of December 31, 2002 (up from €24.3 million), including those under suretyships and guaranties (€54.0 million; up from €21.7 million), for the collateralization of third-party debts (€2.3 million; down from €2.4 million), and from notes endorsed and discounted €0.0 million; (down from €0.2 million).

Breakdown of other financial obligations:

Other financial obligations		2002	2001
under leases			
due 2003	€ mill.	7.6	6.1
due 2004–2007	€ mill.	15.6	13.4
due after 2007	€ mill.	9.1	5.9
Purchase commitments	€ mill.	179.1	148.9
All other	€ mill.	0.1	0.0

(10) Financial instruments

Those business risk components (mainly liquidity, exchange and interest rate risks) which can be covered by tradable financial market instruments are managed by treasury management.

Liquidity is controlled by rolling liquidity planning and cash management. These include (without being limited to) borrowings from, and deposits with, banks as well as investments in fixed-income securities and in equities. In addition, credit facilities have been agreed with several banks.

For containing financial risks, derivative instruments are deployed, too, but their use is confined to hedge against risks affecting operative business.

Risks from changing interest rates are hedged through interest rate futures, interest rate swaps and interest rate options (caps, floors, collars). To manage exchange rate risks, transactions with a third party which are conducted in a currency other than the Group parent's are hedged throughout. For these purposes, foreign-currency investments and borrowings, cash bargains and spot deals, as well as exchange futures (outright forward and swap transactions, options) are permissible. The financial derivatives used are solely cash flow hedges where a floating-rate underlying for a defined term is embedded.

€ million		**12/31/2002**		**12/31/2001**	
		Fair value	**Notional amount**	**Fair value**	**Notional amount**
Interest rate swaps					
fixed-rate payers					
remaining term	<1 year	0.0	0.0	0.0	0.0
	1–5 years	(1.7)	25.5	(1.2)	25.5
	>5 years	(2.9)	25.6	(1.4)	25.6
		(4.6)	**51.1**	**(2.6)**	**51.1**
Caps					
remaining term	<1 year	0.0	0.0	0.0	0.0
	1–5 years	0.3	51.1	0.0	0.0
	>5 years	0.6	25.6	2.3	76.7
		0.9	**76.7**	**2.3**	**76.7**
Currency futures					
	bought	5.8	5.7	0.4	0.3
	sold	(34.3)	(33.0)	(49.5)	(50.7)
		(28.5)	**(27.3)**	**(49.1)**	**(50.4)**
		(32.2)	**100.5**	**(49.4)**	**77.4**

(11) Business risk aspects

Being an expanding, internationally operating group that offers a wide range of railway products and services, Vossloh is exposed to many different risks. Major market risks ensue from changing technological requirements and possibilities, as well as from customer mix and competition structure. Vossloh contains such market risks, inter alia, by centering on niche markets where it is market leader, and through technological innovations. Performance risks are substantially reduced by the comprehensive quality management system of all major Vossloh companies, which has been certificated according to DIN EN ISO 9001. As risks from changing interest and exchange rates are subject to regular surveillance, they never reach a critical level of relevance. The same is true of the use of derivatives which is confined to hedging. Potential effects of risks are limited by Vossloh officers through strict cost management and well-developed risk management (including a full-fledged insurance strategy). Moreover, the sound equity capitalization is sufficient proof of the Company's ability to cover risks.

The Group does not present any potentially ruinous risks which are reasonably probable to occur. A risk aggregation model integrated into corporate planning processes contains the Group's overall exposure and matches it regularly against the equity base as risk potential cover.

(12) Further disclosures

(12.1) Earnings per share

EpS analysis:

Earnings per share	**2002**		**2001**	
	Total € mill.	**EpS €**	**Total € mill.**	**EpS €**
Earnings before minority interests/net income	55.8	4.11	22.7	1.75
Group earnings	**52.4**	**3.85**	**17.2**	**1.20**
Number of common shares	14,400,000		14,400,000	
Repurchased shares (weighted)	(807,017)		(44,691)	
Weighted average number of shares	13,592,983		14,355,309	

Earnings per share according to FAS 128 amount to €3.84 (2001: €1.20).

(12.2) Board member remuneration and workforce trend

The fees of the Supervisory Board in the year under review amounted to €0.473 million (up from €0.246 million), breaking down into a fixed fee of €0.139 million (up from €0.129 million) and a variable component of €0.334 million (up from €0.117 million). Fees of Advisory Board members for fiscal 2002 came to €0.020 million (up from €0.015 million).

The remuneration of Vossloh AG's Executive Board members totaled €2.202 million (up from €1.157 million) and includes besides a fixed portion of €0.699 million (up from €0.602 million), a variable profit share of €1.503 million (up from €0.555 million).

In the year under review, 48,220 stock options (up from 0) were granted to the Executive Board. As of December 31, 2002, Executive Board members held a total 158,670 stock options.

A total €2.257 million (up from €2.254 million) was provided for accrued pension obligations to former Executive Board members and their surviving dependants; current pension payments amounted to €0.230 million (down from €0.609 million).

For details of the headcount of each division, see the segment report in Note (8).

(12.3) Declaration of conformity pursuant to Art. 161 AktG

In December 2002, the Executive and Supervisory Boards issued, and made permanently available to the stockholders on the Group's website, the first declaration of conformity under the German Corporate Governance Code, as required by the provisions of Art. 161 German Stock Corporation Act ("AktG").

(12.4) Exemption of subsidiaries from certain publication obligations

Vossloh subsidiaries which claim the exemption from preparing and publishing their own financial statements under the terms of Art. 264(3) or 264b HGB are marked accordingly in the list of Vossloh AG's shareholdings (published on pages 140-141).

Werdohl, March 10, 2003

Vossloh AG
The Executive Board

Schuchmann, Andree, Caiña-Lindemann

Fixed-asset analysis

Group	Cost					
	Balance at 1/1/2002	Additions from initial consolidation	Additions/ current capital expenditures	Disposals	Changes from deconsolidation	Book transfers
	€ million	€ million	€ million	€ million	€ million	€ million
Intangible assets						
Franchises, concessions, industrial-property and similar rights and assets, as well as licenses thereto	14.2	13.0	1.7	2.1	(7.3)	0.0
Goodwill	85.9	259.7	–	–	(75.0)	–
Caps/collars/floors	3.5	–	–	0.5	–	–
	103.6	272.7	1.7	2.6	(82.3)	0.0
Property, plant and equipment						
Land, equivalents titles, and buildings (including on leased land)	133.4	46.9	3.4	0.7	(100.1)	0.0
Production plant and machinery	150.6	92.0	7.3	4.7	(119.5)	3.7
Other plant, factory and office equipment	51.8	26.6	4.7	2.2	(37.6)	0.3
Prepayments made, construction in progress	6.7	1.7	8.4	0.9	(10.0)	(4.0)
	342.5	167.2	23.8	8.5	(267.2)	0.0
Financial assets						
Shares in unconsolidated subsidiaries	4.0	(1.7)	5.6	0.5	(0.1)	0.9
Investments in associated affiliates	2.0	–	0.7	0.8	–	(0.9)
Other investments	6.2	2.1	0.1	0.0	26.6	–
Loans to investees	13.1	–	0.1	8.1	–	–
Other long-term securities	5.9	1.1	0.3	–	(5.8)	–
Other long-term loans	0.2	–	0.1	0.1	(0.1)	–
	31.4	1.5	6.9	9.5	20.6	–
Total	**477.5**	**441.4**	**32.4**	**20.6**	**(328.9)**	**0.0**
Vossloh AG						
Intangible assets						
Franchises, concessions, industrial-property and similar rights and assets	1.6	–	3.8	0.2	–	–
Caps/collars/floors	2.3	–	–	1.5	–	–
	3.9	–	3.8	1.7	–	–
Property, plant and equipment						
Land, equivalents titles, and buildings (including on leased land)	22.7	–	0.4	0.4	–	–
Sundry plant, business and office equipment	1.3	–	0.1	0.0	–	–
	24.0	–	0.5	0.4	–	–
Financial assets						
Shares in subsidiaries	113.2	–	87.1	73.1	–	(27.4)
Loans to subsidiaries	61.1	–	25.0	36.1	–	–
Other investments	0.4	–	0.0	–	–	27.4
Loans to investees	13.2	–	0.1	8.1	–	–
Other long-term securities	0.1	–	0.0	–	–	0.0
Other long-term loans	0.0	–	0.1	0.0	–	–
	188.0	–	112.3	117.3	–	0.0
Total	**215.9**	**–**	**116.6**	**119.4**	**–**	**0.0**

Currency translation differences	Balance at 12/31/2002	Amortization/ depreciation/ write-down accumulated Balance at 12/31/2002	Amortization/ depreciation/ write-down in fiscal 2002	Additions from initial consolidation	Disposals from deconsolidation	Book values Balance at 12/31/2002	Book values Balance at 12/31/2001
€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
(0.2)	19.3	14.2	1.7	8.0	5.0	5.1	4.4
0.0	270.6	1.8	–	0.2	13.1	268.8	71.1
–	3.0	–	–	–	–	3.0	3.5
(0.2)	292.9	16.0	1.7	8.2	18.1	276.9	79.0
(1.9)	81.0	37.7	3.5	17.9	33.0	43.3	83.2
(2.4)	127.0	91.8	9.6	67.8	90.1	35.2	42.9
(0.9)	42.7	33.4	4.9	21.5	29.8	9.3	12.1
0.0	1.9	–	0.0	0.0	–	1.9	6.7
(5.2)	252.6	162.9	18.0	107.2	152.9	89.7	144.9
0.0	8.2	1.1	0.4	0.6	0.0	7.1	3.5
–	1.0	–	–	–	–	1.0	2.0
0.0	35.0	1.8	0.2	1.5	–	33.2	6.2
–	5.1	–	–	–	–	5.1	13.1
0.0	1.5	0.1	–	0.1	0.3	1.4	5.6
0.0	0.1	–	–	–	–	0.1	0.2
0.0	50.9	3.0	0.6	2.2	0.3	47.9	30.6
(5.4)	**596.4**	**181.9**	**20.3**	**117.6**	**171.3**	**414.5**	**254.5**

–	5.2	3.7	2.4	–	–	1.5	0.2
–	0.8	–	–	–	–	0.8	2.3
–	6.0	3.7	2.4	–	–	2.3	2.5
–	22.7	15.2	0.4	–	–	7.5	7.9
–	1.4	1.2	0.1	–	–	0.2	0.2
–	24.1	16.4	0.5	–	–	7.7	8.1
–	99.8	–	–	–	–	99.8	113.2
–	50.0	–	–	–	–	50.0	61.1
–	27.8	–	–	–	–	27.8	0.4
–	5.2	–	–	–	–	5.2	13.2
–	0.1	0.0	–	–	–	0.1	0.1
–	0.1	–	–	–	–	0.1	0.0
–	183.0	0.0	–	–	–	183.0	188.0
–	**213.1**	**20.1**	**2.9**	**–**	**–**	**193.0**	**198.6**

List of shareholdings

		Footnote	Interest held	Consolidation[1]	Equity[2]	Sales[2]	P/L after taxes
			in % through ( )		€ mill.	€ mill.	€ mill.
(1)	Vossloh AG, Werdohl			(c)	446.9	1.5	318.8
	Railway Technology						
(2)	Vossloh Eisenbahn & Verkehr GmbH, Werdohl		100 (1)	(c)	90.7	0.0	(6.0)
	Track (Rail Infrastructure) division						
(3)	Vossloh France SAS, Paris, France	8	100 (2)	(c)	0.0	0.0	0.0
	Fastening Systems subdivision						
(4)	Vossloh-Werke GmbH, Werdohl	3/6	100 (2)	(c)	4.3	2.5	8.8
(5)	Vossloh-Delitzsch GmbH, Delitzsch		100 (4)	(c)	8.3	7.4	1.6
(6)	Vossloh Rail Systems GmbH, Werdohl	6	100 (4)	(c)	7.4	120.9	13.5
(7)	Vossloh Werdohl GmbH, Werdohl		100 (4)	(c)	7.1	26.1	5.4
(8)	Vossloh Tehnica Feroviara SRL, Bucharest, Romania	7	100 (4)	(u)	0.0	0.0	0.0
(9)	Vossloh Drázni Technika s r.o., Prague, Czech Republic	7	100 (4)	(u)	0.1	0.1	0.1
(10)	Vossloh Sistemi S.r.l., Sarsina, Italy	7	100 (4)	(u)	0.1	0.2	0.0
(11)	Patil-Vossloh Rail Systems Pvt. Ltd., Hyderabad, India	7	51 (4)	(u)	0.0	0.1	(0.1)
(12)	Rail Eurofix SA, Colmar, France	7	99.8 (4)	(u)	0.0	0.0	0.0
(13)	BeNT-Vossloh T.O.O., Almaty, Kazakhstan		25 (4)	(u)	5.8	13.1	3.7
(14)	BV Oberflächentechnik GmbH, Werdohl		50 (4)	(e)	2.1	9.7	1.5
(15)	Vossloh Maschinenfabrik Deutschland GmbH, Erkelenz	7	100 (4)	(u)	0.0	0.0	(0.1)
(16)	Utenzilija d.d., Zagreb, Croatia	7	81.6 (4)	(u)	1.6	1.4	0.2
(17)	Skamo Sp.z o.o., Nowe Skalmierzvce, Poland	7	100 (4)	(u)	1.4	1.1	(0.2)

1 Fully consolidated companies are labeled (c), those stated at equity (e), those consolidated pro rata (p), and unconsolidated companies (u).
2 Derived from the consolidated financial statements, non-euro equity being translated at the mean current rate and non-euro sales and net income at the annual average rate.
3 Data reflects the direct-control and P&L transfer agreements concluded with Vossloh AG.
4 Data reflects the direct-control and P&L transfer agreements concluded with Vossloh Eisenbahn & Verkehr GmbH, Werdohl.
5 Data reflects the direct-control and P&L transfer agreements concluded with Vossloh System-Technik GmbH, Kiel.
6 Company claims exemption from preparing and publishing separate financial statements pursuant to Art. 264(3) or 264b HGB.
7 Not included in consolidation group due to minor significance for the net assets, financial position and results of operations.
8 Newly consolidated in 2002.

		Foot-note	Interest held	Consol-idation[1]	Equity [2]	Sales [2]	P/L after taxes
			in % through ( )		€ mill.	€ mill.	€ mill.
	Switch Systems subdivision						
(18)	Cogifer SA, Rueil-Malmaison, France	8	100 (3)	(c)	48.2	115.9	11.7
(19)	Jacquemard AVR SA, St. Jean Bonnefonds, France	8	100 (18)	(c)	1.3	4.5	0.4
(20)	Cogifer Nordic AB, Örebro, Sweden	8	100 (18)	(c)	2.5	14.1	0.6
(21)	Cogifer Teijo OY, Teijo, Finland	8	100 (20)	(c)	1.0	5.1	0.5
(22)	Cogifer Nordic Turnout Systems AB, Örebro, Sweden	8	100 (20)	(c)	0.3	8.8	0.0
(23)	AS Rodelokken Industrier, Oslo, Norway	8	100 (20)	(c)	0.4	4.8	0.2
(24)	KIHN SA, Rumelange, Luxembourg	8	89.21 (18)	(c)	9.0	18.8	1.5
(25)	DDL SA, Rodange, Luxembourg	8	100 (24)	(c)	(1.2)	2.0	(2.0)
(26)	Weichenbau Laeis GmbH & Co KG, Trier	8	100 (24)	(c)	2.1	6.4	0.5
(27)	Weichenbau Laeis Verwaltungs GmbH, Trier	8	100 (24)	(c)	0.0	0.0	0.0
(28)	EAV Durieux sa, Carnières, Belgium	8	99/1 (24/18)	(c)	1.2	3.5	(0.2)
(29)	Futrifer-Indústrias Ferroviáras SA, Lisbon, Portugal	8	61 (18)	(c)	2.4	12.0	1.2
(30)	Amurrio Ferrocarriles y Equipos SA, Amurrio, Spain	8	50 (18)	(p)	14.2	38.2	4.2
(31)	Montajes Ferroviaros srl, Amurrio, Spain	8	100 (30)	(p)	0.0	0.0	0.0
(32)	Corus Cogifer Switches and Crossings Ltd., Scunthorpe, UK	8	50 (18)	(p)	4.4	16.4	1.5
(33)	Cogifer Italia S.r.l., Bari, Italy	8	100 (18)	(c)	0.4	1.5	(0.1)
(34)	Cogifer Polska Sp.z o.o, Bydgosecz, Poland	8	52.38 (18)	(c)	6.5	7.7	0.6
(35)	ATO-Asia Turnouts Ltd., Bangkok, Thailand	8	51 (18)	(c)	0.7	5.6	0.5
(36)	Bari Fonderie Meridionali S.r.l., Bari, Italy	7	30 (18)	(u)	2.8	13.6	(1.0)
(37)	Cogifer Services (Malaysia) sdn bhd, Kuala Lumpur, Malaysia	7	100 (18)	(u)	0.0	0.0	0.0
(38)	Cogifer Americas Inc., Cincinnati, OH, USA	7	100 (18)	(u)	0.0	0.0	0.0
(39)	Siema Applications SAS, Villeurbanne, France	7	100 (18)	(u)	0.7	0.3	(0.1)

1 Fully consolidated companies are labeled (c), those stated at equity (e), those consolidated pro rata (p), and unconsolidated companies (u).
2 Derived from the consolidated financial statements, non-euro equity being translated at the mean current rate and non-euro sales and net income at the annual average rate.
3 Data reflects the direct-control and P&L transfer agreements concluded with Vossloh AG.
4 Data reflects the direct-control and P&L transfer agreements concluded with Vossloh Eisenbahn & Verkehr GmbH, Werdohl.
5 Data reflects the direct-control and P&L transfer agreements concluded with Vossloh System-Technik GmbH, Kiel.
6 Company claims exemption from preparing and publishing separate financial statements pursuant to Art. 264(3) or 264b HGB.
7 Not included in consolidation group due to minor significance for the net assets, financial position and results of operations.
8 Newly consolidated in 2002.

List of shareholdings

		Footnote	Interest held	Consolidation[1]	Equity [2]	Sales [2]	P/L after taxes
			in % through ( )		€ mill.	€ mill.	€ mill.
	Infrastructure Services subdivision						
(40)	Cogifer TF SA, Beauchamp, France	8	100 (3)	(c)	21.2	85.1	4.3
(41)	Cogifer El Caténaires SAS, Villeneuve St. Georges, France	8	100 (40)	(c)	2.1	7.6	0.3
(42)	Cogifer ETF SA, Paris, France	8	50 (40)	(p)	9.0	46.8	2.1
(43)	Satemo VF SA, Beauchamp, France	8	50 (42)	(p)	0.0	2.4	0.1
(44)	La Champenoise SA, Champagne au Mont d'Or, France	8	50 (42)	(p)	0.4	2.8	0.1
(45)	Soluxtrafer SA, Rodange, Luxembourg	8	100 (40)	(c)	9.6	24.8	0.4
(46)	Dehé Bahnbau GmbH, Trier	8	100 (45)	(c)	0.6	1.0	0.0
(47)	SA Soluxtrafer Belgium N.V., Carnières, Belgium	8	100 (40)	(c)	2.1	15.9	0.2
(48)	Cogifer TF B.V., Goirle, Netherlands	8	100 (40)	(c)	0.9	0.1	(0.5)
(49)	Spoorwerk VOF, Goirle, Netherlands	8	50 (48)	(p)	(0.7)	9.4	(1.0)
(50)	Cogimex SA de CV, Mexico City, Mexico	7	94 (40)	(u)	0.2	0.3	0.1
(51)	Sogafer SA, Libreville, Gabun		35 (40)	(u)	0.0	0.0	0.0
(52)	Cogifer de Chili Lda., Santiago, Chile	7	100 (40)	(u)	0.0	0.0	0.0
	Cogifer TF SA joint ventures						
	Atam Phase 5, France	8	40 (40)	(p)	0.0	0.0	0.0
	SCLE CEIC, France	8	45 (40)	(p)	0.0	0.1	0.0
	CEIC/SPIE RVB, France	8	50 (40)	(p)	0.1	0.7	0.1
	CEiC/SCLE TAC 300, France	8	45 (40)	(p)	0.0	0.1	0.0
	Tramway Orléans, France	8	33 (40)	(p)	0.2	0.0	0.2
	Sollac Dunkerque, France	8	50 (40)	(p)	0.0	0.2	0.0
	Suite Rapide, France	8	50 (40)	(p)	0.0	0.0	0.0
	Métro de Lyon (ng), France	8	25 (40)	(p)	0.0	0.0	0.0
	Tramway de Lyon (ng), France	8	40 (40)	(p)	0.0	0.0	0.0
	Projenor (ng), France	8	30 (40)	(p)	0.0	0.0	0.0
	Bordeaux, France	8	37 (40)	(p)	1.0	6.8	1.0
	Tamway Bobigny, France	8	50 (40)	(p)	0.0	0.2	0.0
	Saem Dourges, France	8	50 (40)	(p)	0.0	2.1	0.0
	Tramway Rouen, France	8	34 (40)	(p)	0.0	0.0	0.0
	St Etienne Rouvray, France	8	34 (40)	(p)	0.0	0.0	0.0
	ITD 2, Thailand	8	35 (40)	(p)	1.6	16.9	1.6
	ITD, Thailand	8	30 (40)	(p)	0.0	0.0	0.0

1 Fully consolidated companies are labeled (c), those stated at equity (e), those consolidated pro rata (p), and unconsolidated companies (u).
2 Derived from the consolidated financial statements, non-euro equity being translated at the mean current rate and non-euro sales and net income at the annual average rate.
3 Data reflects the direct-control and P&L transfer agreements concluded with Vossloh AG.
4 Data reflects the direct-control and P&L transfer agreements concluded with Vossloh Eisenbahn & Verkehr GmbH, Werdohl.
5 Data reflects the direct-control and P&L transfer agreements concluded with Vossloh System-Technik GmbH, Kiel.
6 Company claims exemption from preparing and publishing separate financial statements pursuant to Art. 264(3) or 264b HGB.
7 Not included in consolidation group due to minor significance for the net assets, financial position and results of operations.
8 Newly consolidated in 2002.

		Foot-note	Interest held	Consol-idation[1]	Equity [2]	Sales [2]	P/L after taxes
			in % through ( )		€ mill.	€ mill.	€ mill.
	Railbound Vehicles & Maintenance (Motive Power) division						
	Locomotives subdivision						
(53)	Vossloh Schienenfahrzeugtechnik GmbH, Kiel	4/6	100 (2)	(c)	22.6	171.9	6.4
(54)	Locomotion Service GmbH, Kiel		90 (53)	(c)	0.1	2.8	0.0
(55)	Friedrichsorter Grossmechanik GmbH, Kiel	7	100 (53)	(u)	1.8	1.4	0.0
	Electrical Systems subdivision						
(56)	Vossloh Verwaltungsgesellschaft mbH, Werdohl	7	100 (1)	(u)	0.0	0.0	0.0
(57)	Vossloh Beteiligungsgesellschaft mbH & Co. KG, Werdohl	8	100 (56)	(c)	4.5	0.0	(0.5)
(58)	Kiepe Elektrik GmbH, Düsseldorf	8	100 (57)	(c)	42.4	91.2	(3.7)
(59)	Kiepe Elektrik Beteiligungs GmbH, Düsseldorf	8	100 (58)	(c)	1.4	0.0	0.4
(60)	Kiepe Electric Gesellschaft m.b.H, Vienna, Austria	8	100 (59)	(c)	4.4	4.0	0.4
(61)	Kiepe Corporation, Ottawa-Carleton, Canada	7	99 (59)	(u)	(0.2)	0.0	0.0
(62)	Kiepe Trazione S.r.l., Cernusco sul Naviglio, Italy	7	100 (59)	(u)	0.1	0.7	(0.3)
(63)	Kiepe Trakcja Sp.z o.o., Kraków, Poland	7	100 (59)	(u)	0.0	0.0	0.0
	Services subdivision						
(64)	EuroTrac GmbH Verkehrstechnik, Kiel	4/7	100 (2)	(c)	0.1	2.8	(2.1)
	Engineering Systems (Information Technologies) division						
(65)	Vossloh System-Technik GmbH, Kiel	4/6	100 (2)	(c)	7.1	11.7	1.3
(66)	Vossloh System-Technik Karlsfeld GmbH, Karlsfeld	5/6	100 (65)	(c)	4.0	20.3	0.7
(67)	Vossloh System-Technik York Ltd, York, UK		100 (65)	(c)	1.4	2.7	(0.1)
(68)	Vossloh System-Technik Malmö AB, Malmö, Sweden	8	55 (65)	(c)	4.5	22.6	(0.6)
	Other companies						
(69)	Vossloh Communication GmbH, Werdohl	7	100 (1)	(u)	0.2	1.6	0.0
(70)	Niles Simmons Hegenscheidt GmbH, Chemnitz		20 (1)	(u)	0.0	0.0	3.3
(71)	Vossloh Australia PTY Ltd., Castle Hill, Australia	7	100 (1)	(u)	4.0	0.0	0.0
(72)	Vossloh Schwabe Australia PTY Ltd., Castle Hill, Australia	7	100 (71)	(u)	(2.9)	0.0	0.0

1 Fully consolidated companies are labeled (c), those stated at equity (e), those consolidated pro rata (p), and unconsolidated companies (u).

2 Derived from the consolidated financial statements, non-euro equity being translated at the mean current rate and non-euro sales and net income at the annual average rate.

3 Data reflects the direct-control and P&L transfer agreements concluded with Vossloh AG.

4 Data reflects the direct-control and P&L transfer agreements concluded with Vossloh Eisenbahn & Verkehr GmbH, Werdohl.

5 Data reflects the direct-control and P&L transfer agreements concluded with Vossloh System-Technik GmbH, Kiel.

6 Company claims exemption from preparing and publishing separate financial statements pursuant to Art. 264(3) or 264b HGB.

7 Not included in consolidation group due to minor significance for the net assets, financial position and results of operations.

8 Newly consolidated in 2002.

Independent auditor's report and opinion on the consolidated financial statements

We audited the consolidated financial statements prepared by Vossloh AG, Werdohl, which comprise balance sheet, income statement, statement of changes in equity, cash flow statement and the notes, for the fiscal year ended December 31, 2002. The preparation of and disclosures in the consolidated financial statements are the responsibility and assertions of the Company's Executive Board. Our responsibility is, based on our audit, to express an opinion on whether the consolidated financial statements conform with US GAAP.

We conducted our group audit in accordance with German auditing regulations and with due regard to generally accepted standards on the audit of financial statements as established by IDW, the Institute of Sworn Public Auditors & Accountants in Germany. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. When planning the audit procedures, knowledge and understanding of the Group's business, its economic and legal environment as well as sources of potential errors are given due consideration. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's legal representatives, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

It is our opinion that the consolidated financial statements, which are in conformity with US GAAP, present a true and fair view of the Group's net assets, financial position and results of operations and of the cash flows for the year then ended.

Our audit, which also covered the management report on the Company and the Group as prepared by the Executive Board for the fiscal year ended December 31, 2002, has not resulted in any objections or exceptions. It is our opinion that the management report on the Company and the Group presents fairly, in all material respects, both the Company's and the Group's overall position and the risks inherent in their future development. In addition, we confirm that the consolidated financial statements and the management report on the Company and the Group for the fiscal year ended December 31, 2002, satisfy the requirements to exempt the Company from preparing consolidated financial statements and a group management report in accordance with German law.

Essen, March 11, 2003

BDO Deutsche Warentreuhand Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Rittmann	pp. Kalvelage
Wirtschaftsprüfer	Wirtschaftsprüfer

Annual financial statements of Vossloh AG as of December 31, 2002

Income statement

for the year ended December 31, 2002

	2002 € mill.	2001 € mill.
Net sales	2.1	2.0
Cost of sales	(0.6)	(1.2)
Gross profit on sales	**1.5**	**0.8**
General administrative expenses	(19.5)	(11.2)
Other operating income	109.2	10.8
Other operating expenses	(16.1)	(0.1)
Operating result	**75.1**	**0.3**
Income from investments	4.8	3.6
thereof from subsidiaries: €4.8 mill. (up from €3.6 mill.)		
Income from P&L transfer agreements	19.8	20.4
Income from other long-term securities/loans	2.9	1.3
thereof from subsidiaries: €2.7 mill. (up from €0.9 mill.)		
Other interest and similar income	9.4	9.3
thereof from subsidiaries: €8.3 mill. (down from €8.8 mill.)		
Interest and similar expenses	(14.2)	(13.6)
thereof to subsidiaries: €1.4 mill. (down from €1.6 mill.)		
Net financial result	**22.7**	**21.0**
Result from ordinary operations (EBT)	**97.8**	**21.3**
Extraordinary result	244.4	0.0
Income taxes	(3.3)	(4.5)
Net income	**338.9**	**16.8**

Balance sheet

Assets

	12/31/2002 € mill.	12/31/2001 € mill.
Intangible assets		
Franchises, concessions, industrial-property and similar rights and assets, as well as licenses thereto	1.5	0.2
Caps/collars/floors	0.8	2.3
	2.3	**2.5**
Property, plant and equipment		
Land, equivalents titles, and buildings (including on leased land)	7.5	7.9
Sundry plant, business and office equipment	0.2	0.2
	7.7	**8.1**
Financial assets		
Shares in subsidiaries	99.8	113.2
Loans to subsidiaries	50.0	61.1
Other investments	27.8	0.4
Loans to investees	5.2	13.2
Other long-term securities	0.1	0.1
Other long-term loans	0.1	0.0
	183.0	**188.0**
Fixed assets	**193.0**	**198.6**
Receivables and sundry current assets		
Trade receivables	0.1	0.0
Due from subsidiaries	545.9	167.9
Due from investees	0.4	3.6
Sundry current assets	7.4	12.5
	553.8	**184.0**
Short-term securities		
Treasury stock	15.4	13.2
Other	–	0.0
	15.4	**13.2**
Cash on hand and in bank	0.0	0.2
Current assets	**569.2**	**197.4**
Prepaid expenses & deferred charges	**0.4**	**0.1**
	762.6	**396.1**

Stockholders' equity & liabilities

	12/31/2002 € mill.	12/31/2001 € mill.
Capital stock	36.8	36.8
Additional paid-in capital	29.5	29.5
Reserves retained from earnings		
Reserve for treasury stock	15.4	13.2
Other	43.3	39.1
Net earnings	339.2	17.0
Stockholders' equity	**464.2**	**135.6**
Accruals for pensions and similar obligations	8.9	8.0
Tax accruals	0.9	0.9
Other accruals	5.2	2.5
Accruals	**15.0**	**11.4**
Due to banks	213.4	197.1
Trade payables	1.6	0.5
Due to subsidiaries	60.2	47.8
Due to investees	1.6	2.4
Sundry liabilities	6.6	1.3
thereof for taxes: €4.1 million (up from €0.2 million)		
thereof for social security: €0.0281 million (up from €0.0235 million)		
Liabilities	**283.4**	**249.1**
	762.6	**396.1**

Notes to the separate financial statements of Vossloh AG as of December 31, 2002

The annual financial statements of Vossloh AG as of December 31, 2002, were prepared in accordance with the provisions of the German Commercial Code ("HGB") and the German Stock Corporation Act ("AktG").

(1) Accounting and valuation principles

Accounting and valuation are governed by the following principles:

Purchased intangible assets, as well as property, plant & equipment are stated at cost, less amortization or depreciation according to the declining-balance or straight-line method. With a view to aligning this method to that adopted at Group level, wasting fixed assets added on or after January 1, 2001, are depreciated on a straight-line basis. Low-value assets, defined as assets at net cost of €410 or less, are fully written off in the year of their addition. Write-down for tax purposes is charged wherever this option is offered, whether for ACR or otherwise. Financial assets are recognized at cost or any lower current value. Receivables and sundry current assets as well as cash on hand and in bank are shown at par or face value. Treasury stock is valued at the lower of cost or market. Accruals provide for pensions and similar obligations at actuarial present values, based on an annual interest rate of 6 percent and on the 1998 mortality tables. Tax and other accruals are shown at the amounts in future required in sound business practice and judgment. Liabilities are generally stated at their settlement amounts. Non-euro items are translated at the mean current rate or the hedged rate, as appropriate.

(2) Fixed assets

Classification and development of fixed assets are explained in greater detail in the fixed-asset analyses on pages 138 and 139. The caps/collars/floors line refers to capitalized premiums for long-term cap agreements. For a full list of shareholdings, see pages 140-143.

(3) Prepaid expenses & deferred charges

This caption totals €0.421 million (up from €0.101 million) and includes loan discount at €0.379 million (up from €0.059 million).

(4) Stockholders' equity

Vossloh AG's capital stock amounted to an unchanged €36,813,015.45 and is divided into 14,400,000 no-par bearer shares of common stock only.

Authorized capital of €18,406,507.72 existed at December 31, 2002. The annual stockholders' meeting of June 25, 1998, authorized the Executive Board to increase the Company's capital stock, after first obtaining the Supervisory Board's consent, on or before June 24, 2003, by an aggregate total of €18,406,507.72 through one or several issues of new shares of common stock and/or nonvoting preferred stock in exchange for contributions in cash or in kind. The stockholders' meeting further authorized the Executive Board to exclude, when exercising the authority to raise the capital stock with the Supervisory Board's prior approval, the stockholders' statutory subscription right once or several times for an aggregate maximum of €3,579,043.17 provided that (i) the new stock is issued against cash contribution and (ii) the new stock's issue price is not significantly below that of already listed same-class stock. Moreover, the Executive Board is authorized, when exercising the authority to raise the capital stock with the Supervisory Board's prior approval, to decide on whether to exclude the stockholders' statutory subscription right once or several times for an aggregate maximum of €3,579,043.17 if new stock is issued against contribution in kind.

Further potential capital of an aggregate €2,224,119.68 existed at December 31, 2002. The annual stockholders' meeting of June 25, 1998, voted to conditionally raise the capital stock by an aggregate maximum of €1,840,650.77 by issuing up to 720,000 bearer shares of common stock in order to grant stock options to Vossloh AG officers and executives, as well as to management board members and executives of subsidiaries (as defined in Arts. 15 et seq. AktG). Furthermore, the capital stock was conditionally increased by an aggregate maximum of €383,468.91 by issuing up to 150,000 bearer shares of common stock in order to grant stock options to employees of Vossloh AG and its German subsidiaries (as defined in Arts. 15 et seq. AktG). Such stocks will be issued at the strike price determined from time to time as the average of the single cash prices for Vossloh stock as quoted at the Frankfurt Stock Exchange during the five trading days preceding the option issuance date. Implementation of the potential capital increase is contingent on the extent to which stock options are granted and exercised.

Pursuant to Art. 71(1)(8) AktG, the annual stockholders' meeting of May 28, 2002, authorized the Company after expiration of the existing authority on November 30, 2002, to acquire on or before November 27, 2003, treasury stock equivalent to an aggregate maximum of 10 percent of Vossloh AG's capital stock. The price paid for acquiring such shares may neither be 5 percent below, nor more than 5 percent above, the average of the single cash prices for Vossloh stock as quoted at the Frankfurt Stock Exchange during the five trading days preceding the treasury stock acquisition date. In addition, the Executive Board was authorized, after first obtaining the Supervisory Board's approval, to dispose of such treasury shares in a form other than (i) through a stock market or (ii) by offering them to all Vossloh stockholders, however, always provided that the previously acquired treasury stock is sold at a price that is not significantly below the stock market price then current for same-class Vossloh stock. Said authority is confined, including the existing authority under the terms of Art. 4(2)(c) of the Company's bylaws, to an aggregate maximum of 10 percent of Vossloh AG's capital stock. The applicable stock purchase price for the purposes of the preceding clause shall be the average of the single cash prices for Vossloh stock as quoted during the closing auction of the XETRA trade at the Frankfurt Stock Exchange during the five trading days preceding the sale of such shares. Furthermore, the Executive Board was authorized to redeem and withdraw treasury stock with the Supervisory Board's approval, however, without requiring another vote by the stockholders' meeting. At December 31, 2002, altogether 711,917 shares (€1,819,986.91 or 4.49 percent of the capital stock) were held as treasury stock and purchased at a total price of €15,446,465.64, equivalent to an average price of €21.70 per share. The repurchased stock will be used for future M&A transactions.

The additional paid-in capital includes the premium earned from stock issued by Vossloh AG. The reserves retained from earnings comprise the reserve for treasury stock (at €15,446,465.64) and other reserves retained from earnings.

(5) Accruals

The other accruals of €5.2 million include €2.5 million for payroll and €2.7 million for sundry administrative purposes.

(6) Liabilities (above-the-line and contingent)

Except for one account of €128.0 million due to banks within one to five years and another of €5.0 million due after more than five years, the liabilities disclosed in the balance sheet mature throughout within one year. The accounts due to/from subsidiaries were throughout nontrade.

€168.0 million of the contingent liabilities under suretyships and guaranties (which total €180.3 million) was incurred for obligations of subsidiaries. The fixed-liability guaranties in favor of subsidiaries total €239.1 million. Ten guaranties do not have a stipulated ceiling. The other financial obligations refer at €3.4 million to currency hedges which Vossloh AG has committed itself to contract.

(7) Results of operations

€1.5 million of net sales, generated in 2002 solely in Germany, refers to revenues from rents, including €0.6 million charged to subsidiaries. €109.2 million of the other operating income is mainly gains from the disposal of investments above book value, the gain from the divestment of Vossloh Elektro GmbH, Lüdenscheid, being €51.4 million and that from the disposal of two-thirds of the stake in VAE Holding GmbH, Vienna, Austria, another €38.9 million.

The extraordinary result of €244.4 million was exclusively allocable to the sale and transfer to Eisenbahn & Verkehr GmbH of Vossloh-Werke GmbH, Werdohl.

(8) Other disclosures

The income statement has been presented in the cost-of-sales format pursuant to Art. 275(3) HGB.

In the year under review, personnel expenses totaled €6.1 million, of which €4.8 million is allocable to wages and salaries, another €1.3 million to social security taxes, pension expense and related employee benefits (including €1.1 million pension expense).

Vossloh AG executed a direct-control and P&L transfer agreement with Vossloh-Werke GmbH, Werdohl, resulting in the formation of a so-called tax group (taxation of all its members as one entity).

The reported income taxes are exclusively allocable to the result from ordinary operations. Tax expenses in 2002 accounts for the reduced corporate income tax on the dividend distributed in 2002.

In fiscal 2002, Vossloh AG employed an average workforce of 23 (up from 22).

The fees of the Supervisory Board in the year under review amounted to €0.473 million (up from €0.246 million), breaking down into a fixed fee of €0.139 million and a variable component of €0.334 million. Fees of Advisory Board members for fiscal 2002 came to €0.020 million (up from €0.015 million).

The remuneration of Vossloh AG's Executive Board members totaled €2.202 million (up from €1.157 million) and includes besides a fixed portion of €0.699 million (up from €0.602 million), a variable profit share of €1.503 million (up from €0.555 million).

In the year under review, 48,220 stock options (up from 0) were granted to the Executive Board. As of December 31, 2002, Executive Board members held a total 158,670 stock options.

A total €2.257 million (up from €2.254 million) was provided for the accrued full pension obligations to former Executive Board members and their surviving dependants; current pension payments amounted to €0.230 million (down from €0.609 million).

In December 2002, the Executive and Supervisory Boards issued, and made permanently available to the stockholders on the Group's website, the first declaration of conformity under the German Corporate Governance Code, as required by the provisions of Art. 161 AktG.

After the enactment as of January 1, 2002, of certain German legislation governing the notification, disclosure and publication of significant voting stakes in listed corporations, as required by Arts. 2, 3 and 4 of the Securities Purchase & Takeover Act, Vossloh AG received the following notifications of attributable voting rights in 2002 under the terms of Art. 21(1) or (1a) German Securities Trading Act ("WpHG"):

- In April 2002, Deutsche Bank AG, Frankfurt/Main, notified us that on April 10, 2002, it had fallen below the thresholds of 25, 10 and 5 percent of the voting rights in Vossloh AG, and stated that Deutsche Bank AG's voting stake in Vossloh AG now totaled 0 percent.

- On April 16, 2002, Zurich Financial Services, Zurich, Switzerland, notified us on its own behalf and on that of its subsidiary Zurich Group Holding, Zurich, Switzerland, as well as on behalf of the latter's subsidiary Zürich Versicherungs-Gesellschaft, Zurich, Switzerland, and on behalf of the latter's subsidiary Zürich Beteiligungs-AG, Frankfurt/Main, that its voting stake in Vossloh AG exceeded the thresholds of 5, 10 and 25 percent and now came to 45.37 percent, of which 11.11 and 34.26 percent were attributable to the notifying company under the terms of Art. 22(1)(1) and Art. 22(2)(1) WpHG, respectively.

(9) Vossloh AG board members

Executive Board:

Burkhard Schuchmann, Chairman
- VAE AG[1]: supervisory board vice-chairman (up to Sep. 30, 2002)
- Vossloh-Schwabe GmbH[1]: supervisory board chairman (up to July 31, 2002)
- Vossloh-Schwabe Matsushita Electric Works GmbH: supervisory board chairman (as from Nov. 21, 2002)
- Vossloh France SAS: president (as from July 31, 2002)
- Cogifer SA[1]: supervisory board chairman and member (as from Sep. 30, 2002)
- Cogifer TF[1]: supervisory board member (as from Sep. 30, 2002)
- Amurrio Ferrocarriles y Equipos S.A.[1]: supervisory board chairman (as from Sep. 30, 2002)

Milagros Caiña-Lindemann
– VAE AG[1], supervisory board member (up to Sep. 30, 2002)
– Vossloh-Schwabe GmbH[1]: supervisory board member (up to July 31, 2002)
– Wohnungsbaugesellschaft Werdohl GmbH: supervisory board member

Werner Andree

Supervisory Board:

Dipl.-Kfm. Dr. Hans Vossloh, Werdohl, retired manager, Honorary Chairman

Dipl.-Vwt. Dr. rer. pol. Karl Josef Neukirchen[3], Chairman
executive board chairman of mg technologies ag
– Allianz Versicherungs-AG: supervisory board member
– Dynamit Nobel AG[1]: supervisory board chairman
– GEA AG[1]: supervisory board chairman
– Sixt AG: supervisory board chairman
– Sixt Leasing KGaA: supervisory board chairman

Frank Teichmüller[2,3], Vice-Chairman, Coastal District head of the German Metalworkers Union
– Airbus Deutschland GmbH: supervisory board member

Dipl.-Kfm. Dr. Jürgen Blume[3], sworn public auditor and tax adviser

Désirée Gruchot-Kieckbusch[2], businesswoman (as from Sep. 5, 2002)
– Vossloh System-Technik York Limited: supervisory board member (as from March 17, 2002)
– Vossloh System-Technik Malmö AB: supervisory board member

Achim Heinrichs, Dipl.-Math. (as from Sep. 5, 2002)

Dipl.-Bwt. Holger Hoffmann[2], senior financial officer (up to Sep. 4, 2002)

Dr.-Ing. Dipl.-Ing. Wilfried Kaiser, consultant
– EvoBus GmbH: supervisory board member
– Heizkraftwerke-Pool GmbH & Co., Beteiligungs KG: advisory board chairman
– Hugo Kern und Liebers GmbH & Co.: director
– PE Frankfurt Private Equity Management AG: supervisory board member
– schenck.de AG: supervisory board chairman
– Konrad Hornschuch AG: supervisory board member
– Single Holding GmbH: advisory board chairman
– GEALAN Holding GmbH: advisory board vice-chairman (as from July 16, 2002)

Wolfgang Klein[2,3], galvanizer

Wilfried Köpke[2], engineering designer

Peter Langenbach, lawyer
– Credit- und Volksbank eG, Wuppertal: supervisory board member

Dr. Anselm Raddatz, lawyer
Michael Rohe[2], mechanic (up to Sep. 4, 2002)

Günter Schlüchting[2], 1st Delegate of the German Metalworkers Union's Lüdenscheid office (as from Jan. 11, 2002)

Dipl.-Kfm. Karl Rudolf Vins, executive board member of Versicherungsholding der Deutsche Bank AG, executive board member of Deutscher Herold Lebensversicherungs-AG der Deutschen Bank, executive board member of Deutscher Herold Allgemeine Versicherungs-AG (up to July 9, 2002)
– Westfälische Hypothekenbank AG: supervisory board member
– Bonnservice Gesellschaft für Serviceleistungen mbH: director
– Bonner Akademie Gesellschaft für DV- und Management-Training, Bildung und Beratung mbH: director

Dr.-Ing. Martin Vossloh, Dipl.-Wirtschaftsing., Reutlingen (as from July 9, 2002)

[1] Office held within the respective group pursuant to Art. 100(2)(2) AktG
[2] Employee representative
[3] Staff and Audit Committee member

(10) Proposed profit appropriation

The annual financial statements 2002 show a net income of €338,924,039.98. When including the undistributed profit of €330,680.50 carried over from 2001, the net earnings available for distribution come to €339,254,720.48.

The Executive Board will propose to the annual stockholders' meeting (i) to distribute a cash dividend of €1.20 for each share of the common stock of €34,993,028.54 ranking for dividend, hence a total cash distribution of €16,425,699.60, (ii) to transfer €322,000,000.00 to the other reserves retained from earnings, and (iii) to carry forward the undistributed profit of €829,020.88.

	2002
Undistributed profit as of January 1, 2002	130,040.50
Change in undistributed profit due to treasury shares not ranking for dividend	200,640.00
Adjusted undistributed profit	330,680.50
Net income for 2002	338,924,039.98
Net earnings as of December 31, 2002	**339,254,720.48**
Proposed:	
total cash dividend	16,425,699.60
transfer to the other reserves retained from earnings	322,000,000.00
carryforward	829,020.88

Werdohl, March 10, 2003

Vossloh AG
The Executive Board
Schuchmann, Andree, Caiña-Lindemann

Independent auditor's report and opinion on the separate financial statements

We audited the annual financial statements (including the records and books of account) and the combined management report on the Company and the Group of Vossloh AG for the fiscal year ended December 31, 2002. The accounting and the preparation of the annual financial statements and management report on the Company and the Group in accordance with the German Commercial Code and the supplementary provisions of the bylaws are the responsibility and assertions of the Company's legal representatives. Our responsibility is, based on our audit, to express an opinion on the annual financial statements (including the accounting) and management report on the Company and the Group.

We conducted our annual audit in accordance with the provisions of Art. 317 HGB and with due regard to generally accepted standards on the audit of financial statements as established by IDW, the Institute of Sworn Public Auditors & Accountants in Germany. Those standards require that we plan and perform the audit to obtain reasonable assurance that any misstatement or fraud which has a material impact on the view of the net assets, financial position and results of operations as presented by the annual financial statements in accordance with accounting principles generally accepted in Germany and by the management report on the Company and the Group is identified. When planning the audit procedures, knowledge and understanding of the Company's business, its economic and legal environment as well as sources of potential errors are given due consideration. An audit includes examining, largely on a test basis, the accounting-related internal control system's effectiveness and the evidence supporting the amounts and disclosures in the accounting, the financial statements, and the management report on the Company and the Group. An audit also includes assessing the accounting principles used, and significant estimates made, by the Company's legal representatives, as well as evaluating the overall presentation of the annual financial statements and management report on the Company and the Group. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any objections or exceptions.

It is our opinion that the annual financial statements, with due regard to accounting principles generally accepted in Germany, present a true and fair view of the Company's net assets, financial position and results of operations. The management report on the Company and the Group presents fairly, in all material respects, both the Company's overall position and the risks inherent in its future development.

Essen, March 11, 2003

BDO Deutsche Warentreuhand Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Rittmann	pp. Kalvelage
Wirtschaftsprüfer	Wirtschaftsprüfer

Index

Index

The Vossloh Group at a glance

Group—Ten-year overview		2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Income statement data											
Net sales	€ mill.	744.5	903.0	854.4	790.1	578.4	428.7	394.9	381.3	305.9	286.7
thereof: Railway Technology	€ mill.	743.6	649.7	579.8	561.9	357.3	159.3	123.3	112.3	48.6	57.3
Lighting	€ mill.	–	252.8	274.1	227.7	220.5	208.5	186.2	175.0	167.1	144.8
Decoration	€ mill.	–	–	–	–	–	60.6	85.0	93.7	89.9	84.3
EBIT	€ mill.	78.4	60.0	77.9	48.4	61.8	50.9	28.8	24.0	24.8	22.6
Net interest result (until 1997 net financial result)	€ mill.	(14.8)	(17.2)	(13.6)	(7.0)	(6.4)	(2.2)	(3.4)	(3.5)	(2.1)	(2.8)
EBT	€ mill.	63.6	42.8	64.3	41.4	55.4	48.7	25.4	20.5	22.7	19.8
Group earnings (total)	€ mill.	52.4	17.2	27.8	17.7	31.2	28.9	15.9	16.7	13.3	11.6
Earnings per share[1,2] (EpS)	€	3.85	1.20	1.93	1.23	2.16	1.73	1.24	1.03	0.96	0.87
Pretax return on sales (ROS)	%	8.5	4.7	7.5	5.2	9.6	11.4	6.4	5.4	7.4	6.9
Pretax return on equity (ROE)	%	26.7	13.6	20.0	14.1	20.2	34.8	21.7	19.9	21.9	20.7
Return on capital employed (ROCE)	%	13.3	9.4	11.9	8.4	12.7	29.0	14.7	13.8	14.7	15.5
Balance sheet data											
Fixed assets	€ mill.	414.5	322.0	311.4	286.9	269.2	63.7	68.7	70.7	75.1	67.2
capital expenditures[4]	€ mill.	25.5	48.2	43.6	35.6	24.5	16.4	9.5	11.8	16.3	21.2
amortization/depreciation[4]	€ mill.	19.7	38.1	37.4	34.2	24.9	14.2	13.4	15.6	16.0	15.9
Working capital	€ mill.	175.5	316.3	341.4	292.2	217.4	112.1	127.4	103.1	93.2	78.8
Working capital ratio	%	23.6	35.0	40.0	37.0	37.6	26.1	32.3	27.0	30.5	27.5
Capital employed	€ mill.	590.0	638.3	652.8	579.1	486.6	175.8	196.1	173.8	168.3	146.0
Total equity	€ mill.	238.6	314.4	321.0	293.9	274.7	140.1	117.2	103.4	103.5	95.6
thereof: minority interests	€ mill.	4.6	121.2	116.7	106.0	99.4	0.9	1.5	1.2	0.7	0.7
Net financial debt	€ mill.	227.0	231.2	209.5	181.8	108.7	(4.1)	32.1	32.2	33.6	20.3
Total assets	€ mill.	947.2	899.0	896.3	785.5	679.3	255.4	248.8	236.1	204.5	194.9
Equity ratio	%	25.2	35.0	35.8	37.4	40.4	54.9	47.1	43.8	50.6	49.0
Cash flow statement data											
Cash flow from operating activities	€ mill.	122.9	50.6	35.1	(18.8)	20.5	45.7	18.3	17.0	15.3	9.7
Cash flow from investing activities	€ mill.	(292.3)	(45.8)	(49.3)	(42.4)	(128.3)	(9.3)	(12.4)	6.8	(22.3)	(6.5)
Cash flow from financing activities	€ mill.	10.8	(9.3)	23.2	55.2	139.6	(24.3)	(7.7)	(20.6)	(3.4)	7.8
Change in cash & cash equivalents	€ mill.	(6.6)	(4.5)	8.0	(7.3)	32.4	12.1	(1.8)	3.2	(10.4)	11.0
Workforce											
Annual average headcount		4,190	5,370	5,583	5,575	4,001	2,411	2,608	2,959	2,488	2,318
thereof: Germany		1,651	2,494	2,824	2,674	1,915	1,689	1,839	2,146	1,772	1,727
abroad		2,539	2,876	2,759	2,901	2,086	722	769	813	716	591
Railway Technology		4,167	3,884	4,001	4,174	2,624	589	508	627	191	232
Lighting		–	1,464	1,566	1,385	1,361	1,288	1,290	1,409	1,380	1,252
Decoration		–	–	–	–	–	518	794	910	904	823
Vossloh AG		23	22	16	16	16	16	16	13	13	11
Payroll-to-added value ratio	%	69.0	77.0	74.2	81.7	69.3	67.0	77.6	81.1	76.3	77.5
Personnel expenses	€ mill.	178.4	208.1	228.2	222.8	143.6	106.5	107.2	111.2	85.3	82.0
Personnel expenses per capita	€ '000	42.6	38.7	40.9	40.0	35.9	44.2	41.1	37.6	34.3	35.4
Vossloh AG—Ten-year overview											
Capital stock	€ mill.	36.8	36.8	36.8	36.8	36.8	18.4	18.4	18.4	18.4	18.4
Dividend per share[1]	€	1.20[3]	0.75	0.75	0.60	0.59	0.38	0.33	0.33	0.31	0.31
Stock price at Dec. 31[1]	€	24.70	22.53	14.95	14.90	25.05	25.95	14.11	12.09	14.32	14.67
Market capitalization at Dec. 31	€ mill.	338.1	310.4	215.3	214.6	360.7	373.7	203.2	174.1	206.2	211.3

As from 1998 according to US GAAP

[1] Share-related indicators and stock price rebased according to DVFA standard (basis: 14,400,000 shares) to allow for the 1996 relisting of DM 50 shares as DM 5 shares, the 1998 (1-for-1) stock split, and the 1993 capital increase (1-for-5) against cash contributions.

[2] Pre-1998 data determined according to DVFA/SG

[3] If approved by the stockholders' meeting

Glossary

of financial terms

US GAAP
United States Generally Accepted Accounting Principles

EBITDA
Earnings before amortization, depreciation, interest, income taxes and extraordinary items

EBIT
Earnings before interest, income taxes and extraordinary items

EBT
Earnings before income taxes and extraordinary items

Value added
EBIT + personnel expenses + non-income taxes

Working capital
Trade receivables + inventories – trade payables – prepayments received

Capital employed
Working capital + fixed assets

Cash & cash equivalents
Cash on hand and in banks + short-term securities

Net financial debt
Accounts due to banks + notes payable – cash & cash equivalents

Equity ratio
Equity ÷ total assets

Net leverage
Net financial debt ÷ equity

Payroll ratio
Personnel expenses ÷ value added

EBIT margin
EBIT ÷ net sales

Working capital ratio
Working capital ÷ net sales

Return on capital employed (ROCE)
EBIT ÷ capital employed

Pretax return on equity
EBT ÷ equity

Financial diary 2003	
DVFA presentation	April 23, 2003
Annual stockholders' meeting	May 27, 2003
Payment of cash dividends	May 28, 2003
Publication of interim report	
as of March 31	April 23, 2003
as of June 30	July 28, 2003
as of September 30	October 27, 2003
Press conference	December 10, 2003
Meeting with DVFA analysts	December 10, 2003

Financial diary 2004	
Publication of 2003 financial data	March 2004
Press conference	April 2004
DVFA presentation	April 2004
Annual stockholders' meeting	June 3, 2004

Investor Relations	
Contact:	Christiane Konrad
Email:	investor.relations@ag.vossloh.com
Phone:	(+49-2392)52-249
Fax:	(+49-2392)52-264

Vossloh stock details	
ISIN:	DE0007667107
Traded at:	Xetra, Düsseldorf, Frankfurt, Berlin
	Bremen, Hamburg, Hannover,
	Stuttgart, Munich
Index:	MDAX
No. of shares (12/31/2002):	14,400,000
Stock price (12/31/2002):	€24.70
2002 high/low:	€26.30/€20.80
Reuters code:	VOSG.F
Bloomberg code:	VOS GF
Dividend proposed:	€1.20

Published by:
Vossloh AG
Street address:
Vosslohstr. 4 · 58791 Werdohl · Germany
Mailing address:
Postfach 1860 · 58778 Werdohl · Germany

Concept and design:
creative partner
agentur für werbung gmbh, Düsseldorf

Text/copy:
Dr. Ilse Preiss, Harald Gruber, Cologne

Translated by:
ExperTeam® Jerry E. Marchand and Jack S. Willhoft, Rheinbach/Neuss

Typesetting and realization:
Vossloh Communication GmbH, Werdohl

Photography:
Corbis, Claudia Kempf, Erika Koch, Mauritius, Zefa

Lithography:
rgi, Digitale Reproduktionen GmbH, Dortmund

Printed by:
Griebsch + Rochol Druck GmbH, Hamm

Editorial close: March 2003

www.vossloh.com Vossloh AG Phone (+49-2392)52-0